                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION


    Filed by the registrant [X]
    Filed by a party other than the registrant [ ]
    Check the appropriate box:
    [X] Preliminary proxy statement                       [ ] Confidential, For Use of the Commission Only
    [ ] Definitive proxy statement                            (as permitted by Rule 14a-6(e)(2))
    [ ] Definitive additional materials
    [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12



                            WINSLOEW FURNITURE, INC.
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


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      (Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

Payment of filing fee (Check the appropriate box):
         [ ] No fee required.
         [X] Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1) Title of each class of securities to which transaction applies:

                   Common Stock, $.01 par value per Share
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         (2) Aggregate number of securities to which transaction applies:

                   7,181,908
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         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

                   $34.75
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         (4) Proposed maximum aggregate value of transaction:

                   $249,571,303
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         (5) Total fee paid:

                   $49,915
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         [X] Check box if any part of the fee is offset as provided by Exchange
             Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid:

                  $47,401
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         (2) Form, Schedule or Registration Statement no.:

                  Schedule 14A
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         (3) Filing Party:

                  WinsLoew Furniture, Inc.
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         (4) Date Filed:
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                  April 19, 1999
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                            WINSLOEW FURNITURE, INC.
                               160 Village Street
                            Birmingham, Alabama 35242


                                                                   June __, 1999

To Our Shareholders:

         You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of WinsLoew Furniture, Inc. (the "Company" or "WinsLoew") to be held on Tuesday, July 27, 1999, at 9:00 a.m., local time, at the offices of Trivest, Inc., located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. The purpose of the Special Meeting is to consider and vote upon a merger (the "Merger") that, if approved and subsequently consummated, will result in the public shareholders of WinsLoew receiving $34.75 in cash per share for their stock and WinsLoew becoming a privately-owned company.

         If approved by WinsLoew's shareholders, the Merger would be accomplished pursuant to a Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") as follows: Trivest Furniture Corporation, a newly-formed Florida corporation (the "Purchaser"), would merge with and into WinsLoew, which would be the surviving corporation in the Merger. If the Merger is consummated, each outstanding share of common stock, $.01 par value, of WinsLoew (the "Common Stock"), other than shares held by the Purchaser, will be canceled and converted automatically into the right to receive $34.75 in cash, payable to the holder thereof, without interest.


         The Purchaser has been organized at the direction of two private investment partnerships affiliated with certain WinsLoew directors, Trivest Furniture Partners, Ltd. and Trivest Fund II Group, Ltd. (together, the "Trivest Partnerships") for the purpose of acquiring all of WinsLoew's Common Stock. As a result of the Merger, WinsLoew will become a privately held company that is owned by the Trivest Partnerships, certain WinsLoew directors, certain members of WinsLoew's management and certain WinsLoew employees.



         A special committee of the Board of Directors of WinsLoew (the "Special Committee"), consisting of five independent directors, was formed to investigate, consider and evaluate the proposed Merger and possible strategic alternatives to maximize shareholder value. The Special Committee has recommended to WinsLoew's Board of Directors that the Merger and related agreements be approved. In connection with its evaluation of the proposed Merger and certain possible strategic alternatives, the Special Committee engaged Mann Armistead & Epperson, Ltd. ("Mann Armistead") to act as its financial advisor. Mann Armistead has rendered its opinion that, as of May 4, 1999, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the cash merger consideration of $34.75 per share to be received in the Merger is fair from a financial point of view to the public shareholders of the Company. The written opinion of Mann Armistead, dated as of May 4, 1999, is attached as Appendix B to the enclosed Proxy Statement and should be read carefully and in its entirety by the shareholders.

         THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS BELIEVE THAT THE TERMS OF THE MERGER ARE SUBSTANTIVELY AND PROCEDURALLY FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS AND RECOMMEND THAT THE SHAREHOLDERS APPROVE THE MERGER.



         Approval of the Merger at the Special Meeting will require the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Shareholders (including members of WinsLoew's senior management, the members of the Special Committee and certain shareholders affiliated or associated with the Trivest Partnerships) who, as of the record date, hold of record approximately 35.8% of the outstanding shares of Common Stock, have expressed their intention to vote their shares for approval of the Merger. If the Merger is approved by the shareholders, the closing of the Merger will occur as soon after the Special Meeting as all of the other conditions to closing the Merger are satisfied.

         The accompanying Proxy Statement provides you with a summary of the proposed Merger and additional information about the parties involved and their interests. Please give all this information your careful attention. Whether or not you plan to attend, it is important that your shares are represented at the Special Meeting. A failure to vote or a vote to abstain will count as a vote against the Merger. Accordingly, you are requested to promptly complete, sign and date the enclosed proxy and return it in the envelope provided.



                                      EARL W. POWELL
                                      Chairman of the Board


                                      BOBBY TESNEY
                                      President and Chief Executive Officer

                            WINSLOEW FURNITURE, INC.
                               160 Village Street
                            Birmingham, Alabama 35242

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           To be held on July 27, 1999


To the Shareholders of
WinsLoew Furniture, Inc.


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of WinsLoew Furniture, Inc., a Florida corporation (the "Company"), will be held at 9:00 a.m., local time, on Tuesday, July 27, 1999, at the offices of Trivest, Inc., located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133, for the following purposes:

         1. To consider and vote upon a proposal to approve and adopt a Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of Trivest Furniture Corporation, a Florida corporation (the "Purchaser"), with and into the Company, with the Company being the surviving corporation. In the Merger, each outstanding share of the Company's Common Stock, $.01 par value (other than shares held by the Purchaser), will be converted into the right to receive $34.75 in cash, without interest. The Merger Agreement is more fully described in the accompanying Proxy Statement and is attached as Appendix A to the Proxy Statement.


         2. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.


         The Board of Directors has determined that only shareholders of record at the close of business on June 14, 1999 are entitled to notice of, and to vote at, the meeting and any adjournments or postponements thereof. The stock transfer books of the Company will not be closed prior to the meeting.


                             YOUR VOTE IS IMPORTANT

         In order to ensure that your vote will be counted, please complete, date, sign and return the enclosed proxy card promptly in the enclosed pre-addressed envelope whether or not you plan to attend the meeting. No postage is required if mailed in the United States. Your proxy may be revoked at any time before it is voted, by filing with the Secretary of the Company a written revocation, by submitting a proxy bearing a later date, or by attending and voting in person at the meeting. Please do not send any certificates for your shares at this time.




                                     By Order of the Board of Directors


                                     Bobby Tesney
                                     President and Chief Executive  Officer

Birmingham, Alabama

June __, 1999

                            WINSLOEW FURNITURE, INC.
                               160 Village Street
                            Birmingham, Alabama 35242

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------


                         SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held on July 27, 1999


Introduction


         This Proxy Statement is being furnished to the shareholders of WinsLoew Furniture, Inc., a Florida corporation (the "Company" or "WinsLoew"), in connection with the solicitation by its Board of Directors (the "Board") of proxies to be used at a Special Meeting of Shareholders (as it may be adjourned or postponed, the "Special Meeting") to be held on Tuesday, July 27, 1999 at 9:00 a.m., local time, at the offices of Trivest, Inc., located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133, and at any adjournments or postponements thereof. The date of this Proxy Statement is June __, 1999, and this Proxy Statement, the foregoing Notice of Special Meeting of Shareholders and the enclosed proxy card are first being mailed to shareholders of WinsLoew on or about June __, 1999.

         The Special Meeting has been called to consider and vote upon a proposal to approve and adopt a Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement" or the "Second Amended Merger Agreement"), which is attached to this Proxy Statement as Appendix A. Pursuant to the Merger Agreement, Trivest Furniture Corporation (the "Purchaser"), a newly-formed Florida corporation, will be merged with and into WinsLoew (the "Merger"). In the Merger, each outstanding share of common stock, $.01 par value (the "Common Stock"), of WinsLoew (other than shares held by the Purchaser) will be canceled and converted automatically into the right to receive $34.75 in cash, payable to the holder thereof, without interest. The Purchaser has been organized at the direction of two private investment partnerships, Trivest Furniture Partners, Ltd. and Trivest Fund II Group, Ltd. (together, the "Trivest Partnerships") controlled by Earl W. Powell, WinsLoew's Chairman of the Board. After the Merger, WinsLoew will become a privately held company wholly-owned by the Purchaser's shareholders, and the public shareholders will no longer own an equity interest in WinsLoew.

         Immediately prior to the Merger, all of the outstanding common stock of the Purchaser will be acquired by the following parties, which will purchase such shares for cash or contribute to the Purchaser shares of WinsLoew Common Stock in exchange for shares of Purchaser common stock: (i) the Trivest Partnerships, Mr. Powell and Phillip T. George, M.D., who is also a director of WinsLoew (collectively, the "Trivest Investors"); (ii) Bobby Tesney, the President, Chief Executive Officer, and a director of the Company (the "Management Director"), Vincent A. Tortorici, Jr., the Company's Vice President and Chief Financial Officer, R. Craig Watts, the Company's Executive Vice President, Contract Seating, and Rick J. Stephens, the Company's Vice President, Operations (together with the Management Director, the "Management Group"); and
(iii) approximately 35 other


                           -------------------------

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Company employees or sales representatives who will be offered the opportunity to acquire shares of Purchaser common stock (the "Eligible Persons").

         Trivest Fund I, Ltd., Trivest Equity Partners I, Ltd., Trivest Principals' Fund 1988, Trivest Special Situations Fund 1985, L.P. and Trivest Annuity Fund, Ltd. (collectively, the "Existing Trivest Shareholders"), which are private investment partnerships controlled by Messrs. Powell and George, currently hold of record approximately 23.7% of the outstanding WinsLoew Common Stock. The Existing Trivest Shareholders will receive $34.75 per share in cash for all of their shares on the same basis as other WinsLoew shareholders and will not be shareholders of WinsLoew after the Merger.

         The current executive officers of WinsLoew will retain their positions with WinsLoew. Mr. Tesney will remain a director of the Company following the Merger. Earl W. Powell, Phillip T. George, M.D., William F. Kaczynski, Jr. and Peter W. Klein, the current WinsLoew directors affiliated with the Trivest Partnerships (the "Trivest Directors"), will remain directors of WinsLoew. All of the Trivest Directors are indirect investors in the Trivest Partnerships.

         The aggregate consideration payable in the Merger, excluding fees and expenses, is approximately $268.3 million. The amount to be paid in cash will be reduced by the aggregate value of the Common Stock that the Management Group, the Trivest Investors, and the Eligible Persons contribute to the Purchaser.

         Because certain directors of WinsLoew will have a financial interest in the Merger, the Board of Directors appointed a special committee of disinterested directors to consider and make recommendations with respect to the Merger and possible strategic alternatives to maximize shareholder value (the "Special Committee"). The Special Committee and the Board believe that the terms of the Merger are substantively and procedurally fair to, and in the best interests of, the Company's shareholders and recommend that the shareholders approve the Merger. See "SPECIAL FACTORS--Conflicts of Interest -- The Special Committee's and the Board's Recommendation."

         Approval of the Merger at the Special Meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. Shareholders (including the members of the Management Group, certain other members of management, the individual Trivest Investors, the Existing Trivest Shareholders, the other members of the Board and certain shareholders affiliated or associated with the Trivest Partnerships) who, as of the record date, held of record approximately 2,570,218, or 35.8%, of the outstanding shares of Common Stock have expressed their intention to vote their shares for approval of the Merger. Holders of 4,611,690, or approximately 64.2%, of the outstanding shares of Common Stock remain uncommitted with respect to how they will vote on the Merger. Accordingly, the affirmative vote by holders of Common Stock representing approximately 1,020,737 (or 22.1%) of such uncommitted shares, or approximately 14.2% of the outstanding shares, will be required to approve the Merger. The consummation of the Merger is subject to a number of conditions, and, accordingly, even if shareholders approve the Merger, there can be no assurance that the Merger will be consummated.

                             WHAT YOU NEED TO DO NOW

         Please promptly complete, sign and date the enclosed proxy card and return it in the envelope provided. A failure to vote or a vote to abstain will have the same legal effect as a vote against the Merger. If your shares are held in "street name" by your broker, then you should instruct your broker how to vote your shares. If you do not provide instructions to your broker, your shares will not be voted and they will be counted as votes against the proposal to approve and adopt the Merger Agreement. Please do not send in stock certificates now. After the Merger is completed, we will send you written instructions for exchanging your Common Stock certificates for the cash to which you are entitled.


         Shareholders are urged to read and consider carefully the information contained in this Proxy Statement and to consult with their personal financial and tax advisors.

                               TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----

Introduction......................................................................................................i
Summary...........................................................................................................1
       Date, Time and Place of the Special Meeting................................................................1
       Purpose of the Special Meeting.............................................................................1
       Record Date and Quorum.....................................................................................1
       Vote Required..............................................................................................1
       Parties to the Merger......................................................................................2
       The Merger.................................................................................................3
       Effective Time of the Merger and Payment for Shares........................................................3
       The Special Committee's and Board's Recommendation.........................................................3
       Opinion of Financial Advisor...............................................................................3
       Purpose and Reasons of the Affiliates for the Merger.......................................................4
       Position of the Affiliates as to Fairness of the Merger....................................................4
       Conflicts of Interest......................................................................................5
       Certain Effects of the Merger..............................................................................6
       Conditions to the Merger, Termination and Expenses.........................................................6
       Federal Income Tax Consequences............................................................................8
       Rights of Dissenting Shareholders..........................................................................8
       Accounting Treatment.......................................................................................8
       Financing of the Merger....................................................................................8
       Market Prices of Common Stock and Dividends................................................................9
The Special Meeting..............................................................................................10
       Proxy Solicitation........................................................................................10
       Record Date and Quorum Requirement........................................................................10
       Voting Procedures; Required Vote..........................................................................10
       Voting and Revocation of Proxies..........................................................................11
       Effective Time............................................................................................11
Special Factors..................................................................................................12
       Background of the Merger..................................................................................12
       The Special Committee's and the Board's Recommendation....................................................31
       Opinion of the Financial Advisor..........................................................................37
       Purpose and Reasons of the Affiliates for the Merger......................................................43
       Position of the Affiliates as to Fairness of the Merger...................................................45
       Conflicts of Interest.....................................................................................45
       Certain Effects of the Merger.............................................................................49
       Conduct of WinsLoew's Business After the Merger...........................................................50
       Certain Forward Looking Information.......................................................................50
The Merger.......................................................................................................51
       Conversion of Securities..................................................................................51
       Cash-out of WinsLoew Stock Options........................................................................51
       Transfer of Shares........................................................................................51
       Conditions................................................................................................52
       Representations and Warranties............................................................................53
       Covenants.................................................................................................54
       Nonsolicitation Covenant..................................................................................56
       Indemnification and Insurance.............................................................................56
       Expenses..................................................................................................57
       Termination, Amendment and Waiver.........................................................................57
       Termination Fee...........................................................................................58
       Escrow Deposit............................................................................................58

       Financing.................................................................................................58
       Expenses of the Transaction...............................................................................63
       Regulatory Approvals......................................................................................63
       Accounting Treatment......................................................................................63
Rights of Dissenting Shareholders................................................................................63
Federal Income Tax Consequences..................................................................................64
Business of the Company..........................................................................................65
       Background................................................................................................65
       Competitive Strengths.....................................................................................67
       Growth Strategies.........................................................................................68
       Products and Markets......................................................................................69
       Product Design and Development............................................................................71
       Marketing and Sales.......................................................................................72
       Backlog...................................................................................................72
       Manufacturing.............................................................................................73
       Raw Materials and Foreign Sourcing........................................................................74
       Competition...............................................................................................74
       Trademarks and Patents....................................................................................75
       Environmental Matters.....................................................................................75
       Properties................................................................................................75
       Employees.................................................................................................76
       Legal Proceedings.........................................................................................77
Selected Consolidated Financial Data.............................................................................78
Management's Discussion and Analysis of Results of Operations and Financial Condition............................79
       General...................................................................................................79
       Results of Operations.....................................................................................79
       Comparison of Quarter Ended March 26, 1999 and Quarter Ended March 27, 1998...............................80
       Comparison of Years Ended December 31, 1998 and 1997......................................................81
       Comparison of Years Ended December 31, 1997 and 1996......................................................81
       Seasonality and Quarterly Information.....................................................................82
       Liquidity and Capital Resources...........................................................................84
       Foreign Exchange Fluctuations and Effects of Inflation....................................................85
       Year 2000.................................................................................................86
Certain Forward Looking Information..............................................................................87
Management.......................................................................................................88
       Directors and Executive Officers of WinsLoew..............................................................88
       Executive and Director Compensation.......................................................................90
Principal Shareholders and Stock Ownership.......................................................................94
Certain Information Concerning the Purchaser and Other Affiliates................................................97
Certain Transactions.............................................................................................99
Market Prices of Common Stock and Dividends.....................................................................100
Disclosure Regarding Forward-Looking Statements.................................................................101
Independent Public Accountants..................................................................................101
Information Concerning Shareholder Proposals....................................................................101
Other Business..................................................................................................101
Documents Incorporated by Reference.............................................................................102
Available Information...........................................................................................102
Index to Consolidated Financial Statements......................................................................F-1

                                   APPENDICES

APPENDIX A - Amended and Restated Agreement and Plan of Merger
APPENDIX B - Opinion of Mann Armistead & Epperson, Ltd.

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement. Shareholders are urged to read this Proxy Statement and its appendices in their entirety before voting.

Date, Time and Place of the Special Meeting


         The Special Meeting of WinsLoew will be held on Tuesday, July 27, 1999, at 9:00 a.m., local time, at the offices of Trivest, Inc., located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.

Purpose of the Special Meeting

         At the Special Meeting, the shareholders of the Company will consider and vote on a proposal to approve the Merger Agreement, which is attached to this Proxy Statement as Appendix A, pursuant to which the Purchaser, a newly-formed Florida corporation, would merge with and into WinsLoew, with WinsLoew as the surviving corporation in the Merger, and each outstanding share of Common Stock of WinsLoew, other than shares held by the Purchaser will be converted automatically into the right to receive $34.75 in cash payable to the holders thereof, without interest (the "Cash Merger Consideration"). See "THE MERGER."

Record Date and Quorum

         The Board of Directors of the Company has fixed the close of business on June 14, 1999 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 7,181,908 shares of Common Stock outstanding. The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. See "THE SPECIAL MEETING."


Vote Required

         The affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting is required to approve the Merger Agreement. Thus, a failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval. In addition, brokers who hold shares of Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners. A broker non-vote will have the same effect as a vote against the Merger. See "THE SPECIAL MEETING--Voting Procedures; Required Vote."


         Shareholders (including the Management Group, certain other members of management, the individual Trivest Investors, the Existing Trivest Shareholders, the other members of the Board and certain shareholders affiliated or associated with the Trivest Partnerships) who as of the record date held of record 2,570,218, or approximately 35.8%, of the outstanding shares of Common Stock have expressed their intention to vote their shares for approval of the Merger. Holders of 4,611,690 shares of Common Stock, or approximately 64.2%, of the outstanding shares of Common Stock, remain uncommitted with respect to how they will vote on the Merger. Accordingly, the affirmative vote by holders of Common Stock representing approximately 1,020,737 (or 22.1%) of such uncommitted shares, or approximately 14.2% of the outstanding shares, will be required to approve the Merger.

Parties to the Merger


         The Company.

         WinsLoew is a leading designer, manufacturer and distributor of a broad offering of casual outdoor furniture and seating products sold either into the retail channel (commonly referred to as the residential market) or non-retail channels (commonly referred to as the contract markets). WinsLoew's casual furniture, which is marketed to both residential and contract markets, includes chairs, chaise lounges, tables, umbrellas and related accessories, generally constructed from aluminum, wrought iron, wood or fiberglass. WinsLoew's seating products, which are marketed exclusively to the contract market, include wood, metal and upholstered chairs, sofas and love seats that are offered in a variety of finish and fabric options. All of WinsLoew's casual and seating furniture products are manufactured pursuant to customer orders. Management believe that the Company's success is attributable to its proven ability to consistently deliver high quality, innovatively-styled products on a timely basis with superior customer service. WinsLoew also manufactures certain ready-to-assemble furniture products that are designed for household use and distributed through various retail channels.


         The principal executive offices of the Company are located at 160 Village Street, Birmingham, Alabama 35242. The Company's telephone number is
(205) 408-7600. See "BUSINESS OF THE COMPANY."


         The Purchaser.

         The Purchaser is a newly-formed Florida corporation organized at the direction of the Trivest Partnerships, each of which is a private investment partnership. See "CERTAIN INFORMATION CONCERNING THE PURCHASER AND OTHER AFFILIATES." Immediately prior to the consummation of the Merger, the Trivest Investors, the members of the Management Group and the Eligible Persons will purchase shares of Purchaser common stock for cash or contribute to the Purchaser shares of WinsLoew Common Stock in exchange for shares of Purchaser common stock as follows:

         o The Trivest Investors. The Trivest Investors together will acquire an aggregate of approximately 95.6% of the outstanding Purchaser common stock. The Trivest Investors include the Trivest Partnerships and Messrs. Powell and George. See "SPECIAL FACTORS--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest."

         o The Management Group. The members of the Management Group together will acquire an aggregate of approximately 4.4% of the outstanding Purchaser common stock. The members of the Management Group are the following executive officers of
                  WinsLoew: Bobby Tesney, President and Chief Executive Officer, Vincent A. Tortorici, Jr., Vice President and Chief Financial Officer, R. Craig Watts, Executive Vice President, Contract Seating, and Rick J. Stephens, Vice President, Operations. See "SPECIAL FACTORS--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest."

         o The Eligible Persons. Approximately 35 Eligible Persons (not including members of the Management Group) will individually be offered the opportunity to purchase shares of common stock of the Purchaser and/or contribute any or all of their shares of Common Stock to the Purchaser in exchange for common stock of the Purchaser.

         After the Merger, the Trivest Directors and the Management Director will continue to serve as directors of WinsLoew, and the four members of the Management Group will continue to serve as executive officers of WinsLoew. See "SPECIAL FACTORS--Conflicts of Interest."


         The executive offices of the Purchaser are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. The Purchaser's telephone number is (305) 858-2200.

The Merger


         The Merger Agreement provides that subject to satisfaction of certain conditions, the Purchaser will be merged with and into WinsLoew, and that following the Merger, the separate existence of the Purchaser will cease and WinsLoew will continue as the surviving corporation owned by the shareholders of the Purchaser. At the effective time of the Merger, which shall be the date and time of filing of Articles of Merger with the Secretary of State of the State of Florida (the "Effective Time"), and subject to the terms and conditions set forth in the Merger Agreement, each share of issued and outstanding Common Stock (other than shares held by the Purchaser) will, by virtue of the Merger, be canceled and converted into the right to receive $34.75 in cash, without interest. As a result of the Merger, WinsLoew's Common Stock will no longer be publicly traded and will be 100% owned by the shareholders of the Purchaser. See "THE MERGER."


Effective Time of the Merger and Payment for Shares

         The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions of the Merger Agreement. See "--Conditions to the Merger, Termination and Expenses" and "THE MERGER--Conditions." Detailed instructions with regard to the surrender of share certificates, together with a letter of transmittal, will be forwarded to shareholders by the Company's transfer agent, American Stock Transfer & Trust Company (the "Disbursing Agent"), promptly following the Effective Time. Shareholders should not submit their certificates to the Disbursing Agent until they have received such materials. The Disbursing Agent will send payment of the Cash Merger Consideration to shareholders as promptly as practicable following receipt by the Disbursing Agent of their certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of certificates. See "THE MERGER--Conversion of Securities." Shareholders should not send any share certificates at this time.

The Special Committee's and Board's Recommendation


         The Trivest Directors and the Management Director will have financial interests in the Purchaser and are therefore subject to conflicts of interest in evaluating the Merger. Accordingly, in January 1999, the Board appointed the Special Committee, comprised of all five disinterested directors, to evaluate and make recommendations with respect to the Merger and other strategic options. Based on the factors set forth in this Proxy Statement (see "SPECIAL FACTORS--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest."), the Special Committee recommended to the Board that the Merger Agreement be approved and that it be recommended to the shareholders of the Company. Following the recommendation of the Special Committee, the Board approved the Merger Agreement and recommended that the shareholders of the Company approve the Merger Agreement. In connection with the foregoing, the Special Committee and the Board determined that the Merger is substantively and procedurally fair to, and in the best interests of, the shareholders of the Company other than the Purchaser (the "Public Shareholders"). In connection with their recommendations, the Special Committee and the Board each adopted the analyses and findings of the Special Committee's financial advisor, Mann Armistead & Epperson, Ltd. See "SPECIAL FACTORS--Opinion of Financial Advisor."


         The Special Committee and the Board recommend that the shareholders vote "FOR" the approval of the Merger Agreement.

Opinion of Financial Advisor

         Mann Armistead & Epperson, Ltd. ("Mann Armistead") provided its opinion to the Special Committee that, as of the date of such opinion, the Cash Merger Consideration was fair from a financial point of view to the Public Shareholders of the Company.

         The full text of the written opinion of Mann Armistead, dated as of May 4, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Appendix B and is incorporated herein by reference. The opinion of Mann Armistead referred to herein does not constitute a recommendation as to how any holder of such shares should vote with respect to the Merger. Holders of shares of Common Stock are urged to, and should, read such opinion in its entirety. See "SPECIAL FACTORS--Opinion of Financial Advisor." In connection with the delivery of its opinion, Mann Armistead made a presentation to the Special Committee including, among other things, a selected public companies comparative analysis and discounted cash flow analysis. Pursuant to Mann Armistead's selected companies comparative analysis, the selected companies rendered, on average, current equity and adjusted market value multiples of 10.2 times net income, 7.4 times earnings before interest and taxes ("EBIT") and 1.5 times shareholder equity, while the $34.75 Cash Merger Consideration equates to 14.1 times net income, 8.6 times EBIT and 4.1 times shareholders equity. Pursuant to its discounted cash flow analysis, Mann Armistead estimated the Company's total net present value based on the Company's future streams of after-tax cash flow on a stand alone basis for the fiscal year periods 1999 to 2002 utilizing a range of terminal values and discount rates, which produced a range of per share values from $28.83 to $35.44. This discounted cash flow analysis was based on projections provided by the Company, including projected earnings per share in fiscal years 1999 to 2002 of $2.60, $2.90, $3.20 and $3.50, respectively. See "CERTAIN FORWARD LOOKING INFORMATION." The Company's projected fiscal 1999 earnings per share of $2.60 compares to the following street analyst consensus projections: First Call - $2.55 at May 19, 1999; and Zacks - $2.67 at May 16, 1999. In addition, the Company's 1999 fiscal first quarter earnings per share of $.56 compared to the following street analyst consensus projections: First Call
- $.41; and Zacks - $.47. See "SPECIAL FACTORS--Opinion of Financial Advisor."

         The Company has agreed to pay Mann Armistead aggregate fees of $1,877,783 in connection with its services as financial advisor to the Special Committee and the Company and its rendering of such opinion. See "SPECIAL FACTORS--Opinion of Financial Advisor." The Company has agreed to reimburse Mann Armistead for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Mann Armistead against certain liabilities, including certain liabilities under the federal securities laws.

Purpose and Reasons of the Affiliates for the Merger

         The purpose of the Purchaser, the members of the Management Group, the Trivest Partnerships and the Trivest Directors (collectively, the "Affiliates") for engaging in the transactions contemplated by the Merger Agreement is to acquire, together with any participating Eligible Persons, 100% of the ownership of the Company. As a result of the Merger, the Trivest Investors together will increase their beneficial interest in WinsLoew's Common Stock from approximately 29.8% to approximately 95.6% (less the interest acquired by the Eligible Persons), and the members of the Management Group together will decrease their beneficial interest in WinsLoew from approximately 5.6% to approximately 4.4%. The Affiliates believe that as a private company WinsLoew will have greater flexibility to focus on enhancing value by emphasizing growth and operating cash flow without the constraint of the public market's emphasis on quarterly earnings. See "SPECIAL FACTORS--Purpose and Reasons of the Affiliates for the Merger."

Position of the Affiliates as to Fairness of the Merger

         Each of the Affiliates has considered the analyses and findings of the Special Committee and the Board (described in detail in "SPECIAL FACTORS -- The Special Committee's and the Board's Recommendation") with respect to the fairness of the Merger to the Public Shareholders of the Company. As of the date of this Proxy Statement, each of the Affiliates adopts the analyses and findings of the Special Committee and the Board with respect to the fairness of the Merger and believes that the Merger is both procedurally and substantively fair to, and in the best interests of, the Company's Public Shareholders; provided that no opinion is expressed as to the fairness to any shareholder making an investment in the Purchaser. See "SPECIAL FACTORS--Position of the Affiliates as to Fairness of the Merger." The Trivest Directors have financial interests in the Merger and the members of the Management Group have financial and employment interests in the Merger. See "SPECIAL FACTORS--Conflicts of Interest."

Conflicts of Interest

         In considering the recommendation of the Board with respect to the Merger, shareholders should be aware that certain officers and directors of WinsLoew and affiliates and associates of these officers and directors have interests in connection with the Merger which may present them with actual or potential conflicts of interest, which are described in more detail under "SPECIAL FACTORS -- Conflicts of Interest."


         The Trivest Directors. Upon consummation of the Merger, the Trivest Directors will receive an aggregate of approximately $76.4 million in respect of
(i) Cash Merger Consideration on the same terms as other shareholders for shares of Common Stock not contributed to the Purchaser and (ii) outstanding options to purchase shares of Common Stock (including approximately $59.2 million of Cash Merger Consideration for the shares of Common Stock held by the Existing Trivest Shareholders). See "SPECIAL FACTORS--Conflicts of Interest--Cash Payments to the Trivest Directors and Members of the Management Group." In addition, after the Merger, the Trivest Directors together will beneficially own an approximately 95.6% interest in WinsLoew (including the 91.8% interest acquired by the Trivest Partnerships). In addition, each Trivest Director is an indirect investor in the Trivest Partnerships. See "SPECIAL FACTORS--Conflicts of Interest--Post-Merger Ownership and Control of WinsLoew." After the Merger, WinsLoew's Board will be comprised of Messrs. Powell, George, Kaczynski, Klein and Tesney.

         Payments to Trivest . Upon consummation of the Merger, the Company will pay a financial advisory fee to Trivest II, Inc., an investment adviser affiliated with the Trivest Partnerships and related funds ("Trivest"), of $________ for services rendered in connection with the financing of the Merger and related transactions. In addition, after consummation of the Merger, WinsLoew will pay Trivest an annual management fee of $________ for ongoing financial advisory services.

         The Management Group. Upon consummation of the Merger, the members of the Management Group will receive an aggregate of approximately $11.7 million in respect of (i) Cash Merger Consideration on the same terms as other shareholders for shares of Common Stock not contributed to the Purchaser and (ii) outstanding options to purchase shares of Common Stock. See "SPECIAL FACTORS--Conflicts of Interest--Cash Payments to the Trivest Directors and Members of the Management Group." In addition, after the Merger, the members of the Management Group together will beneficially own an approximately 4.4% interest in WinsLoew. See "SPECIAL FACTORS--Conflicts of Interest--Post-Merger Ownership and Control of WinsLoew." Each member of the Management Group will remain an executive officer of the Company and Bobby Tesney, the President and Chief Executive Officer, will continue to serve on the Board of the Company immediately following the Merger. Certain members of the Management Group will, prior to the Merger, enter into new employment agreements with WinsLoew replacing their existing employment agreements. The new employment agreements will provide for substantially the same base salaries and annual cash bonuses as their existing employment agreements.

         The Special Committee. Upon consummation of the Merger, the members of the Special Committee will receive an aggregate of approximately $9.4 million in respect of (i) the Cash Merger Consideration for their shares of Common Stock and (ii) outstanding options to purchase Common Stock. As compensation for serving on the Special Committee, which met approximately 27 times from January 1999 through the date of this Proxy Statement, the Chairman of the Special Committee will receive a fee in the amount of $30,000, and the other members of the Special Committee will each receive $22,500. Members of the Special Committee will be entitled to certain indemnification rights granted under the Merger Agreement to the current and former directors and officers of the Company. See "SPECIAL FACTORS--Conflicts of Interest."

         Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (including the members of the Special Committee) shall survive the Merger and shall continue in accordance with their terms. In addition, the directors and executive officers of the Company will be provided with continuing directors' and officers' liability insurance coverage following the Merger, subject to certain limitations. See "SPECIAL FACTORS--Conflicts of Interest."

Certain Effects of the Merger


         As a result of the Merger, the entire equity interest in the Company will be owned by the Trivest Investors, the Management Group and by the Eligible Persons who elect to invest in the Purchaser. The Public Shareholders will no longer have any interest in, and will not be shareholders of, WinsLoew, and therefore will not participate in WinsLoew's future earnings and potential growth. Instead, the Public Shareholders will have the right to receive $34.75 in cash, without interest, for each share held. An equity investment in the Company following the Merger involves substantial risk resulting from the limited liquidity of any such investment and the leverage resulting from the borrowings that will be required to fund the payment of the Cash Merger Consideration as well as any future borrowings necessary to support the Company's business strategy. Nonetheless, if the Company successfully executes its business strategy, the value of such an equity investment is expected to be considerably greater than the original cost thereof. See "SPECIAL FACTORS--Conflicts of Interest" and "CERTAIN FORWARD LOOKING INFORMATION."


         In addition, the Common Stock will no longer be traded on the Nasdaq National Market and price quotations with respect to sales of shares in the public market will no longer be available. The registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will terminate, and this termination will eliminate the Company's obligation to file periodic financial and other information with the Securities and Exchange Commission (the "Commission") and will make most other provisions of the Exchange Act inapplicable. See "SPECIAL FACTORS--Certain Effects of the Merger."

Conditions to the Merger, Termination and Expenses

         Each party's obligation to effect the Merger is subject to satisfaction of a number of conditions, including with respect to one or both parties: (i) the Merger Agreement shall have been approved by holders of a majority of the outstanding shares of Common Stock, (ii) all required consents and approvals shall have been obtained, and (iii) the representations and warranties of the parties shall be true and correct in all material respects as of the Effective Time except as contemplated by the Merger Agreement. Any or all of the conditions that have not been satisfied may be waived (other than the condition that the Merger Agreement shall have been approved by holders of a majority of the outstanding shares of Common Stock). After approval of the Merger Agreement by the shareholders of WinsLoew, however, no condition may be waived which reduces the amount or changes the form of the Cash Merger Consideration to be received by the shareholders or that by law would require further approval of the shareholders of WinsLoew unless a waiver of such condition is approved by the shareholders. See "THE MERGER--Conditions." Even if the shareholders approve the Merger Agreement, there can be no assurance that the Merger will be consummated.


         At any time prior to the Effective Time, the Merger Agreement may be terminated by the mutual written consent of WinsLoew and the Purchaser. In addition, either WinsLoew or the Purchaser may terminate the Merger Agreement prior to the Effective Time if (i) a court or other governmental entity permanently enjoins, restrains or prohibits the Merger and such action is final and non-appealable or (ii) the Effective Time shall not have occurred on or before August 31, 1999, unless extended by agreement of the Purchaser and the Company. See "THE MERGER--Termination, Amendment and Waiver."


         The Merger Agreement may be terminated by the Purchaser prior to the Effective Time if: (i)(A) the representations and warranties of the Company as to its capitalization shall not have been true and correct in all material respects when made, or (B) any other representation or warranty of the Company shall not have been true and correct in all material respects when made, except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or delay the consummation of the Merger; (ii) the Company shall have failed to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, except in any case where such failure would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or materially delay consummation of the Merger; (iii) there shall have been a material adverse change with respect to the Company, provided that the Company shall, if curable, have a reasonable period in which to cure any failure described in clause (i), (ii) or (iii) of this paragraph; or (iv)(A) the Board or the Special Committee fails to approve and recommend or withdraws or modifies in a manner adverse to the Purchaser its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any Acquisition Proposal, (B) the Company enters into any agreement with respect to any Superior Proposal following written notice to the Purchaser and payment of the Termination Fee discussed below, or (C) the Board or the Special Committee resolves to take any such action in clauses (iv)(A) or (B).

         An "Acquisition Proposal" is defined under the Merger Agreement to include any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than the transactions between the parties to the Merger Agreement contemplated by the Merger Agreement), or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to the Purchaser of the transactions contemplated by the Merger Agreement.

         A "Superior Proposal" is defined under the Merger Agreement to include any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares of Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board reasonably determines in its good faith judgment (based on the advice of Mann Armistead) to be more favorable to the Company's shareholders than the Merger.


         WinsLoew may terminate the Merger Agreement (i) in connection with entering into a definitive agreement with respect to a Superior Proposal following written notice to the Purchaser and the payment of the Termination Fee discussed below, and provided that the Company complies with its covenant against soliciting, discussing or negotiating any Acquisition Proposal (except as required by the Board's fiduciary duties), (ii) if any representation or warranty of the Purchaser was not true and correct in all material respects when made or has ceased to be true and correct in all material respects as if made on such later date, (iii) if the Purchaser fails to comply in any material respect with any of its material obligations or covenants in the Merger Agreement, or
(iv) if the Purchaser fails to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the obligations of the Purchaser to consummate the Merger, provided that the Purchaser shall, if curable, have a reasonable period in which to cure any failure described in clause (ii) or (iii) of this paragraph. See "THE MERGER--Nonsolicitation Covenant" and "--Termination, Amendment and Waiver."


         WinsLoew has agreed to pay to the Purchaser a termination fee (the "Termination Fee") in the amount of $10.0 million, plus up to $1.5 million of expenses of the Purchaser in the event the Merger Agreement is terminated (i) by the Purchaser due to (A) the breach by the Company of any of its representations, warranties or covenants, or a material adverse change with respect to WinsLoew, each as described above, or (B)(1) the Board or the Special Committee failing to approve and recommend or withdrawing or modifying in a manner adverse to the Purchaser its approval or recommendation of the Merger or the Merger Agreement, or approving or recommending any Acquisition Proposal, (2) the Company entering into any agreement with respect to any Superior Proposal or
(3) the Board or the Special Committee resolving to take any such action in clauses (1) or (2), or (ii) by the Company due to entering into a definitive agreement in connection with a Superior Proposal. See "THE MERGER--Termination Fee."

         The Purchaser has delivered a cash escrow deposit in the amount of $3.0 million to an escrow agent pending the consummation of the Merger or the termination of the Merger Agreement. In the event that WinsLoew terminates the Merger Agreement due to (i) any uncured material breach by the Purchaser of any of its representations or material obligations in the Merger Agreement or (ii) the Purchaser's failure to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the obligations of the Purchaser to consummate the Merger, then, in addition, to any other remedies WinsLoew may have in respect of such termination, the escrow deposit shall be paid to WinsLoew. Upon the consummation of the Merger or the termination of the Merger Agreement for any other reason, the escrow deposit shall be paid to the Purchaser. See "THE MERGER--Escrow Deposit."


         Except as provided above, each of the parties has agreed to pay its own costs and expenses in connection with the Merger, provided that the Purchaser will pay any filing fees required under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"). See "THE
MERGER--Termination Fee" and "--Expenses of the Transaction."

Federal Income Tax Consequences

         The receipt of the Cash Merger Consideration by holders of Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes. All holders of Common Stock are urged to consult their tax advisors to determine the effect of the Merger on such holders under federal, state, local and foreign tax laws. See "FEDERAL INCOME TAX CONSEQUENCES."

Rights of Dissenting Shareholders

         Under Florida law, WinsLoew shareholders have no right to an appraisal of the value of their shares in connection with the Merger.

Accounting Treatment

         The Merger will be treated as a purchase business combination for accounting purposes.

Financing of the Merger


         It is estimated that approximately $282.2 million will be required to consummate the Merger and pay related fees and expenses. This sum is expected to be provided by the following: (i) approximately $78.0 million in equity contributions to the Purchaser by the Trivest Investors (reduced by the cash and the aggregate value (at $34.75 per share) of the shares of Common Stock contributed to the Purchaser by the Eligible Persons) and the Management Group;
(ii) borrowings of approximately $63.1 million under a $145.0 million senior secured credit facility to be obtained by the Purchaser, WinsLoew and its subsidiaries pursuant to a commitment letter, dated as of April 27, 1999, from BankBoston, N.A. ("BankBoston"); (iii) the issuance by WinsLoew of approximately $135.0 million aggregate principal amount of senior subordinated notes that the Purchaser expects to issue based upon a letter from Bear, Stearns & Co. Inc. ("Bear Stearns") to the effect that, as of May 12, 1999 and subject to certain conditions, it was highly confident that it could arrange for the sale of such notes in connection with the Merger; and (iv) approximately $6.1 million of WinsLoew's expected cash on hand. The bank financing commitment includes $75.0 million in term loans, a $30.0 million revolver and a $40.0 million acquisition line for subsequent acquisitions by WinsLoew, all to be secured by first-fee mortgages on owned real estate and first priority security interests in substantially all of WinsLoew's assets. The BankBoston commitment letter is subject to customary conditions, and the Bear Stearns highly confident letter does not constitute a commitment or undertaking by Bear Stearns to place or purchase the senior subordinated notes and does not ensure the successful placement or completion of the offering of such notes; moreover, the Bear Stearns letter sets forth only its expectation as of May 12, 1999 with respect to its ability to arrange a sale of the notes in connection with the Merger. Except for the BankBoston and Trivest commitment letters, there are no firm commitments from any person to provide equity, provide senior financing, purchase the Company's senior subordinated notes or provide any other financing for the Merger, and there can be no assurance that any such financing will be obtained. See "THE MERGER--Financing."

Market Prices of Common Stock and Dividends


         The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "WLFI" since December 19, 1994. The following table sets forth, for the periods indicated, the high and low sales price per share of Common Stock as reported by the Nasdaq National Market:

                                                                              High                       Low
                                                                            ---------                  --------
1997
First Quarter.............................................                  $11 7/8                    $8 1/8
Second Quarter............................................                  $11                        $8 3/8
Third Quarter.............................................                  $15                        $10 15/16
Fourth Quarter............................................                  $16 13/16                  $13 5/16

1998
First Quarter.............................................                  $20 5/8                    $13 3/4
Second Quarter............................................                  $29                        $20 11/16
Third Quarter.............................................                  $28 3/4                    $15 1/2
                                                                                -
Fourth Quarter............................................                  $26 1/2                    $17 7/8
                                                                                -

1999
First Quarter.............................................                  $28 3/4                    $23
                                                                                -
Second Quarter............................................
   (through  June __, 1999)                                                 $____                      $____



         On January 6, the last trading day prior to the Board meeting at which Mr. Powell stated that he, together with the other Trivest Investors and the Management Group, would be willing to submit a proposal to purchase the Company, the closing price per share of the Common Stock as reported by Nasdaq was $24 3/8. On January 15, 1999, the last trading day prior to the announcement of the delivery of Mr. Powell's initial proposal to the Special Committee, the closing price per share of the Common Stock as reported by Nasdaq was $27. On January 25, the last trading day prior to the announcement of the execution of the letter of intent relating to the Merger, the closing price per share of the Common Stock as reported by Nasdaq was $28 1/2. On March 4, 1999, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of Common Stock as reported by Nasdaq was $26 3/4. On March 30, 1999, the last trading day prior to the announcement of the First Amended Merger Agreement (as hereinafter defined) increasing the per share purchase price from $30.00 to $33.00, the closing price per share of the Common Stock as reported by Nasdaq was $27 1/2. On May 4, 1999, the last trading day prior to the announcement of the Second Amended Merger Agreement increasing the per share purchase price from $33.00 to $34.75, the closing price per share of the Common Stock as reported by Nasdaq was $32 1/4. On June ___, 1999, the last trading day prior to the printing of this Proxy Statement, the closing price per share of Common Stock as reported by Nasdaq was $_____.

          At April 30, 1999, there were approximately 104 holders of record of Common Stock and approximately 1,997 persons or entities holding Common Stock in nominee name.

         The Company has not declared nor paid any cash dividends on its Common Stock, does not anticipate that any dividends will be declared nor paid in the foreseeable future, and intends to retain earnings to finance the development and expansion of the Company's operations. Under the Merger Agreement, the Company has agreed not to pay any dividends on the Common Stock prior to the Effective Date. In addition, the Company's payment of dividends is also restricted under the terms of its credit facilities (see Note 4 to the Company's Consolidated Financial Statements).

                               THE SPECIAL MEETING

Proxy Solicitation


         This Proxy Statement is being delivered to WinsLoew's shareholders in connection with the solicitation by the Board of proxies to be voted at the Special Meeting to be held on Tuesday, July 27, 1999 at 9:00 a.m., local time, at the offices of Trivest, Inc. located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. All expenses incurred in connection with solicitation of the enclosed proxy will be paid by the Company. Officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. In addition, the Company has retained D.F. King & Co., Inc. to solicit proxies for a fee of $6,500 plus expenses. The Company may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in doing so. This Proxy Statement and the accompanying proxy card are being mailed to shareholders on or about June __, 1999.

Record Date and Quorum Requirement

         The Common Stock is the only outstanding voting security of the Company. The Board has fixed the close of business on June 14, 1999 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Each holder of record of Common Stock at the close of business on the Record Date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 7,181,908 shares of Common Stock issued and outstanding held by _____ holders of record and by approximately ________ persons or entities holding in nominee name.


         Prior to the Special Meeting, the Company will select one or more inspectors of election for the meeting. Such inspectors shall determine the number of shares of Common Stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof.

         The holders of a majority of the outstanding shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions and shares referred to as "broker or nominee non-votes" that are represented at the Special Meeting (shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or other persons entitled to vote and the broker or nominee does not have discretionary voting power on a particular matter) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. If less than a majority of outstanding shares of Common Stock are represented at the Special Meeting, holders of a majority of the shares so represented may adjourn the Special Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the Special Meeting before an adjournment is taken.

Voting Procedures; Required Vote

         Approval of the Merger Agreement, which is attached as Appendix A hereto, will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting. A failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval. Brokers and, in many cases, nominees will not have discretionary power to vote on the proposal to be presented at the Special Meeting. Accordingly, beneficial owners of shares should instruct their brokers or nominees how to vote. A broker or nominee non-vote will have the same effect as a vote against the Merger.


         Shareholders (including the Management Group, certain other members of management, the Trivest Directors, the Existing Trivest Shareholders, the other members of the Board and certain shareholders affiliated or associated with the Trivest Partnerships) who as of the record date held of record 2,570,218, or approximately 35.8%, of the outstanding shares of Common Stock have expressed their intention to vote their shares for approval of the Merger. Holders of 4,611,690, or approximately 64.2%, of the outstanding shares of Common Stock remain uncommitted with respect to how they will vote on the Merger. Accordingly, the affirmative vote by holders of Common Stock representing approximately 1,020,737 (or 22.1%) of such uncommitted shares, or approximately 14.2% of the outstanding shares, will be required to approve the Merger.

         Under Florida law, WinsLoew shareholders have no right to an appraisal of the value of their shares in connection with the Merger.

Voting and Revocation of Proxies

         The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Special Meeting or by filing with the Company's Secretary at the Company's headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by the Company at or prior to the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of WinsLoew will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to approve the Merger and in such manner as the persons named on the enclosed proxy card in their discretion determine upon such other business as may properly come before the Special Meeting.

         The shares represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

Effective Time

         The Merger will be effective as soon as practicable following shareholder approval of the Merger Agreement and upon the filing of Articles of Merger with the Secretary of State of the State of Florida. The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement. See "THE MERGER--Conditions."

                                 SPECIAL FACTORS

Background of the Merger


         Past Contacts, Transactions and Negotiations.

         WinsLoew's growth strategies have, since inception, included the acquisition of complementary product lines, and, as part of its efforts to pursue appropriate acquisition opportunities, WinsLoew regularly engages in discussions with industry participants regarding possible transactions. During the period from February 1998 through February 1999, representatives of the Company, including Messrs. Powell, Kaczynski and Tesney, contacted, or responded to inquiries from, 26 direct competitors and 30 other furniture manufacturers with respect to WinsLoew's interest in exploring potential acquisitions, combinations or other transactions with such companies. During that period and in response to such contacts, the Company entered into confidentiality agreements or fee reimbursement agreements with nine direct competitors and eight other manufacturers. The remaining companies contacted declined to pursue discussions with the Company. Ultimately, WinsLoew entered into letters of intent with three of the competitors with whom it had entered into confidentiality agreements. Of these, WinsLoew acquired one, Villella, Inc. d/b/a Tropic Craft Aluminum Furniture Manufacturers, and has entered into a stock purchase agreement to acquire another, Miami Metal Products, Inc. d/b/a Pompeii Furniture Industries and its affiliate, Industrial Mueblera Pompeii de Mexico, S.A. de C.V. (together, "Pompeii"). See "BUSINESS OF THE COMPANY--Background." Following initial due diligence, WinsLoew determined not to pursue an acquisition of the third competitor. In addition, in May and June of 1998 and February and March of 1999, WinsLoew and Trivest contacted and engaged in a number of discussions with a publicly held manufacturer engaged primarily in the contract seating markets of the furniture industry (the "Potential Transaction Party"), with whom the Company had entered into a confidentiality agreement. These discussions led to a general understanding of terms regarding a possible business combination. Management and Trivest proposed the transaction to the Special Committee at a March 18 Board meeting; however, the Special Committee elected not to pursue such transaction at that time. Subsequently, at a March 30 Board meeting, the Chairman of the Board confirmed that the Board would not be asked to make a final decision with respect to the proposed business combination with the Potential Transaction Party until the completion of management's due diligence investigation. The Potential Transaction Party terminated discussions with the Company in April 1999, and, consequently, the Special Committee was not requested to make such a final decision. WinsLoew is currently continuing to evaluate acquisitions of three of the other companies that signed confidentiality agreements. However, other than Pompeii, WinsLoew has not reached any agreements in principle with, or made any formal proposals to, any of the foregoing 56 companies, and WinsLoew is not currently in discussions with any such company relating to a possible acquisition by WinsLoew.

         In addition to pursuing WinsLoew's acquisition strategy, at various times during 1997 and 1998, the Board considered certain limitations on the Company's operating flexibility related to the public market's emphasis on quarterly earnings. As a result, in April 1998, representatives of the Company, including certain members of senior management and certain of the Trivest Directors, met with representatives of Mann Armistead to discuss various strategic alternatives that might enable the Company's shareholders to realize the inherent value of their shares of Common Stock. As part of such discussions, Mann Armistead and the WinsLoew representatives considered a number of publicly and privately owned furniture manufacturers with whom a strategic combination might be feasible. In May 1998, Mann Armistead contacted two publicly owned furniture manufacturers regarding a potential sale of, or combination with, the Company. See "--Opinion of the Financial Advisor" for a description of the terms of Mann Armistead's current and previous engagements with WinsLoew. Management of the Company and Trivest selected these two furniture manufacturers from among those identified by Mann Armistead based primarily on their belief that it would not be in the best interests of the Company's shareholders to receive the stock of any of the other proposed companies as consideration. Of the two competitors contacted by Mann Armistead, one declined to pursue discussions with the Company, and the other (the "Potential Acquiror") expressed an interest in discussing a possible transaction. During the summer of 1998, representatives of the Potential Acquiror and representatives of WinsLoew, including Messrs. Kaczynski, Powell and Tesney, as well as representatives of Mann Armistead, met several times to discuss a possible strategic transaction. These discussions resulted in a July 1998 proposal by the Potential Acquiror to acquire the Company in a transaction that would value WinsLoew's Common Stock at $25.00 per share. WinsLoew declined such proposal and has had no further discussions with the Potential Acquiror, except that Mann Armistead contacted the Potential Acquiror as part of its solicitation process described below.

         The Initial Merger Agreement.


         On January 7, 1999, at a regular meeting of the Board, the foregoing exploratory efforts were reviewed by the Board. Certain members of the Board also noted their belief that the low trading price of the Common Stock did not, in their view, reflect the Company's financial and operating performance. Among other items, directors noted that although the Company had announced its expectation that 1998 earnings would be in excess of analysts' projections, there had been no appreciable increase in the trading price of the Common Stock. Members of the Board went on to discuss how the foregoing was exacerbated by the Company's relatively small market capitalization and the relatively low level of trading in the Common Stock on the Nasdaq National Market. Finally, members of the Board expressed concern about how long it would take for the trading price of the Common Stock to reflect its inherent value.


         At the conclusion of that meeting, Mr. Powell suggested that he, on behalf of certain partnerships affiliated with Mr. Powell or Trivest (not presently holders of WinsLoew Common Stock), together with certain members of senior management, would be willing to submit a proposal to purchase the Company in an all-cash transaction. At that time, because of the potential conflicts of interest, the Board appointed a Special Committee of outside directors to consider whether a sale of the Company would be in the best interests of the shareholders and to consider and make recommendations with respect to any formal proposal that might be submitted, as well as other possible strategic alternatives. The Special Committee consists of James S. Smith (the Chairman of the Special Committee), William H. Allen, Jr., Henry C. Cheek, M. Miller Gorrie, and Sherwood M. Weiser. At the January 7 meeting, the Board authorized the Special Committee to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed reasonable and necessary to carry out its duties, and to conduct negotiations with respect to any proposed transaction. For their services on the Special Committee, the Company has agreed to pay the Chairman a fee of $30,000 and each other member a fee of $22,500. See "SPECIAL FACTORS--Conflicts of Interest."

         The Special Committee members are the only members of the Board who are not either employees of WinsLoew or participating as purchasers in the Merger, except that Mr. Weiser and members of his family are indirect investors in Trivest Fund II Group, Ltd., one of the Trivest Partnerships, which investment is not a significant part of the assets of Mr. Weiser or his family or of Trivest Fund II Group, Ltd. The Special Committee members discussed these financial interests and determined that they would not impact Mr. Weiser's independence or judgment and that his value to the Special Committee outweighed any possible conflict of interest. All members of the Special Committee hold shares of Common Stock and options to purchase shares of Common Stock. See "SPECIAL FACTORS -- Conflicts of Interest." In addition, Mr. Smith and members of his family are limited partners of two of the Existing Trivest Shareholders, which investment is not a significant part of the assets of Mr. Smith or his family or of such Existing Trivest Shareholders. All of the shares of Common Stock held by the Existing Trivest Shareholders and the members of the Special Committee will be converted into the right to receive the Cash Merger Consideration, and all options held by the members of the Special Committee will be canceled in exchange for cash, on the same terms as the Public Shareholders. The Common Stock beneficially owned by the members of the Special Committee is significant, which was viewed as a positive factor in their ability to determine the best interests of the WinsLoew shareholders. See "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP."


         On January 11, the Special Committee contacted Mann Armistead regarding its possible engagement by the Special Committee in connection with its appointment to consider the possible proposal by Mr. Powell and other strategic alternatives.

         On January 15, 1999, Mr. Powell made a formal proposal to the Special Committee on behalf of a corporation to be formed by the Trivest Partnerships and certain members of senior management to acquire all of the outstanding shares of Common Stock not owned at the time of the Merger by such persons, subject to certain terms and conditions. The Trivest Partnerships are affiliated with Mr. Powell but are not presently holders of Common Stock. Mr. Powell's proposal was set forth in a letter of intent (the "Letter of Intent") that provided that the proposed transaction would be structured as a cash merger in which shareholders not investing in the Purchaser would receive $30.00 per share (and each holder of outstanding options to purchase Common Stock would receive a cash payment equal to the difference between $30.00 per share and the per share exercise price of such options). The draft Letter of Intent also provided for a termination fee of $6.0 million to be paid by the Company to the Purchaser in certain circumstances. Mr. Powell also provided the Special Committee with a draft merger agreement (the "Initial Merger Agreement") for review by the Special Committee and its legal and financial advisors. Prior to the opening of the market on Monday, January 18, the first trading day after the delivery of the Merger proposal, the Company issued a press release announcing its receipt of the Merger proposal and the establishment of the Special Committee.

         On January 19, the Special Committee engaged Balch & Bingham LLP ("Balch & Bingham") as its legal counsel. Also on January 19, the Special Committee engaged Mann Armistead regarding the possible sale of all or part of the assets or stock of the Company, evaluating the Merger, soliciting and evaluating other potential buyers for the Company, participating in negotiations with the Purchaser or another potential acquiror, and providing a fairness opinion related to a definitive agreement and closing of a sale transaction.


         The Special Committee engaged Mann Armistead based on its nationally recognized experience in the furniture manufacturing industry and its expertise in the evaluation of businesses in connection with transactions similar to the Merger. The Special Committee considered Mann Armistead's specific knowledge of, and familiarity with, WinsLoew's business, financial condition and results of operations in connection with the Company's 1998 retainer of Mann Armistead to evaluate a number of furniture manufacturers in connection with a possible strategic transaction, as described above. The Special Committee also considered that management's prior contacts with Mann Armistead had focused primarily on the feasibility of a sale of the Company to an unaffiliated strategic buyer and, therefore, did not create a conflict of interest with respect to the Special Committee's engagement of Mann Armistead.


         Neither the Board nor the Special Committee determined that it was necessary to elect additional outside directors to act on behalf of the Company's public shareholders for the purpose of negotiating the terms of the Initial Merger Agreement based upon, among other factors, the engagement of independent legal counsel to the Special Committee, the engagement of Mann Armistead as its financial advisor and the absence of any affiliation on the part of the members of the Special Committee with the Purchaser that was deemed to be problematic.


         In its January 19 meeting, the Special Committee discussed with representatives of Mann Armistead and Balch & Bingham various issues raised by the Merger proposal and Letter of Intent, including whether the sale of the Company at this time was in the best interests of the shareholders, the desirability of soliciting other offers, and whether entering into the Letter of Intent would facilitate or inhibit the possible sale of the Company at a higher price. The Special Committee also considered the size and effect of any termination fee to the Purchaser, the process for obtaining a fairness opinion and the procedure to identify other strategic alternatives, including the sale of the Company in whole or in part. The Special Committee was concerned, and discussed with Mann Armistead, that while the $30.00 price may be in the range of fair, a higher price might be obtainable. The Special Committee instructed Mann Armistead to commence solicitation of offers from other potential acquirors and investigation and analysis of the value of the Company and the Merger proposal.

         On January 20, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead to discuss other potential acquirors of the Company. The Special Committee approved a list of the ten most likely possible acquirors identified by Mann Armistead, which included the Potential Acquiror with which the Company held discussions in 1998. In addition, Mr. Smith reported on his discussions with Mr. Powell in which Mr. Smith had attempted to negotiate a reduction in the termination fee in the Letter of Intent, which Mr. Powell declined to do.


         On January 22, after consultation with Mr. Smith and representatives of Mann Armistead, Balch & Bingham submitted comments on the Letter of Intent to the Purchaser and its counsel, Greenberg Traurig, P.A. ("Greenberg Traurig"), which the Purchaser accepted. Later the same day, the Special Committee held a telephonic meeting with representatives of Mann Armistead and Balch & Bingham during which they discussed the Special Committee's possible recommendation to the Board of the revised Letter of Intent. The revised Letter of Intent permitted the Company (i) for 90 days from execution, to solicit or participate in discussions or negotiations regarding any acquisition proposal that could reasonably be expected to result in a more favorable proposal, and (ii) to (A) approve or recommend a more favorable proposal, (B) cause the Company to enter into an agreement with respect to a more favorable proposal or (C) terminate the Letter of Intent, but in each case only upon three days' written notice and the payment of a termination payment of $6.0 million and reimbursement of the Purchaser's expenses up to $1.2 million. The Letter of Intent also provided that the parties would each pay their own costs and expenses, except as provided above. The Special Committee believed that the provisions of the Letter of Intent regarding the termination fee and expense reimbursement obligations were not unreasonable and would not have the effect of discouraging competing bids and that the Purchaser would not enter into the Letter of Intent and incur various costs and expenses to secure financing for the Merger without such provisions. During the same meeting, representatives of Mann Armistead reported on its contacts with the possible acquirors that it had identified and its preliminary views regarding the value of the Common Stock, including that the $30.00 price per share price fell within the range of fair. The Special Committee directed Mann Armistead to solicit interest from parties in addition to the ten on the initial list. The Special Committee also directed Mr. Smith to attempt to negotiate a higher price with the Purchaser. The Special Committee agreed, however, that entering into the Letter of Intent would be advisable in order to negotiate the terms of the Merger with the Purchaser while continuing the solicitation process.


         On January 22, Mr. Smith and Mr. Powell discussed by telephone an increase in the $30.00 price per share, which Mr. Powell declined to do.


         On January 25, at a special telephonic meeting of the Board of Directors at which all of the directors participated except Messrs. Cheek and Gorrie, Mr. Smith made a presentation to the Board to the effect that the Special Committee had determined that the execution of the Letter of Intent in its revised form dated January 22, 1999 containing the $30.00 per share Merger proposal was in the best interest of the Company and its shareholders and that the Special Committee had recommended that the execution of the Letter of Intent be approved by the Board. The Board unanimously (except for Messrs. Cheek and Gorrie, who did not participate) approved the execution of the Letter of Intent. Later that same day, the Letter of Intent was executed, and the Company issued a press release announcing the same.

         Later the same day, the Special Committee held a telephonic meeting with representatives of Mann Armistead and Balch & Bingham to discuss the Letter of Intent and Mann Armistead's solicitation efforts. Mann Armistead reported that its contacts included the Potential Acquiror, which had declined further interest. Mann Armistead proposed, and the Special Committee authorized communication with, an expanded list of potential acquirors with the anticipated ability to finance a purchase of the Company. The Special Committee also authorized Balch & Bingham to commence negotiation of the Initial Merger Agreement.

         On February 2, the Special Committee held a telephonic meeting with representatives of Mann Armistead and Balch & Bingham. The Special Committee discussed the descriptive memorandum prepared by Mann Armistead to be sent to potential acquirors. The Special Committee also discussed the status of the contemplated Pompeii acquisition and any effect it might have on the Merger proposal or any other strategic transaction. Representatives of Mann Armistead also reported on its ongoing solicitation process. They reported that 13 possible strategic and financial acquirors had been contacted to date and that confidentiality agreements in substantially the same form had been executed by 5 of them. Upon execution of a confidentiality agreement, the Special Committee provided each potential acquiror with summary financial information. Representatives of Mann Armistead also discussed with the Special Committee specific potential acquirors and Mann Armistead's communications with them. In addition, the Special Committee discussed a tentative timetable for negotiating the Initial Merger Agreement and the expected time required for the Purchaser to arrange the necessary financing. In this regard, representatives of

Mann Armistead also discussed with the Special Committee specific potential acquirors and Mann Armistead's communications with them. In addition, the Special Committee discussed a tentative timetable for negotiating the Initial Merger Agreement and the expected time required for the Purchaser to arrange the necessary financing. In this regard, representatives of Mann Armistead explained that the delivery of Mann Armistead's fairness opinion was contingent upon the Purchaser's demonstration of its ability to obtain financing for the Merger. The Special Committee determined to provide Mann Armistead an adequate opportunity to carry out its solicitation process prior to the execution of the Initial Merger Agreement with the Purchaser. The Special Committee also approved the compensation for its Chairman and other members, which was subsequently approved by the Board of Directors.


         During the remainder of February, 19 additional potential acquirors were contacted, of which six executed confidentiality agreements and engaged in due diligence reviews of the Company.


         On February 13, Balch & Bingham sent to Greenberg Traurig the Special Committee's comments to the Initial Merger Agreement. On February 16 and 17, Balch & Bingham and Greenberg Traurig negotiated various terms of the Initial Merger Agreement. The principal points of negotiation included (i) the scope of certain representations and warranties of the Purchaser as to its financing for the Merger, (ii) the restrictions on the Company's solicitation of alternative proposals or offers to acquire the Company and the requirement of a "fiduciary" determination, and (iii) a "drop dead" date after which the Initial Merger Agreement would terminate if the Merger had not been consummated. The Special Committee insisted on the right to solicit Superior Proposals following the execution of the Initial Merger Agreement. In addition, the Special Committee insisted that the Special Committee have the right to terminate the Initial Merger Agreement if the Merger was not consummated by a specified date. On February 18, Greenberg Traurig distributed a revised draft of the Initial Merger Agreement to the Special Committee and Balch & Bingham which was revised to provide, among other things, that (i) the Special Committee could solicit Superior Proposals for 30 days following the execution of the Initial Merger Agreement and, in addition, thereafter participate in discussions or negotiations regarding unsolicited Superior Proposals and/or Superior Proposals solicited prior to the expiration of such 30 days and (ii) either party could terminate the Initial Merger Agreement if the Merger had not been consummated within 90 days of execution. The Special Committee found such terms acceptable because they believed that any potential acquirors would be informed of the opportunity to submit a bid by virtue of Mann Armistead's solicitation process and the public announcement of the Merger proposal.



         On February 17, the Special Committee held a telephonic meeting with representatives of Mann Armistead and Balch & Bingham regarding the status of, and issues raised in, the negotiation of the Initial Merger Agreement, as well as Mann Armistead's fairness opinion and solicitation process. At this meeting, representatives of Mann Armistead described the two most serious potential acquirors that had been contacted to date. One was a strategic acquiror that stated that it had been considering WinsLoew as an acquisition target prior to the announcement of the Merger proposal on January 15. The Special Committee believed that a strategic transaction with such acquiror would have provided substantial synergies. This strategic acquiror had initially declined interest due to its perception that management would not be receptive to another purchaser. Although representatives of the Special Committee corrected this impression, this strategic acquiror stated it would not participate in an auction process and that it was not prepared to act quickly.



         The other potential acquiror was Hancock Park Associates ("Hancock Park"), a financial buyer that representatives of Mann Armistead believed would likely structure a transaction similar to the Merger proposal. In 1995, Hancock Park had acquired Brown Jordan Company, a competitor of WinsLoew that sells casual outdoor furniture at a higher price point, and its subsidiary, Casual Living Worldwide, which produces lower-priced casual furniture. Hancock Park also owns Leslie's Poolmart, Inc. and Busy Body, Inc., which together with Brown Jordan Company and Casual Living Worldwide, have annual net revenues in excess of $400 million.


         Representatives of Mann Armistead also informed the Special Committee regarding other potential purchasers that had declined further interest and summarized their due diligence and other work related to issuing a fairness opinion.

         The Special Committee discussed with Mann Armistead the likely timing of any formal expression of interest from any other potential acquiror in order to determine the schedule for finalizing the Initial Merger Agreement. In particular, the Special Committee considered the Purchaser's request to execute the Initial Merger Agreement prior to the Purchaser's receipt of committed financing, as well as its request to execute the Initial Merger Agreement prior to the Special Committee's receipt of Mann Armistead's fairness opinion. In response to inquiries from the Special Committee, representatives of Mann Armistead stated that they could not render a fairness opinion without additional assurances, which were subsequently obtained, regarding the Purchaser's ability to obtain financing. The Special Committee determined that it would be consistent with its fiduciary duties to execute the Initial Merger Agreement so long as the Purchaser's financing was sufficiently definite and Mann Armistead rendered its oral fairness opinion prior to execution.



         The Special Committee also discussed the Investment Services Agreement between the Company and Trivest dated as of December 16, 1994 (the "Investment Services Agreement"), which provided for (i) an annual fee of $500,000 to Trivest for ten years, subject to increases for acquisitions, (ii) an investment banking fee for certain transactions, and (iii) payment of Trivest's expenses. At the time it negotiated the termination fee under the Initial Merger Agreement, the Special Committee expected that Trivest would not receive additional compensation pursuant to the Investment Services Agreement in addition to the termination fee and expense reimbursement, because such a fee would effectively increase the cost of the transaction to another purchaser. Consequently, Balch & Bingham's comments to the Initial Merger Agreement included a requested provision requiring the termination of the Investment Services Agreement in the event the Company were sold to a third party. The Purchaser did not initially agree to any aspect of such requested change.



         The Special Committee also considered requiring as a condition in the Initial Merger Agreement that a majority of the shares held by persons or entities not affiliated with management or the Purchaser be voted in favor of the Merger. The Purchaser did not agree to such a condition, and the Special Committee determined not to require it, provided that (i) the Initial Merger Agreement was not executed until the Special Committee had received Mann Armistead's oral fairness opinion, (ii) the Purchaser had provided adequate assurances of its ability to obtain the required financing, and (iii) the Special Committee members voted unanimously to approve the Merger.


         During the period from January 25 through February 19, representatives of the Purchaser, including the Trivest Directors and members of the Management Group, pursued a variety of potential arrangements for financing the Merger. The Purchaser received nine proposals for senior secured financing and six proposals with respect to a possible unsecured debt financing. In addition, representatives of the Purchaser also engaged in preliminary discussions with a number of institutional investors regarding possible equity co-investments with the Trivest Partnerships and the Management Group. On February 18, the Purchaser selected BankBoston to provide its senior secured financing and Bear Stearns to purchase and resell under Rule 144A $125.0 million aggregate principal amount of senior subordinated notes. On February 22, the Purchaser received a draft proposal letter from BankBoston for a $145.0 million senior secured credit facility to provide a portion of the Cash Merger Consideration and provide WinsLoew with working capital and an acquisition revolver after the Merger. Following discussions concerning the terms and conditions set forth in the draft proposal letter, representatives of BankBoston and the Purchaser executed a revised proposal letter on February 26. The parties continued to negotiate the terms of the proposed financing during the week of March 1. Representatives of the Purchaser and Bear Stearns met on February 23 at the offices of WinsLoew for an organizational meeting for the proposed Rule 144A offering of senior subordinated notes. At that meeting, representatives of Bear Stearns provided the Company and the Purchaser with a term sheet outlining the terms of the proposed offering and commenced their due diligence review of the Company. See "THE MERGER--Financing."

         During the weeks of February 8, 15 and 22, representatives of Mann Armistead and Balch & Bingham and members of the Special Committee performed various due diligence and analyses with respect to WinsLoew. In this connection, Mann Armistead reviewed certain financial and other information concerning the Company and met with certain members of the Company's management to discuss the Company's historical and projected financial results, as well as opportunities available to WinsLoew to achieve higher levels of internal growth and improved profitability, including the pending acquisition of Pompeii. The Company's management annually prepares financial forecasts for internal use in capital budgeting and other management decisions. Management provided to the Special Committee and Mann Armistead such forecasts prepared during 1998 for the fiscal years 1999 through 2002, which forecasts do not give effect to the Merger or the related financing or to any possible acquisitions or other transactions that might occur after the Merger. See "CERTAIN FORWARD LOOKING INFORMATION."

         On February 24, representatives of the Purchaser and Greenberg Traurig met with representatives of Balch & Bingham at the offices of Balch & Bingham in Birmingham, Alabama. At such meeting, representatives of Balch & Bingham related the Special Committee's insistence that the Purchaser demonstrate its ability to obtain financing for the Merger. In response, the Purchaser provided the Special Committee with a draft proposal letter from BankBoston (followed by a copy of the signed proposal letter dated February 26) for the $145.0 million credit facility, as well as an indicative term sheet prepared by Bear Stearns with respect to a senior subordinated note offering.


         On February 26, Balch & Bingham provided to Greenberg Traurig a mark-up of the February 18 draft of the Initial Merger Agreement reflecting negotiations during the February 24 meeting. On March 1, Greenberg Traurig distributed a revised draft of the Initial Merger Agreement which, among other changes, included various representations and covenants as to the Purchaser's financing arrangements.


         During the weeks of February 22 and March 1, representatives of Mann Armistead discussed the terms, conditions and status of the Purchaser's proposed financing with representatives of each of BankBoston and Bear Stearns.


         On March 1, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead to discuss the then current draft of the Merger Agreement. Balch & Bingham reported that the unresolved issues were the status of the Investment Services Agreement, the timing of the fairness opinion and the status of the Purchaser's financing commitments. Representatives of Mann Armistead described its discussions with and review of the Purchaser's financing sources and stated that they were becoming increasingly confident that the requisite financing could be obtained. They also reviewed Mann Armistead's valuation methods of the purchase price and stated that Mann Armistead believed that $30.00 was within the range of fair. They stated that Mann Armistead was prepared to provide its oral fairness opinion to this effect, with the delivery of the written fairness opinion subject to the Purchaser's receipt of a commitment letter from BankBoston for the senior secured financing facility and absent the Company's receipt of a proposal to acquire the Company for a higher per share purchase price. In that regard, the Mann Armistead representatives explained that such opinion as to the fairness of the $30.00 price per share could be affected by the Special Committee's receipt of a proposal for a competing merger transaction at a higher per share price than the Merger proposal's $30.00 per share price. The Mann Armistead representatives also reported that there were three potential acquirors that had signed confidentiality agreements and had not yet declined further interest, one strategic buyer and two financial buyers, one of which was not as far along in its review process as the others.



         A meeting of the Board was scheduled for March 4, and a meeting of the Special Committee was scheduled for the same day prior to the Board meeting in order to consider the Initial Merger Agreement.


         On March 3 and March 4, Balch & Bingham and Greenberg Traurig substantially completed negotiation of the Merger Agreement providing for a $30.00 per share purchase price.


         On the evening of March 3, Mann Armistead received a written, non-binding proposal from Hancock Park to acquire the Company for $32.50 per share in cash (the "March 3 Hancock Park Proposal").


         On March 4, the Special Committee met to consider the Initial Merger Agreement and the Hancock Park proposal, which included a due diligence condition, as well as customary conditions similar to Mr. Powell's initial Merger proposal in January 1999, including the execution of a mutually acceptable agreement, receipt of regulatory and shareholder approvals, and securing satisfactory financing. In addition, the proposal stated that Hancock Park's representatives were prepared to complete their due diligence investigation as soon as possible. Hancock Park's proposal included a financing structure similar to the Merger proposal. The Special Committee considered that the Purchaser might withdraw its offer if the Initial Merger Agreement were not executed and that the Hancock Park proposal had not been analyzed. Following discussions with representatives of Balch & Bingham and Mann Armistead regarding its fiduciary duties and related issues, the Special Committee determined that it was in the best interests of the Company's shareholders to execute the Initial Merger Agreement and pursue the Hancock Park proposal, noting in particular that (i) the termination fee in the Letter of Intent would apply if the Company entered into an agreement with Hancock Park, whether or not the Initial Merger Agreement was executed, and (ii) the Merger Agreement permitted the Special Committee adequate opportunity to pursue the Hancock Park proposal and consider other offers. The Special Committee also considered competitive concerns regarding a due diligence investigation by Hancock Park of certain of the Company's manufacturing operations, particularly the Winston facility, since Hancock Park owns Brown Jordan Company, a competitor of WinsLoew, as well as the fact that Hancock Park would be required to take into account other acquisition costs, including the payment of the termination fee and expenses to the Purchaser.



         At the March 4 meeting of the Special Committee, Mann Armistead made a presentation regarding its solicitation process, which included contacting and providing a descriptive memorandum to 32 companies, 11 of which executed confidentiality agreements and obtained additional information. Representatives of Mann Armistead reported that they had made numerous follow-up calls, that eight companies had declined further interest and that three companies still showed apparent interest in acquiring the Company. Of those three, only Hancock Park had made a formal proposal. After the execution of the Initial Merger Agreement, the remaining two companies that had executed confidentiality agreements and received additional information declined further interest in acquiring the Company. Representatives of Mann Armistead also reviewed the analyses that they had performed to produce a range of implied values for the Company's Common Stock. The Special Committee discussed with Mann Armistead its investigation of WinsLoew and the assumptions made in connection with its analyses and the facts upon which these analyses were based. Mann Armistead explained the assumptions, methodologies and relative limits of its analyses. Mann Armistead concluded its presentation by rendering its oral opinion, subject to certain assumptions made, matters considered and limits on the review undertaken in connection with such opinion and absent the Company's receipt of a proposal to acquire the Company for a higher per share purchase price, that the $30.00 per share was fair from a financial point of view to the Public Shareholders, with the delivery of its written opinion and accompanying materials being subject to the Purchaser's receipt of a commitment letter with respect to the Purchaser's senior secured credit facility. The Special Committee then discussed the terms and conditions of the transactions contemplated by Initial Merger Agreement, which respect to which Balch & Bingham made a detailed presentation. The Special Committee also discussed its strong desire that the Investment Services Agreement be amended to provide that it be terminated in connection with the Merger or the consummation of a Superior Proposal. The Special Committee unanimously concluded that the Merger (including the $30.00 per share to be paid to the Public Shareholders) was substantively and procedurally fair to, and in the best interests of, the Public Shareholders and determined to recommend the Initial Merger Agreement to the full Board and that the Board recommend it to the Company's shareholders.



         Following the Special Committee's March 4 vote to recommend the Initial Merger Agreement to the Board, the Board met to accept the Special Committee's recommendation, approve and adopt the Initial Merger Agreement and recommend it to the shareholders of the Company. Mr. Smith reported on the Special Committee's consideration of the Merger proposal and possible strategic alternatives, including Mann Armistead's valuation and solicitation process. Mann Armistead repeated its Special Committee presentation to the full Board, including a description of the Hancock Park proposal and its oral fairness opinion. The members of the Board discussed the conditions set forth in the Hancock Park proposal, the probability of Hancock Park obtaining financing on a timely basis, its expected timetable for conducting due diligence and related competitive issues, as well as WinsLoew management's likely reaction to Hancock Park. The members of the Special Committee further emphasized the terms of the Initial Merger Agreement that would permit WinsLoew to continue to solicit Superior Proposals and engage in negotiations subsequent to execution. The members of the Board then discussed the terms and conditions of the Initial Merger Agreement, as well as the relationship of the Investment Services Agreement to the Initial Merger Agreement. Following such discussion, the Trivest Directors agreed that the Investment Services Agreement would be amended to provide that Trivest would not be entitled to a transaction fee or reimbursement of expenses by reason of either the Merger or any Superior Proposal. The Board also ratified the fees approved by the Special Committee for their service on such committee ($20,000 for the Chairman and $15,000 for each other member, which amounts were subsequently increased to $30,000 and $22,500, respectively). All ten members of the Board unanimously approved and adopted the Initial Merger Agreement, recommended it to the shareholders and determined that the Merger provided for therein (including the $30.00 per share to be paid to the Public Shareholders) was substantively and procedurally fair to, and in the best interests of, the Public Shareholders. Prior to the opening of the market on March 5, the parties executed the definitive Initial Merger Agreement and issued a press release announcing its execution.



         The March 3 Hancock Park Proposal



         On March 9, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead to discuss the status of the March 3 Hancock Park Proposal. The Special Committee discussed the timing and scope of Hancock Park's due diligence investigation of WinsLoew, including Hancock Park's requested site visits and management meetings. The Special Committee also instructed its Chairman to confirm with representatives of Hancock Park that the $32.50 offer was net to the shareholders and that Hancock Park was aware of the termination fee and expense reimbursement provisions of the Initial Merger Agreement and the terms of the Investment Services Agreement as required to be amended by the Initial Merger Agreement. The Special Committee also instructed Mann Armistead to obtain additional information regarding Hancock Park's financing structure and whether the response of the Company's management would have any impact on such offer. Representatives of Hancock Park later confirmed that they were interested in purchasing the Company with or without the continued employment of management. The Special Committee also discussed the importance of providing Hancock Park with access to Company information and personnel to enable it to negotiate a definitive agreement and obtain financing commitments. The Chairman of the Special Committee communicated the importance of such access to management and directed them to respond on a priority basis and to consult with the Special Committee regarding any concerns about providing potentially sensitive information.



         On March 10, the Special Committee held a telephonic meeting with representatives of Balch & Bingham. Representatives of the Purchaser, including Mr. Powell, also participated for part of the meeting to update the Special Committee on the progress of the Purchaser's financing arrangements. Mr. Powell also shared with the Special Committee his concerns regarding the ability of Hancock Park to obtain financing (including for the Pompeii transaction) and that Mann Armistead may have been influenced by its compensation arrangement to pursue the higher March 3 Hancock Park Proposal prior to a demonstration by Hancock Park of its ability to obtain financing. Mr. Powell was then excused from the meeting, and representatives of Mann Armistead joined the meeting. The Special Committee determined that Messrs. Smith and Gorrie, along with representatives of Balch & Bingham, would meet the Hancock Park representatives in Birmingham for its due diligence and management meetings, and that Mr. Smith would check Hancock Park's financing references directly to enable the Special Committee to better evaluate the March 3 Hancock Park Proposal. The Special Committee also authorized the engagement of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as independent financial consultants to investigate the relative experience and financing capabilities of the Purchaser and Hancock Park. The Special Committee agreed to pay PricewaterhouseCoopers customary fees, which are not expected to exceed $200,000.



         On March 12, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead. Mr. Smith reported his conversations with representatives of three financial references which had participated in previous debt or equity financings with Hancock Park as well as other parties familiar with Hancock Park and its principal, Mr. Forticq. All of these representatives were uniformly favorable in their opinion of Hancock Park and Mr. Forticq. The Special Committee arranged for representatives of Hancock Park and its financing sources to visit the Winston facility following a preliminary meeting at the Company's offices in Birmingham scheduled for March
16. The Special Committee also consulted with PricewaterhouseCoopers about providing additional independent financial advice.

         On March 16, Messrs. Smith and Gorrie met with members of management and representatives of Hancock Park and its financing sources at the Company's offices in Birmingham. After discussions between the Special Committee and members of management regarding competitive concerns related to touring the Company's manufacturing facilities, members of management accompanied representatives of Hancock Park on the planned plant tours.


         On March 18, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead to discuss the status of the March 3 Hancock Park Proposal and to consider Hancock Park's request for reimbursement of certain expenses.



         On March 18, the Company's Board held a meeting to consider the Company's possible acquisition of the Potential Transaction Party. Mr. Powell summarized the various discussions with the Potential Transaction Party that had commenced in May 1998 when representatives of the Company, including Messrs. Powell, Kaczynski and Tesney, had contacted a number of direct competitors and other furniture manufacturers regarding WinsLoew's interest in exploring potential acquisitions, combinations or other transactions. Mr. Powell stated that these initial discussions had not resulted in a desire to pursue a possible transaction, but that discussions had resumed subsequent to Mr. Powell's initial Merger proposal in January 1999. From early February through mid-March 1999, representatives of WinsLoew and Trivest met with representatives of the Potential Transaction Party regarding a possible business combination, which culminated in a general understanding of terms regarding a business combination. The members of the Board reviewed background materials pertaining to the Potential Transaction Party, including a draft 1998 annual report and draft 1999 proxy statement, as well as valuation analyses prepared for the Company by Trivest . Mr. Powell pointed out that management believed that the combination with the Potential Transaction Party would be an attractive investment for WinsLoew and that affiliates of Trivest might seek a transaction should WinsLoew determine not to pursue the opportunity. In response to questions from the Special Committee, Mr. Powell also stated that management and Trivest believed that financing would be readily available to WinsLoew to effect a transaction. The members of the Board also discussed that the practical effect of a decision to proceed with a combination with the Potential Transaction Party would be for the Company to remain publicly held for a long enough period of time to achieve the expected financial and operating synergies. Mr. Powell then asked the Special Committee to consider the proposed combination of the Company with the Potential Transaction Party and make a recommendation as to whether or not WinsLoew should further pursue a combination with the Potential Transaction Party. After deliberation, the Special Committee determined to proceed with the Merger or a comparable sale transaction and not to pursue a business combination with the Potential Transaction Party at that time.



         Mr. Smith then reported to the Board on the status of Hancock Park's financing and due diligence investigation. Mr. Smith also reported on PricewaterhouseCoopers' work related to the relative experience and financing capabilities of the Purchaser and Hancock Park. The members of the Board unanimously determined to adjourn the meeting until after the Special Committee's receipt of PricewaterhouseCoopers' conclusions.


         On March 19, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and PricewaterhouseCoopers to discuss the advice to be provided by PricewaterhouseCoopers to the Special Committee. The Special Committee also discussed facilitating management's providing due diligence information to Hancock Park and the Special Committee's advisors, including PricewaterhouseCoopers.


         On March 16, at Hancock Park's request, the Special Committee had directed Balch & Bingham and Mann Armistead to commence discussions with representatives of Hancock Park regarding an agreement to reimburse Hancock Park's expenses. From March 16 through March 23, Balch & Bingham negotiated such an agreement with representatives of Hancock Park, including Hancock Park's request that it be reimbursed for up to $300,000 of its expenses. These negotiations resulted in a proposed agreement to reimburse up to $100,000 of Hancock Park's expenses in the event that (i) the Company received a written or oral fairness opinion that Hancock Park had made an offer that constituted a Superior Proposal under the Initial Merger Agreement, (ii) the Company entered into an agreement with another party for the acquisition of the Company at a per share price higher than $30.00 or (iii) the Company determined not to pursue a sale of the Company.

         On March 24, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead to discuss the negotiations with Hancock Park. The Special Committee authorized its Chairman to enter into the foregoing agreement for reimbursement up to $100,000. Hancock Park declined to execute such a reimbursement agreement. At the same meeting, the Special Committee directed Balch & Bingham to continue discussions and negotiations with Hancock Park for a possible merger transaction since the members of the Special Committee expected that within a few days Hancock Park's financing would be sufficiently developed to enable the Special Committee to reach a decision regarding whether its $32.50 per share offer constituted a Superior Proposal (as defined in "SUMMARY--Conditions to the Merger, Termination and Expenses") under the Initial Merger Agreement.


         During the period from March 5 through March 29, representatives of the Purchaser, including the Trivest Directors and members of the Management Group, continued to negotiate their financing arrangements with BankBoston and Bear Stearns. These efforts resulted in the execution and delivery on March 29 of (i) a letter from Bear Stearns to the Purchaser stating that Bear Stearns was highly confident that, as of March 29 and subject to certain conditions, it could arrange for the sale of up to $130.0 million aggregate principal amount of senior subordinated notes of WinsLoew in connection with the Merger, (ii) a commitment letter from BankBoston for a $145.0 million senior secured credit facility to provide a portion of the Cash Merger Consideration and provide WinsLoew with working capital and an acquisition revolver after the Merger, and
(iii) a commitment letter from affiliates of the Trivest Partnerships for up to $75.0 million of equity financing. The Bear Stearns highly confident letter does not constitute a commitment or undertaking by Bear Stearns to place or purchase the senior subordinated notes and did not ensure the successful placement or completion of the offering of such notes; moreover, the Bear Stearns letter set forth only its expectation as of March 29, 1999 with respect to its ability to arrange a sale of the notes in connection with the Merger. See "THE MERGER--Financing."


         The Alabama Litigation

         On March 25, 1999, the Company and the members of the Board were named as defendants in a lawsuit filed in the Circuit Court of Jefferson County, Alabama, styled Craig Smith v. WinsLoew Furniture, Inc., et al (the "Alabama Litigation"). As of the date of this Proxy Statement, the plaintiff has not yet effected service of process on certain of the Company's directors in this action. The lawsuit purports to be brought as a class action on behalf of all of the Company's shareholders except the defendants and was filed in connection with the Initial Merger Agreement. As of the date of this Proxy Statement, the complaint filed in the lawsuit has not been amended to reflect the increase in the per share merger consideration from $30.00 to $34.75 subsequent to the filing of the complaint, as discussed below under "--The Second Amended Merger Agreement."

         The principal substantive allegations set forth in the complaint are that (i) the individual defendants breached fiduciary duties of care and loyalty owed by them as directors to the shareholder plaintiffs, (ii) Mr. Powell and other members of the Company's "management group" breached fiduciary duties owed by them as allegedly controlling shareholders to the Company's other shareholders by, among other things, attempting to acquire 100% equity ownership of the Company for an allegedly "grossly inadequate price" at the alleged expense of the Company's other shareholders, (iii) the Company's announcement of the initial $30.00 per share bid by the Purchaser failed to disclose improving growth prospects, (iv) by virtue of the equity holdings of the "management group" and their alleged "overwhelming control" of the Board, third parties were practically precluded from making competing bids, and (v) the initial per share merger consideration of $30.00 per share is unconscionable, unfair and grossly inadequate and the terms of the Initial Merger Agreement constituted an unfair and illegal business practice upon the Company's minority shareholders. No other per share amount is specified in the complaint.

         The relief sought by the plaintiff is that (i) the court declare the lawsuit to be a class action and certify the plaintiff as class representative and his counsel as class counsel, (ii) the Merger be enjoined or, if not enjoined, that the plaintiffs be granted rescission and rescissionary damages,
(iii) the plaintiff and the alleged class be awarded damages, (iv) the plaintiff be awarded costs and disbursements of bringing the lawsuit, together with fees and expenses of the plaintiff's counsel and experts, and (v) the plaintiff and the alleged class be granted such other relief as the court shall deem just and proper. The complaint does not specify the amount of any damages sought.

         The Company has forwarded a claim with respect to this matter to its directors' and officers' insurance carrier and, with the approval of such carrier, has retained legal counsel to represent it and the members of the Board. The Company believes that the claims set forth in the lawsuit are without merit and intends to vigorously defend this lawsuit.

         The March 30 Trivest Proposal

         On the morning of March 30, the Purchaser delivered to the Special Committee a letter stating that it was prepared to increase the purchase price by 10% from $30.00 per share to $33.00 per share (the "March 30 Trivest Proposal"). Such proposal was accompanied by copies of the Trivest equity commitment letter, the BankBoston senior secured financing commitment letter and the Bear Stearns highly confident letter with respect to the senior subordinated notes, as well as a proposed amendment to the Initial Merger Agreement. The proposed amendment provided for the following: (i) an increase in the per share purchase price from $30.00 to $33.00; (ii) the deletion of the Purchaser's financing condition; (iii) a revised non-solicitation provision prohibiting the Special Committee's ongoing solicitations and negotiations with potential acquirors unless the Board determined that it had a fiduciary obligation to do so and that a Superior Proposal had been received; (iv) an increase in the termination fee from $6.0 million to $10.0 million and an increase in the maximum expense reimbursement from $1.2 million to $1.5 million; (v) the Purchaser's right to terminate the Initial Merger Agreement and receive expense reimbursement up to $1.5 million and liquidated damages of $1.0 million if the Proxy Statement were not filed by April 12 (unless the delay resulted from the Purchaser's non-cooperation or the unavailability of required financial statements); (vi) the delivery of Mann Armistead's written fairness opinion by April 7; and (vii) the extension to July 15 of the date after which either the Company or the Purchaser could terminate the Initial Merger Agreement without payment of the termination fee and expense reimbursement provided for therein. The March 30 Trivest Proposal stated that it expired at 6:00 p.m. that evening.

         On the morning of March 30, in connection with the March 3 Hancock Park Proposal of $32.50 per share, Hancock Park delivered to the Special Committee
(i) a letter from Desai Capital Management Incorporated ("Desai") to Mann Armistead dated March 30, 1999 stating their preparedness to provide the required equity capital for Hancock Park's acquisition of the Company and (ii) a letter from BT Alex. Brown Incorporated dated March 29, 1999 stating that BT Alex. Brown Incorporated was very interested in pursuing a transaction in which BT Commercial Corporation would underwrite, participate in and act as agent for a senior secured credit facility and in which BT Alex. Brown Incorporated would place senior subordinated debt and a preferred equity investment. Both letters were subject to the completion of due diligence. Representatives of Hancock Park discussed with representatives of Mann Armistead that Hancock Park would be willing to increase its price to $33.50 per share but only if the Company agreed to pay an inducement fee in the event that a merger agreement with Hancock Park was not entered into.

         In the early afternoon of March 30, the Special Committee held a telephonic meeting with representatives of Balch & Bingham, Mann Armistead and PricewaterhouseCoopers. Representatives of Mann Armistead reported on the status of discussions with representatives of Hancock Park and the letters received from the proposed financing sources of each of the Purchaser and Hancock Park. Representatives of Balch & Bingham described the status of negotiations with representatives of Hancock Park with respect to a merger agreement. Representatives of Balch & Bingham reported that they had completed negotiating such an agreement, except for the termination fee and expense reimbursement related to the shareholder vote. With the assistance of PricewaterhouseCoopers, the Special Committee discussed the March 30 Trivest Proposal of $33.00 per share and the March 3 Hancock Park Proposal of $32.50 per share and compared them on the basis of price and the ability to finance and consummate the proposed transactions. PricewaterhouseCoopers advised the Special Committee that based upon its investigation of the Purchaser and Hancock Park and its review of their revised offers and financing commitments, the Purchaser had more committed financing than Hancock Park. The Special Committee concluded that the March 30 Trivest Proposal of $33.00 per share was more favorable than Hancock Park's proposal on the basis of its higher per share purchase price and more committed financing than Hancock Park. The Special Committee determined to negotiate with the Purchaser regarding the termination fee and expense reimbursement provisions of the proposed amendment to the Initial Merger Agreement. Members of the Special Committee also recommended to the Board that it authorize the Company to enter into an agreement to pay Hancock Park a fee if it submitted an offer higher than $33.00 per share in the event such offer did not result in a transaction with Hancock Park.

         The First Amended Merger Agreement

         On the afternoon of March 30, the Board reconvened its March 18 meeting with all directors participating. As the first order of business, Mr. Smith provided an update with respect to the Special Committee's activities. Mr. Smith acknowledged receipt of Mr. Powell's letter dated March 29 setting forth the March 30 Trivest Proposal increasing the purchase price from $30.00 per share to $33.00 per share. He went on to express the Special Committee's desire that with the exception of the increase in the per share purchase price and the removal of the Purchaser's financing condition, the terms and conditions of the Initial Merger Agreement remain unchanged. As the next order of business, Mr. Tesney made a presentation to the Board with respect to management's ongoing due diligence investigation of the Potential Transaction Party. The Chairman of the Board also confirmed that the Board would not be asked to make a final decision with respect to the proposed business combination with the Potential Transaction Party until the completion of such due diligence investigation.

          Next, the members of the Board asked the Special Committee for its recommendation regarding the Purchaser's proposed amendment to the Initial Merger Agreement. The Board meeting adjourned while the members of the Special Committee further considered the proposed amendment. The members of the Special Committee considered the reasonableness of providing for a higher termination fee in exchange for a 10% increase in the per share purchase price. In addition, the members of the Special Committee considered the Purchaser's expressed concern that it not be used simply to elicit higher offers from other bidders and its desire for increased certainty that the Company would consummate the Merger. In addition, in the earlier meetings, Mann Armistead had rendered its oral advice, later confirmed in its written opinion, subject to certain assumptions made, matters considered and limits on the review undertaken in connection with such opinion, that the $33.00 per share purchase price was fair from a financial point of view to the Public Shareholders. Mann Armistead expressly advised the Special Committee that its favorable opinion on the fairness of the Purchaser's $33.00 per share offer did not imply a belief that such price was the highest price available. Following its deliberations, the Special Committee determined to recommend that the full Board approve the proposed amendment, subject to the deletion of the provision permitting the Purchaser to terminate the Initial Merger Agreement and receive expense reimbursement up to $1.5 million and liquidated damages of $1.0 million if the Proxy Statement were not filed by April 12. The Special Committee unanimously concluded that the Initial Merger Agreement, as so amended (the "First Amended Merger Agreement") (including the $33.00 per share purchase price to be paid to the Public Shareholders), was substantively and procedurally fair to, and in the best interests of, the Public Shareholders and determined to recommend approval of the First Amended Merger Agreement to the full Board.

         Immediately thereafter, the Board meeting reconvened. After the Special Committee delivered its recommendation regarding the First Amended Merger Agreement, all ten members of the Board unanimously approved and adopted the First Amended Merger Agreement, recommended it to the shareholders and determined that the Merger provided for therein was substantively and procedurally fair to, and in the best interests of, the Public Shareholders. The Board determined not to consider a fee arrangement with Hancock Park at that time. Prior to the opening of the market on March 31, the parties executed the First Amended Merger Agreement and issued a press release announcing its execution.

         On March 31, the Special Committee held a telephonic meeting with representatives of Balch & Bingham and Mann Armistead. Balch & Bingham summarized the non-solicitation provisions of the First Amended

Merger Agreement, and the Special Committee directed Balch & Bingham and Mann Armistead to cease all discussions and negotiations with Hancock Park.


          The April 8 Hancock Park Proposal

         On April 9, the Special Committee received from Hancock Park a written, non-binding offer, dated April 8, to acquire the Company for a per share purchase price of $33.50 (or $34.00 if the termination fee payable to the Purchaser under the First Amended Merger Agreement was reduced from $10.0 million to $6.0 million) (the "April 8 Hancock Park Proposal"). The proposal stated that it would expire on April 19, which date was subsequently extended as discussed below. In addition, the proposal was accompanied by (i) a letter from BT Alex. Brown Incorporated that, as of April 7, 1999 and subject to certain conditions, BT Alex. Brown Incorporated was highly confident that it could arrange for the sale of up to $150.0 million aggregate principal amount of senior subordinated notes in connection with the proposed transaction, (ii) a commitment letter dated April 7, 1999 from BT Commercial Corporation for a senior secured credit facility of up to $100.0 million, subject to the completion of due diligence, (iii) a letter from BT Alex. Brown Incorporated that, as of April 7, 1999 and subject to certain conditions, it was willing to use its best efforts to act as underwriter or placement agent for the sale or placement of up to $20.0 million of pay-in-kind preferred stock, and (iv) a commitment letter dated April 8, 1999 from Private Equity Investors III, L.P., a private investment partnership managed by Desai, for up to $70.7 million of common equity financing. The BT Alex. Brown Incorporated highly confident letter did not constitute a commitment to place or purchase senior subordinated notes or ensure the successful placement or completion of the offering of such notes; moreover, such letter set forth only the expectation of BT Alex. Brown Incorporated as of April 7, 1999 with respect to its ability to arrange a sale of such notes. The proposed financing for the April 8 Hancock Park Proposal contemplated, and was contingent upon, the simultaneous refinancing of indebtedness of Brown Jordan International, Inc., ("Brown Jordan"), an affiliate of Hancock Park. The proposal also included a revised draft of the form of merger agreement previously negotiated with Hancock Park providing for, among other things, an increase in the purchase price as described above, the deletion of Hancock Park's financing condition and the addition of a provision that the $6.0 million termination fee would be payable to Hancock Park in the event the proposed transaction was not approved by WinsLoew's shareholders. Accompanying the April 8 Hancock Park Proposal was a letter addressed to the Special Committee from Paul Hastings, Janofsky & Walker LLP ("Paul Hastings"), counsel to Hancock Park, alleging that the events leading up to the execution of the First Amended Merger Agreement had unfairly favored the Purchaser and asserting that Hancock Park had advised Mann Armistead on March 30 prior to the execution of the First Amended Merger Agreement that it was willing to offer a higher price than $33.00 per share (the price contained in the First Amended Merger Agreement) if it received a $2 million fee in the event such higher offer was not ultimately accepted. The letter also asserted that Hancock Park was entitled to reimbursement for its expenses.

         On April 12, the Board held a meeting with all directors participating to consider the April 8 Hancock Park Proposal. The Board authorized Mann Armistead to advise the Board whether or not the April 8 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement. Pursuant to the First Amended Merger Agreement, the Company was not permitted to discuss or negotiate with any third party regarding an Acquisition Proposal (as defined under "SUMMARY--Conditions to the Merger, Termination and Expenses") unless the Board determined that (a) such Acquisition Proposal was a Superior Proposal to the transaction contemplated by the First Amended Merger Agreement Proposal and (b) such discussions or negotiations were necessary in order to comply with its fiduciary duties under applicable law. Moreover, also pursuant to the terms of the First Amended Merger Agreement, the Company could not enter into an agreement with respect to a Superior Proposal for five business days after a "Superior Proposal" determination had been made. At the same meeting, the Board authorized the engagement of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York ("Paul Weiss"), to assist the Board in evaluating its fiduciary duties in connection with the April 8 Hancock Park Proposal. Also during the April 12 meeting, Mr. Tesney provided an update of management's ongoing due diligence investigation of the Potential Transaction Party.

         On April 16, Mann Armistead concluded that it required additional information relating to the April 8 Hancock Park Proposal in order to evaluate whether it constituted a Superior Proposal, including matters relating to the financial condition of Brown Jordan and the structure of, and marketing plans for, the proposed financing. On April 16, Paul Weiss orally advised Paul Hastings of such information request, which Paul Weiss confirmed in writing on April 17. On April 16, representatives of Hancock Park advised representatives of the Special Committee that Hancock Park had agreed to extend the expiration date of the April 8 Hancock Park Proposal from April 19 to April 23 in order to provide the Board sufficient time to consider such proposal and that, if the April 8 Hancock Park Proposal were determined to be a Superior Proposal under the First Amended Merger Agreement, Hancock Park would further extend the expiration date to April 30 in order to accommodate the five business day period required by the First Amended Merger Agreement before the Company could enter into a transaction agreement with Hancock Park.

         On April 19, the Board held a telephonic meeting with representatives of Paul Weiss and Balch & Bingham at which the directors discussed matters relating to the April 8 Hancock Park Proposal. In view of the conflicts of certain of the directors, the Board unanimously authorized the Special Committee, together with its financial and legal advisors, to consider whether the April 8 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement and to make recommendations to the full Board as to such determination, as well as to other matters relating to the April 8 Hancock Park Proposal. Immediately thereafter, the Special Committee met with its financial and legal advisors to discuss its evaluation of the proposal.

         The April 21 Hancock Park Proposal

         On April 21, Hancock Park delivered to the Special Committee a written, non-binding offer to acquire the Company for a per share purchase price $.50 higher than the price contemplated by the April 8 Hancock Park Proposal, or $34.00 ($34.50 if the termination fee payable to the Purchaser under the Initial Merger Agreement was reduced from $10.0 million to $6.0 million) (the "April 21 Hancock Park Proposal"). Such proposal stated that it would expire April 23 but would be extended to April 30 in order to permit the lapse of the notice period required by the First Amended Merger Agreement if the Board determined that it constituted a Superior Proposal under the First Amended Merger Agreement. The proposal was accompanied by copies of revised versions of the letters previously provided by BT Alex. Brown Incorporated, BT Commercial Corporation and Private Equity Investors III, L.P. relating to the financing of the proposed transaction on a stand-alone basis. In addition, the revised commitment letter from Private Equity Investors III, L.P. included a stand-by commitment for up to $10.0 million of the $20.0 million pay-in-kind preferred stock to be sold as part of the proposed financing. The April 21 Hancock Park Proposal included the additional information that had been requested by Mann Armistead, other than information relating to Brown Jordan, since the revised proposal contemplated that the transaction would be financed on a stand-alone basis, rather than in conjunction with the refinancing of Brown Jordan.

         On April 22, the Special Committee held a telephonic meeting with representatives of Balch & Bingham, Paul Weiss, Mann Armistead and PricewaterhouseCoopers present. After reviewing the terms of the April 21 Hancock Park Proposal and the proposed financing thereof, representatives of Mann Armistead advised the Special Committee of their opinions that the April 21 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement. Paul Weiss then advised the Special Committee as to its fiduciary duties under applicable law in light of the financial advisors' conclusion. The Special Committee then unanimously determined that the April 21 Hancock Park Proposal was a Superior Proposal and voted to recommend to the full Board that its representatives commence discussions and negotiations with Hancock Park. The Special Committee then reviewed the non-financial terms of the April 21 Hancock Park Proposal with its advisors. At the meeting, several directors expressed concern about the fact that the entity that would purchase the Company under the proposal appeared to be a newly-formed corporation that would have no assets to satisfy liabilities it may have to the Company (including the termination fee and expense reimbursement payable to the Purchaser under the First Amended Merger Agreement upon the execution of an acquisition agreement with a third party) in the event that such newly-formed corporation was unable to obtain financing and (because of the absence of a financing condition) thereby breached its agreement to consummate the merger. The Special Committee noted that the Purchaser was also a newly-formed corporation with no assets to satisfy liabilities it may have to the Company in the event of such a breach, although in the case of the Purchaser, such liabilities would not include payment of the termination fee since there was no existing agreement with Hancock Park to pay any such fee in the event of a transaction with another party. The Special Committee instructed its representatives to seek to address this issue in any future negotiations with both Hancock Park and the Purchaser.

         Immediately following the April 22 Special Committee Meeting, a meeting of the full Board was convened. At the meeting, the Board unanimously voted to accept the Special Committee's recommendation.

         Promptly following the April 22 Board Meeting, Paul Weiss advised Paul Hastings of the Board's "Superior Proposal" determination and discussed matters relating to the terms of the transaction contemplated by the April 21 Hancock Park Proposal. Paul Weiss reviewed a number of issues raised by the proposed merger agreement that had accompanied the earlier April 8 Hancock Park Proposal. In particular, Paul Weiss suggested that Hancock Park provide security in the form of a letter of credit or escrow deposit in favor of the Company to secure Hancock Park's obligations to consummate the proposed merger and to compensate the Company for its expenses in the event Hancock Park breached its obligation to consummate that merger. Paul Weiss said that the Special Committee would be open to alternative suggestions to address its concerns on this issue.

         On April 22, the Company sent to the Purchaser by overnight mail the notice that it had received a Superior Proposal as required by the First Amended Merger Agreement.

         On April 23, representatives of the Special Committee and representatives of Hancock Park negotiated the terms of a proposed merger agreement, but did not reach agreement on several issues, including Hancock Park's request for a termination fee of $6.0 million in the event Hancock Park's proposed merger was not approved by the Company's shareholders and the Special Committee's request that Hancock Park post security to compensate the Company in the event it breached its contractual obligation to consummate the merger.

         On April 26, the Special Committee held a telephonic meeting with representatives of Paul Weiss, Balch & Bingham, Mann Armistead and PricewaterhouseCoopers present. Representatives of Mann Armistead and PricewaterhouseCoopers reported to the Special Committee on their recent discussions with Hancock Park and its sources of debt and equity financing regarding the certainty of the financing for the April 21 Hancock Park Proposal. Paul Weiss and Balch & Bingham then updated the Special Committee on negotiations with Paul Hastings regarding the terms of the proposed Hancock Park merger agreement. The Special Committee authorized its financial and legal advisors to engage in further negotiations and discussions with both the Purchaser and Hancock Park to seek more favorable offers from each party, and to continue to investigate the certainty of their respective financing proposals.

         Between April 26 and April 28, representatives of the Special Committee continued to negotiate with representatives of both the Purchaser and Hancock Park with a view towards improving the price and terms of their respective proposed transactions. On April 28, the Purchaser informed representatives of the Special Committee that it intended to submit a revised acquisition proposal on April 30, the last day of the five business day period under the First Amended Merger Agreement before the Company could enter into a transaction agreement with Hancock Park.

         On April 28, the Special Committee held a telephonic meeting with representatives of Balch & Bingham, Paul Weiss, Mann Armistead and PricewaterhouseCoopers present. Mann Armistead and PricewaterhouseCoopers reported to the Special Committee on their additional discussions with the financing sources of both Hancock Park and the Purchaser. Mann Armistead and PricewaterhouseCoopers each stated that, in their view, the Purchaser's financing and Hancock Park's financing were substantially similar in terms of certainty and that both financing proposals were equally likely to be consummated. The

Special Committee then discussed matters relating to the conduct of the sale process following the Special Committee's receipt of an improved offer from the Purchaser, which was anticipated on April 30.

         In accordance with the Special Committee's instructions, on the evening of April 28, representatives of the Special Committee informed representatives of Hancock Park that the Special Committee expected to receive a revised offer from the Purchaser on April 30. The Special Committee's representatives asked that representatives of Hancock Park be available on Friday, April 30 and at all times over the ensuing weekend to respond to the Purchaser's revised offer promptly and to participate in any resulting negotiations or further improved offer so that WinsLoew could conclude the sale process and enter into a new merger agreement with the party making the most favorable offer by the end of the day on Monday, May 3. Representatives of Hancock Park did not object to the procedure for the continuation and conclusion of negotiations as outlined by the Special Committee representatives and agreed that they would be available over the weekend and would act as quickly as practicable. The Special Committee's representatives reiterated the Special Committee's request that Hancock Park post security to secure Hancock Park's obligation to consummate the transaction. The requested security, in the aggregate amount of $14.5 million, consisted of $3.0 million for transaction expenses expected to be incurred by the Company, the $10.0 million termination fee, and $1.5 million expense reimbursement payable to the Purchaser under the First Amended Merger Agreement upon execution of a definitive agreement with Hancock Park. On the evening of April 28, Paul Hastings confirmed that Hancock Park had agreed to extend the April 21 Hancock Park Proposal until May 3.

         Also on April 28, representatives of the Special Committee reviewed the timing of the conclusion of the sale process with representatives of the Purchaser, who agreed that they would be available over the weekend to respond promptly to any additional offers submitted by Hancock Park.

         On April 29, Paul Weiss sent to Paul Hastings proposed changes to Hancock Park's draft merger agreement providing for, among other things, (a) the posting of a $14.5 million letter of credit by Hancock Park to secure its obligation to consummate the transaction and (b) the deletion of a condition to Hancock Park's obligation to close in the event of certain pending litigation.

         The April 30 Trivest Proposal

         On April 30, the Purchaser delivered to the Special Committee a written, non-binding offer to increase the purchase price under the First Amended Merger Agreement from $33.00 to $34.00 per share (the "April 30 Trivest Proposal"). The proposal was accompanied by revised versions of the Trivest equity commitment letter, the BankBoston senior secured financing commitment letter and the Bear Stearns "highly confident letter," as well as a proposed amendment to the First Amended Merger Agreement. The proposed amendment provided for an increase in the per share purchase price from $33.00 to $34.00 and a $3.0 million escrow deposit by the Purchaser, to be paid to the Company in the event that the Company terminated the Merger Agreement on the basis of certain breaches by the Purchaser. The April 30 Trivest Proposal stated that it would expire on May 3.

         Promptly after receiving the April 30 Trivest Proposal, representatives of the Special Committee advised representatives of Hancock Park of such proposal and, in subsequent telephone conversations, the material terms thereof, including the $34.00 per share purchase price and Purchaser's agreement to post security in the amount of $3.0 million. In response to questions from the Hancock Park representatives, representatives of the Special Committee explained that they had requested the Purchaser to post security for a breach of its obligation to consummate the Merger in the amount of $3.0 million rather than the $14.5 million that had been requested from Hancock Park because, by entering into an amended agreement with the Purchaser, the Company would not incur the obligation to pay any termination fees or expenses (whereas, by entering into an agreement with Hancock Park, the Company would incur an immediate obligation to the Purchaser of $11.5 million, as a result of the termination fee and expense reimbursement provision contained in the First Amended Merger Agreement). Later on April 30, Paul Hastings informed Paul Weiss that Hancock Park was considering its response to the April 30 Trivest Proposal, but with regard to open points on the proposed Hancock Park merger agreement, Hancock Park (i) would only require reimbursement of its expenses, rather than a termination fee of $6.0 million that it had previously requested, in the event shareholder approval was not obtained and the Existing Trivest Shareholders and the Trivest Directors abstained or voted against the proposed merger, (ii) was not inclined to accept the Special Committee's proposed deletion of the pending litigation closing condition, but that it might be willing to accept a provision that excepted the pending Alabama Litigation (which they said had only recently been disclosed to them) after conducting further due diligence about such litigation (See "--Alabama Litigation" above), and (iii) was not inclined to agree to post any security for Hancock Park's obligations to consummate the proposed transaction.

         On April 30, Paul Weiss provided representatives of the Purchaser with a draft escrow agreement (the "Escrow Agreement") and proposed changes to the First Amended Merger Agreement relating to the escrow agreement and a deletion of the closing condition relating to pending litigation.

         On April 30, the Special Committee held a telephonic meeting. At that meeting, the Special Committee's legal advisors advised it of the terms of the April 30 Trivest Proposal. The Special Committee then discussed matters relating to the Purchaser's and Hancock Park's proposals and scheduled a meeting for the evening of May 2.

         On May 1, representatives of the Special Committee contacted representatives of Hancock Park several times regarding the status of Hancock Park's consideration of an improved offer. Hancock Park's representatives stated that they were actively considering making a new proposal but would not be in a position to do so until May 2.

         On May 1 and May 2, representatives of the Special Committee and representatives of the Purchaser continued their negotiations of amendments to the First Amended Merger Agreement. The Purchaser agreed to the Special Committee's proposed changes relating to the Escrow Agreement and to the deletion of the "pending litigation" closing condition.

         The May 2 Hancock Park Proposal and the May 2 Trivest Proposal

         On the afternoon of May 2, representatives of Hancock Park informed representatives of the Special Committee that Hancock Park had increased its offer to $34.75 per share (or $35.25 per share in the event that the $10.0 million termination fee payable to the Purchaser under the First Amended Merger Agreement was reduced to $6.0 million) (the "May 2 Hancock Park Proposal"). The May 2 Hancock Park Proposal included the following principal additional terms:
(a) if such proposal was not approved by the Company's shareholders, and the Existing Trivest Shareholders and the Trivest Directors voted against or abstained from voting thereon, Hancock Park would receive up to $1.2 million of expense reimbursement from the Company and (b) Hancock Park's obligation to close would continue to be subject to the absence of certain pending litigation, but Hancock Park would consider excluding from such condition the Alabama Litigation following satisfactory completion of due diligence regarding the lawsuit. Representatives of Hancock Park stated that Hancock Park had declined the Special Committee's request to post security for its obligation to close in the amount requested, or in any lesser amount. The May 2 Hancock Park Proposal was to expire on May 3 and was extended as discussed below.

         After their discussions with representatives of Hancock Park, representatives of the Special Committee promptly advised the Purchaser of the May 2 Hancock Park Proposal, and the Purchaser increased its offer to $34.75 per share (the "May 2 Trivest Proposal"). Representatives of the Special Committee promptly informed representatives of Hancock Park of the May 2 Trivest Proposal. Early on the evening of May 2, Paul Hastings orally informed Paul Weiss that the May 2 Hancock Park Proposal was Hancock Park's best offer based on its current state of knowledge about the Company, its management and prospects. Paul Hastings advised that if Hancock Park had the opportunity to conduct additional due diligence, including access to management and further review of financial information, it might possibly raise its bid, but that there could be no assurances it would do so.

         On the evening of May 2, the Special Committee held a telephonic meeting with representatives of Balch & Bingham, Paul Weiss, Mann Armistead and PricewaterhouseCoopers present. The Special Committee's advisors advised it of the terms of the May 2 Hancock Park Proposal and the May 2 Trivest Proposal. The Special Committee discussed Hancock Park's comments regarding additional due diligence, and confirmed that Hancock Park had not been denied access to management or information regarding the Company after the April 22 "Superior Proposal" determination. The Special Committee unanimously determined to defer consideration of the two offers until the following day, May 3, which the parties previously had been advised would be the date on which final offers would be considered, in order to enable both parties additional time to consider improving their offers. The Special Committee discussed the fact that the May 2 Hancock Park Proposal contained an alternative price of $35.25 per share in the event the termination fee payable to the Purchaser pursuant to the First Amended Merger Agreement were reduced from $10 million to $6 million, and instructed its representatives to seek a reduction of such fee from the Purchaser. Representatives of the Special Committee contacted representatives of Hancock Park to advise them of the Special Committee's determinations. The Special Committee's representatives stated that the Purchaser's agreement to post security and to the deletion of the pending litigation condition were significant to the Committee, and urged that Hancock Park reconsider its positions on these issues.

         On May 3, the Purchaser confirmed the May 2 Trivest Proposal in writing, stating that it would expire on May 4. The proposal was accompanied by a revised version of the Trivest equity commitment letter increasing Trivest's common equity commitment from $75.0 million to $78.0 million to reflect the increased purchase price.

         In addition, on May 3, representatives of the Special Committee requested the Purchaser to agree to reduce the termination fee from $10.0 million to $6.0 million, or, in the alternative, to increase its offer to pay $35.25 per share. The Purchaser declined to do so.

         In a letter dated May 3, Paul Hastings confirmed Hancock Park's interest in meeting with management and reviewing additional financial data, and stated that Hancock Park was prepared to keep its current proposal open until May 14 if such additional due diligence investigations proceeded. The letter stated that Hancock Park had received oral commitments from its financing sources to finance up to an additional $.50 per share upon satisfactory completion of additional due diligence. The letter also asserted that Hancock Park had not "received an adequate explanation" of the Special Committee's decision to agree to the termination fees payable to the Purchaser under the Initial Merger Agreement and the First Amended Merger Agreement. The letter reasserted Hancock Park's earlier claim for reimbursement of expenses.

         In addition, on May 3, the Special Committee held a telephonic meeting with representatives of Balch & Bingham, Paul Weiss, Mann Armistead and PricewaterhouseCoopers present. The Special Committee and its advisors discussed and compared the terms and conditions of the May 2 Trivest Proposal and the May 2 Hancock Park Proposal. The Special Committee determined that because the May 2 Trivest Proposal did not expire until May 4, it would again defer taking action on the two proposals in order to enable Hancock Park to conduct additional due diligence prior to the expiration of the May 2 Trivest Proposal. The Special Committee also instructed its representatives to seek a further extension of the May 2 Trivest Proposal to accommodate additional due diligence by Hancock Park. Later that evening, at the request of Hancock Park, representatives of the Special Committee arranged for four senior members of the Company's management to meet with representatives of Hancock Park at Hancock Park's offices in New York City the following day and for the Company to provide certain financial information that had been requested by Hancock Park. Paul Weiss also contacted the Purchaser and asked the Purchaser to extend the May 2 Trivest Proposal. The Purchaser declined to extend such proposal beyond May 4.

         On the morning of May 4, the Purchaser, the Company and the escrow agent executed and delivered the Escrow Agreement, and the Purchaser funded the $3.0 million escrow, contingent upon the execution of an amended First Amended Merger Agreement.

         On May 4, representatives of Hancock Park met with members of WinsLoew's senior management in New York City and reviewed additional financial information. Following such meetings, representatives of Hancock Park advised representatives of the Special Committee that while the meetings had been productive, Hancock Park was not in a position to submit an improved proposal, and that it required an additional week of due diligence in order to determine if a higher offer would be feasible. Hancock Park also confirmed that it continued to be unwilling to provide a letter of credit or an escrow deposit in any amount as security for the Company's expenses.

         The Second Amended Merger Agreement

         Early on the evening of May 4, the Special Committee held a meeting with representatives of Balch & Bingham, Paul Weiss, Mann Armistead and PricewaterhouseCoopers present to consider the May 2 Hancock Park Proposal and the May 2 Trivest Proposal. Representatives of Mann Armistead made a presentation reviewing the analyses they had performed to produce a range of implied values for the Company's Common Stock, including the assumptions made, the facts upon which these analyses were based, the methodologies utilized and the relative limits of their analyses. See "--Opinion of the Financial Advisor." Mann Armistead concluded its presentation by rendering its oral opinion, subsequently confirmed in writing, that based on its analyses, the $34.75 per share Cash Merger Consideration was fair from a financial point of view to the Public Shareholders. In addition, representatives of Mann Armistead and PricewaterhouseCoopers confirmed to the Special Committee that the financing arrangements for the two proposals were substantially equivalent. The Special Committee then discussed the terms of the two proposals. During the meeting, representatives of Hancock Park contacted representatives of the Special Committee to request that, in the event the Company accepted the May 2 Trivest Proposal, the amended First Amended Merger Agreement permit Hancock Park to conduct additional due diligence without the need for a "Superior Proposal" determination. The Special Committee's representatives made such a request to the Purchaser, who did not agree to such change. After extensive discussion, and for the reasons described below under "THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION," the Special Committee determined that the May 2 Trivest Proposal was more favorable to the Company's Public Shareholders than the May 2 Hancock Park Proposal. The Special Committee concluded that the Merger (including the May 2 Trivest Proposal's $34.75 per share Cash Merger Consideration to be paid to the Public Shareholders) was substantively and procedurally fair to, and in the best interests of, the Public Shareholders and determined to recommend the amended First Amended Merger Agreement incorporating the changes previously agreed to (the "Second Amended Merger Agreement" or the "Merger Agreement") to the full Board. All members of the Special Committee voted in favor of such recommendation, except Mr. Smith, who was absent from the meeting.

         The Second Amended Merger Agreement incorporated the following changes from the First Amended Merger Agreement: (i) an increase in the per share purchase price from $33.00 to $34.75; (ii) a $3.0 million escrow deposit to be paid to the Company if the Merger Agreement were terminated on the basis of the Purchaser's material breach of representations or material covenants; (iii) a deletion of the closing condition relating to pending litigation; (iv) the extension to August 31 of the date after which either the Company or the Purchaser could terminate the Merger Agreement; and (v) permitting the Company to terminate the Merger Agreement in the event the Purchaser breaches its covenant to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the Purchaser's obligation to consummate the Merger.

         On May 4, subsequent to the meeting of the Special Committee, the full Board met to consider the Special Committee's recommendation, the approval and adoption of the Second Amended Merger Agreement and the recommendation to the shareholders of the Company. The Special Committee reported on its consideration of the May 2 Hancock Park Proposal and the May 2 Trivest Proposal, including Mann Armistead's solicitation process, its presentation to the Special Committee and the views of Mann Armistead and PricewaterhouseCoopers as to the financing arrangements underlying the two proposals. Mann Armistead confirmed to the full Board its oral fairness opinion. The Board approved and adopted the Second Amended Merger Agreement, recommended it to the shareholders and determined that the Merger (including the $34.75 per share Cash Merger Consideration to be paid to the Public Shareholders) was substantively and procedurally fair to, and in the best interests of, the Public Shareholders. The parties executed the Second Amended Merger Agreement on the evening of May 4, and issued a press release on May 5 prior to the opening of the market announcing its execution. All members of the Board voted in favor of such recommendation, except Messrs. Tesney and Smith, who were absent from the meeting.

         A copy of Mann Armistead's written fairness opinion to the Special Committee, dated May 4, 1999, together with the accompanying valuation analyses and other materials has been filed as an exhibit to the Schedule 13E-3 filed with the Commission in connection with the Merger and is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any shareholder or any representative of a shareholder who has been so designated in writing. A copy of such materials will be provided by the Company to any shareholder or any representative of a shareholder who has been so designated in writing upon written request and at the expense of the requesting shareholder or such representative. See "Available Information."

The Special Committee's and the Board's Recommendation


         General

         The Special Committee and the Board have each determined that the Merger is substantively and procedurally fair to, and in the best interests of, the Public Shareholders. Upon the Special Committee's recommendation, the Board has approved and adopted the Merger Agreement and recommended it to the shareholders. Certain members of the Board will have a financial interest in the Merger that may present them with actual or potential conflicts of interest as discussed under "--Conflicts of Interest."

         The Special Committee met in person or by telephone conference on approximately 27 occasions between January 7, 1999 and the date of this Proxy Statement to consider and make recommendations with respect to the Merger and other possible strategic alternatives for the Company. The Special Committee was assisted in its deliberations by (i) Mann Armistead, the financial advisor to the Special Committee, (ii) Balch & Bingham, legal counsel to the Special Committee, (iii) Paul Weiss, special counsel to the Board, and (iv) PricewaterhouseCoopers, which was retained to assist the Special Committee in its evaluation of the financings proposed by the Purchaser and Hancock Park in connection with their respective merger proposals. At a meeting held on May 4, 1999, the Special Committee determined that the Merger, including the Cash Merger Consideration to be paid to the Public Shareholders, is substantively and procedurally fair to, and in the best interests of, the Public Shareholders and recommended that the full Board approve the Second Amended Merger Agreement.


         Principal Factors


         The material factors the Special Committee evaluated in determining that the Merger is substantively and procedurally fair to, and in the best interests of, the Public Shareholders are described below. Except as noted below, the Special Committee considered the following factors to be positive factors supporting its determination that the Merger is substantively and procedurally fair to, and in the best interests of, the Public Shareholders:

                  (i) Mann Armistead's opinion delivered to the Special Committee on May 4, 1999, which Mann Armistead confirmed in writing, that the $34.75 per share to be received by the Public Shareholders was fair to such holders from a financial point of view. The full text of the written opinion of Mann Armistead , which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Appendix B and is incorporated herein by reference. The Company's shareholders are urged to and should read such opinion in its entirety. The Special Committee also considered the fact that Mann Armistead had previously rendered opinions stating its view that prices of $30.00 and $33.00 per share in connection with the Initial Merger Agreement and the First Amended Merger Agreement, respectively, were fair to the Public Shareholders from a financial point of view, as of the date of such opinions. The Special Committee considered Mann Armistead's presentations to the Special Committee, including Mann Armistead's selected public companies and discounted cash flow analyses and its solicitation of more favorable proposals. See "--Opinion of the Financial Advisor." The Special Committee and the Board expressly adopted the conclusions and analyses of Mann Armistead in its determination that the Merger is fair to the Public Shareholders. In its review of the analyses performed by Mann Armistead, the Special Committee did not place greater weight on any one of the separate analyses prepared by Mann Armistead, but rather relied upon the summary and conclusions of Mann Armistead that the analyses, taken as a whole, supported the conclusion that the Merger is fair to the Public Shareholders from a financial point of view. Based on Mann Armistead's nationally recognized expertise in the furniture manufacturing industry, its expertise and experience in the evaluation of businesses in connection with transactions similar to the Merger, its familiarity with WinsLoew's business, financial condition, results of operations and prospects, its solicitation process and negotiations with other potential acquirors, and its analyses and presentations related to the fairness opinion, the Special Committee and the Board believe that Mann Armistead's opinion as to the fairness of the Cash Merger Consideration to be received by the Public Shareholders was well supported and sound. The Board and the Special Committee believe that the Mann Armistead oral presentations and its oral and written opinion supported the Special Committee's and Board's fairness determination.

                  (ii) The premium (35.4%) by which the Cash Merger Consideration of $34.75 per share exceeds the closing price ($24 3/8 per share) of the Common Stock on the day prior to the Board meeting at which Mr. Powell stated that he, together with the other Trivest Investors and the Management Group, would be willing to submit a proposal to purchase the Company, the premium (28.7%) by which the Cash Merger Consideration exceeds the closing price ($27 per share) of the Common Stock on the last trading day prior to the January 15 announcement of the Merger proposal, the premium (87.8%) by which the Cash Merger Consideration exceeds the closing price ($18 1/2 per share) of the Common Stock on the date three months prior to such announcement. The Special Committee also considered the fact that the Cash Merger Consideration is substantially in excess of the Company's fully diluted book value per share of $9.45 at March 26, 1999, or approximately 3.7 times such book value per share. See "--Opinion of Financial Advisor." The Special Committee did not consider as significant the premium (12.1%) by which the Cash Merger Consideration exceeded the closing price of the Common Stock on the last trading day prior to the announcement of the execution of the Second Amended Merger Agreement in light of the prior announcements relating to the proposed transactions.

                  (iii) The terms and conditions of the Merger Agreement, including those that were designed to ensure that the Board could fulfill its fiduciary duties to obtain the best value reasonably available for the Public Shareholders. In particular, the Special Committee considered that: (a) from the execution of the Initial Merger Agreement on March 5 until the execution of the First Amended Merger Agreement on March 30, the Initial Merger Agreement permitted the Special Committee to continue to solicit Superior Proposals and to engage in negotiations regarding Superior Proposals; (b) after such date, the First Amended Merger Agreement permitted (and the Second Amended Merger Agreement continues to permit) the Board to consider unsolicited Superior Proposals from other parties and, subject to certain conditions, to engage in negotiations relating thereto; (c) the Purchaser's obligation to consummate the Merger is not subject to any due diligence or financing contingency; (d) the termination fee and expense reimbursement obligations, which were intended not to have (and, in fact, did not have) the effect of discouraging competing bids, in particular the Hancock Park proposals; and (e) the provision in the Second Amended

         Merger Agreement that, subject to the satisfaction of certain conditions, the Board may withdraw or modify its recommendation to the shareholders regarding the Merger and enter into an agreement with respect to a Superior Proposal, if such a transaction becomes available prior to the consummation of the Merger and the Board determines that it is necessary to do so in order to comply with its fiduciary duties. See "--The Merger."

                  (iv) The improved terms and conditions of the Second Amended Merger Agreement that were not contained in the Initial Merger Agreement or the First Amended Merger Agreement, including (a) the increase in the Cash Merger Consideration from $30.00 to $34.75 per share, (b) the provision by the Purchaser of the escrow deposit pursuant to the Escrow Agreement to secure its obligations to consummate the Merger and to compensate the Company in the event the Purchaser breaches such obligation and (c) the elimination of a provision contained in the Initial Merger Agreement and the First Amended Merger Agreement that would have enabled the Purchaser not to consummate the Merger in the event of certain pending litigation. See "--The Merger."

                  (v) The financial ability of the Purchaser to consummate the Merger. As noted above, the Purchaser's obligation to consummate the Merger Agreement is not conditioned upon the Purchaser's having obtained financing for the Merger, and such obligation is secured by the Escrow Agreement. In addition, the Special Committee, through its advisors, conducted inquiries into the certainty of consummation of the proposed equity and debt financing with representatives of the Purchaser, BankBoston and Bear Stearns.

                  (vi) The relatively low level of trading of the Common Stock on the Nasdaq National Market and the small number of shareholders of record and persons or entities holding in nominee name (approximately 104 and 1,997, respectively, as of April 30), which the Special Committee believed would limit the ability of the Public Shareholders to sell their Common Stock at the current market price. The Merger would provide each shareholder other than the Purchaser with cash for his or her shares.

                  (vii) The fact that subsequent to the announcement on January 15 of the initial Merger proposal (a) Mann Armistead conducted an extensive solicitation of third parties who might be interested in pursuing a transaction involving the Company, (b) since such date, the Special Committee and its representatives received formal proposals for the acquisition of the Company from a single other potential purchaser -- Hancock Park and (c) extensive discussions and negotiations between representatives of the Special Committee and representatives of Hancock Park occurred over more than two months regarding an alternative transaction resulting in the May 2 Hancock Park Proposal, which the Special Committee determined was not as favorable to the Public Shareholders as the Merger.

                  (viii) The fact that the furniture industry is cyclical and sensitive to changes in general economic conditions, consumer confidence and discretionary income, interest rate levels and credit availability and the effect of such factors on the market price of the Common Stock and management's ability to execute the Company's business strategy. In this connection, the Special Committee considered that the Company is subject to pressures from public shareholders and market professionals to maintain and increase earnings per share. The Special Committee believes that as a public company WinsLoew may not have adequate flexibility to consider business strategies that have long-term benefits but that may adversely impact earnings per share and the market price of the Common Stock in the short term.

                  (ix) Actual or potential conflicts of interest to which certain officers and directors of the Company and their affiliates are subject in connection with the Merger, including the fact that, after the Merger (a) the Trivest Directors will beneficially own approximately 95.6% of the Company and the members of the Management Group will beneficially own approximately 4.4% of the Company and (b) certain members of the Management Group will enter into new employment agreements with WinsLoew replacing their existing employment agreements with the Company, and that such new employment agreements will provide for the payment of substantially the same base salaries and annual cash bonuses as their existing employment agreements. The Special Committee considered these conflicts of interest to be negative factors in its determination that the Merger is fair to the Public Shareholders. The Special Committee believed, however, that such conflicts were mitigated in part by the following:

                  - The establishment of the Special Committee to seek other offers and make an independent determination as to the fairness of the Merger and to negotiate the terms of the Initial Merger Agreement, the First Amended Merger Agreement and the Second Amended Merger Agreement with representatives of the Purchaser, as well as the terms of alternative transactions proposed by third parties.

                  - The Special Committee considered that the Trivest Directors, who together with the Existing Trivest Shareholders, hold approximately 29.3% of the outstanding shares of Common Stock, have expressed their intention to vote all such shares in favor of the Merger and further noted that only approximately 4.0% of the total value of the Common Stock and options they hold (including all of the shares held by the Existing Trivest Shareholders) would be invested in the Purchaser. Moreover, none of the Existing Trivest Shareholders will have a direct or indirect interest in WinsLoew after the Merger. The Special Committee viewed this high degree of "sell-side" participation by affiliates of Trivest, with respect to whom Mr. Powell and other Trivest affiliates also had fiduciary obligations, as a positive factor in its determination that the Merger is fair to the Public Shareholders.

                  - Similarly, the Special Committee considered that the members of the Management Group, who together hold approximately 2.7% of the outstanding shares of Common Stock, have expressed their intention to vote all of such shares in favor of the Merger and further noted that only 23.6% of the total value of the Common Stock and options they hold would be invested in the Purchaser. The Special Committee considered that a larger investment in the Purchaser by the Management Group would indicate a level of confidence in the Company's prospects that might be inconsistent with the Special Committee's assessment of the Company's prospects.

                  (x) The adequacy of the information regarding the Company which the Special Committee and its financial and legal advisors had been provided.

                  (xi) The fact that under Florida law, WinsLoew shareholders have no right to an appraisal of the value of their shares in connection with the Merger. The Special Committee considered this to be a negative factor in its determination that the Merger is fair to the Public Shareholders.

                  (xii) The likelihood that the Purchaser, as an affiliate of the Company, would continue to operate the business in a similar manner following the transaction, and that consequently the Merger was not likely to result in disruption to employees, suppliers, customers and the communities in which the Company operates.

         Additional Factors

         In addition to the factors set forth in paragraphs (i) to (xii) above, the Special Committee also considered a number of factors relating to its determination that the Merger was more favorable than the May 2 Hancock Park Proposal. As noted above, representatives of Hancock Park indicated on May 4 that, with an additional week of due diligence investigation, it was possible that Hancock Park might be able to submit a proposal providing for a price greater than that contained in the May 2 Hancock Park Proposal. Hancock Park did not indicate the amount of such a possible price increase, but stated that its lenders had orally stated that they would be prepared to lend additional amounts necessary to finance a $.50 per share increase. The Special Committee instructed its representatives to request the Purchaser to agree that the Second Amended Merger Agreement permit Hancock Park to conduct additional due diligence without the need for an additional "Superior Proposal" determination. The Purchaser declined to agree to such a change in the Second Amended Merger Agreement.

         The Special Committee determined to recommend on May 4 that the Board of Directors approve the May 2 Trivest Proposal despite the possibility that a higher Hancock Park offer might be forthcoming after taking into account the following factors: (i) the fact that the May 2 Trivest Proposal was to expire later that evening, that the Purchaser had declined a request for an additional extension, and the uncertainty as to whether the May 2 Trivest Proposal would continue to be available after such date, (ii) the uncertain likelihood of a price increase, particularly in light of the absence of any statement by Hancock Park representatives that such a price increase was probable, (iii) its view that the procedures for, and timing of, the bidding process that had been established following the Board's "Superior Proposal" determination on April 22 (which had been reviewed with Hancock Park representatives without objection) had been fair and had provided each of the Purchaser and Hancock Park with the opportunity to put forth its best proposal within a reasonable period of time and (iv) the fact that the Company and Hancock Park had been unable to reach an agreement regarding certain terms of the proposed merger, including the security for expenses and the closing condition regarding litigation. The Special Committee also considered the fact that (a) Hancock Park had conducted extensive due diligence in February and March and (b) from April 22, when the Board made its "Superior Proposal" determination (and thus due diligence inquiries were permitted) until May 2, Hancock Park had not suggested that it required additional due diligence in order to submit a revised offer and, in fact, had submitted three revised proposals without any such due diligence.

         The Special Committee also considered the fact that the May 2 Hancock Park Proposal provided for a price of $34.75 per share (or $35.25 per share if the Purchaser's $10.0 million termination fee contained in the First Amended Merger Agreement was reduced to $6.0 million). Consequently, under the latter price formulation, the May 2 Hancock Park Proposal would have provided a higher price than the $34.75 per share price contained in the Second Amended Merger Agreement. However, the First Amended Merger Agreement obligated the Company to pay the $10 million termination fee to the Purchaser in the event the Company entered into an agreement with Hancock Park and, having unsuccessfully requested the Purchaser to agree to reduce such fee to $6.0 million, the Special Committee did not believe that it could unilaterally effect such reduction without breaching the First Amended Merger Agreement. As a result of these contractual obligations of the Company, the Special Committee did not believe the alternative price of $35.25 per share contained in the May 2 Hancock Park Proposal to be available. Moreover, although no determination on the $35.25 pricing proposal was made, some members of the Special Committee stated that, even at such a higher price, the May 2 Hancock Park Proposal might be less favorable to the Public Stockholders because, unlike the May 2 Trivest Proposal,
(a) it did not provide any security for the Company and its stockholders in the event of a breach of the obligation to consummate the transaction and (b) it contained a broad "no pending litigation" closing condition, from which Hancock Park would not except the Alabama Litigation without further due diligence.


         Discussion

         In view of the wide variety of factors considered in connection with their evaluation of the Merger Agreement, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their respective determinations. In considering each such factor, the Special Committee and the Board specifically took note of the following points:

         With respect to factor (i) above, the Special Committee and the Board considered the fact that Mann Armistead reviewed the projections prepared by management with respect to net sales, operating income, net income, earnings per share and other items. See "CERTAIN FORWARD LOOKING INFORMATION." In addition, at the February 17, March 4 and May 4 meetings of the Special Committee, members of the Special Committee asked representatives of Mann Armistead to elaborate generally upon the methodologies on which their analyses were based.

         With respect to factors (ii) and (vi) above, although the Special Committee, the Board and Mann Armistead took note of the market price of the Common Stock, none of such persons relied exclusively upon the current or historical market prices of the Common Stock in making its determination with respect to the fairness of the Cash Merger Consideration, given the fact that the Common Stock has been and continues to be relatively thinly traded. The Special Committee concluded that the Merger would give the Public Shareholders, particularly those holding a large number of shares of Common Stock, an opportunity to realize immediate value for their Common Stock at a substantial premium. The Special Committee recognized that while consummation of the Merger would result in the shareholders being entitled to receive $34.75 in cash per share, it also would eliminate the opportunity for the Public Shareholders (other than the Eligible Persons) to participate in the future growth, if any, of the business of WinsLoew and potential market appreciation in the Common Stock. The Special Committee concluded that, based on the discount historically applied by the market to the Common Stock, it was unlikely that future trading value would compare favorably with the $34.75 per share payable in the Merger. Thus, on balance and considering WinsLoew's future prospects, as well as its historical results of operations, the Special Committee concluded that the uncertain prospect for future appreciation did not justify depriving WinsLoew's shareholders of the opportunity to obtain an immediate cash premium for their Common Stock. In light of these conclusions and the other matters discussed below, the Special Committee determined that the $34.75 Cash Merger Consideration was fair and presented the shareholders with an attractive opportunity and potentially greater benefit than maintaining their ownership interest in WinsLoew.

          The Special Committee considered the fact that the obligation of the Company to consummate the Merger is not conditioned upon the favorable vote of a majority of the Public Shareholders, even though the Merger may not be considered to be at "arm's length" because the Trivest Directors and the members of the Management Group are both affiliates of the Company and parties to the Merger Agreement with different interests than the Company. Notwithstanding the absence of such a voting requirement, the Special Committee believes that the procedure that was followed in determining the purchase price to be paid to the shareholders of the Company was fair to the Public Shareholders. As described above, the ten-person Board of Directors of the Company (one of whom is the Management Director and four of whom are the Trivest Directors) appointed as the only members of the Special Committee the five non-employee directors who were independent of the Management Group and the Trivest Partnerships. The terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of the Purchaser, on the other. Moreover, from its initial execution on March 5 until its amendment on March 30, the Initial Merger Agreement permitted WinsLoew to (x) solicit Superior Proposals and (y) negotiate on behalf of the Company with third parties with respect to Superior Proposals. The First Amended Merger Agreement permitted, and the Merger Agreement permits, WinsLoew to (i) withdraw or modify its recommendation to the shareholders regarding the Merger, (ii) enter into an agreement with respect to, or approve, a Superior Proposal or (iii) terminate the Merger Agreement, so long as the Board determines in each case (i), (ii) or (iii) that it is necessary to do so in order to comply with its fiduciary duties and notifies the Purchaser that it has received a Superior Proposal. In addition, the Merger Agreement contains provisions (without which the Special Committee believes the Purchaser would not have entered into the Merger Agreement) imposing upon the Company the Termination Fee and expense reimbursement obligations that, in the view of the Special Committee, are reasonable and would not have the effect of discouraging competing bids. (See "THE MERGER--Nonsolicitation Covenant"). Thus, although the Merger is not structured to require approval of a majority of the unaffiliated shareholders (which the Special Committee considered to be a negative factor), the Special Committee nevertheless believes, as of the date of this Proxy Statement and for the reasons set forth above, that the Merger is procedurally fair to the Public Shareholders.

         The Special Committee also noted that approximately 36.0% of the outstanding shares of Common Stock are held of record by persons who have expressed their intention to vote their shares of Common Stock in favor of the Merger, including members of the Management Group, certain other members of management, members of the Board, the Existing Trivest Shareholders and other individuals associated or affiliated with the Trivest Partnerships. The Special Committee further noted that approximately 93.5% of such shares would not be rolled over into shares of Purchaser common stock, but rather would be converted into the Cash Merger Consideration pursuant to the Merger on the same terms as the Public Shareholders. The Special Committee viewed this as a significant positive factor in its determination that the Merger is fair to the Public Shareholders.

         The Special Committee and the Board both expressly adopted the conclusion of Mann Armistead that the Cash Merger Consideration to be received by the Public Shareholders in the Merger is fair to such shareholders from a financial point of view.

         Based on the foregoing, on May 4, 1999, the Special Committee determined that the Merger is substantively and procedurally fair to, and in the best interest of, the Public Shareholders and recommended to the Board approval of the Merger Agreement and that it be recommended to the shareholders of the Company.

         The Board approved the Merger on May 4, 1999 and determined that the Merger is substantively and procedurally fair to, and in the best interest of, the Public Shareholders and resolved to recommend it to the Company's shareholders.

         THE BOARD RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE MERGER.

         Certain members of the Board will have a financial interest in the Merger that may present them with actual or potential conflicts of interest as discussed under "--Conflicts of Interest."


Opinion of the Financial Advisor


         Mann Armistead delivered its written opinion to the Special Committee to the effect that the Cash Merger Consideration to be received by the Public Shareholders in the Merger is fair to such shareholders from a financial point of view.

          Mann Armistead is a recognized investment banking firm regularly engaged in the valuation of private and public businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for estate, corporate and other purposes and acting as financial advisor in connection with other forms of strategic corporate transactions. Mann Armistead is actively involved in securities research on the furniture industry. The Special Committee selected Mann Armistead as its financial advisor because it is a nationally known investment banking firm with expertise in the furniture industry, because it has experience in transactions similar to the Merger and because it is familiar with WinsLoew and its business.


         March 4 Opinion


         As part of its role as financial advisor to the Special Committee, Mann Armistead was asked by the Special Committee to render an opinion to the Special Committee as to whether the consideration to be received by the Public Shareholders is fair to the Public Shareholders from a financial point of view. In addition, Mann Armistead was instructed by the Special Committee to solicit superior proposals from both strategic and financial buyers. On March 4, 1999, Mann Armistead rendered to the Special Committee an oral opinion, which was to be subsequently confirmed by a written opinion that the $30.00 per share consideration described in the Initial Merger Agreement was fair, from a financial point of view, to the Public Shareholders of WinsLoew.


         April 7 Opinion


         On March 30, the Special Committee received the March 30 Trivest Proposal and a proposed amendment to the Initial Merger Agreement from the Purchaser. Among other things, the amendment increased the consideration to WinsLoew shareholders to $33.00 per share, removed the financing contingency and required the immediate termination of any discussions and negotiations with other potential buyers, subject to the Board's fiduciary duties. On March 30, the Special Committee and the Board each approved the First Amended Merger Agreement. Mann Armistead issued its written opinion, dated April 7, 1999, stating that as of such date, and based upon and subject to certain matters stated therein, the $33.00 per share merger consideration was fair, from a financial point of view, to the Public Shareholders of WinsLoew. Pursuant to the requirements of the First Amended Merger Agreement, on March 31, the Special Committee instructed Mann Armistead to discontinue its process to solicit superior offers from third parties.

May 4 Opinion

         On April 9, the Special Committee received the April 8 Hancock Park Proposal to acquire the Company for a per share purchase price of $33.50 (or $34.00 if the termination fee under the First Amended Merger Agreement was reduced from $10.0 million to $6.0 million). On April 21, Hancock Park increased the per share purchase price of this offer to $34.00 ($34.50 if the termination fee under the Merger Agreement with the Purchaser was reduced from $10.0 million to $6.0 million). On April 22, the Board determined that the April 21 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement, and the Company provided the Purchaser with the requisite notice thereunder. On April 30, the Special Committee received the April 30 Trivest Proposal from the Purchaser to increase the purchase price under the First Amended Merger Agreement to $34.00 per share. On May 2, the Special Committee received the May 2 Hancock Park Proposal increasing the per share purchase price to $34.75 (or $35.25 if the termination fee under the First Amended Merger Agreement was reduced from $10.0 million to $6.0 million). The same day, the Special Committee received a proposed amendment to the First Amended Merger Agreement and the May 2 Trivest Proposal from the Purchaser to increase the purchase price to $34.75 per share. On May 4, the Special Committee and the Board each approved the Second Amended Merger Agreement providing for, among other things, an increase in the purchase price to $34.75 per share. The Special Committee's and the Board's approvals were based, in part, upon the oral opinion of Mann Armistead, later confirmed in writing, that as of May 4, 1999 and based upon and subject to certain matters stated therein, the $34.75 per share Cash Merger Consideration described in this Proxy Statement was fair, from a financial point of view, to the Public Shareholders of WinsLoew. On May 4, the Special Committee directed Mann Armistead to cease all discussions and negotiations with Hancock Park.

         The full text of Mann Armistead's written opinion dated May 4, 1999, which sets forth certain assumptions made, matters considered and limitations on review undertaken is attached as Appendix B to this Proxy Statement and is incorporated herein by reference, and the Company's shareholders are urged to carefully read such opinion in its entirety. The summary of the opinion of Mann Armistead set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion attached. Mann Armistead's opinion is directed only to the fairness, from a financial point of view, of the $34.75 Cash Merger Consideration as described herein, to the Public Shareholders of WinsLoew.

         Mann Armistead's opinion is addressed to the Special Committee of the Board of Directors of WinsLoew and does not constitute a recommendation as to how any shareholder of WinsLoew should vote with respect to the Merger. The opinion of Mann Armistead does not address (i) the relative merits of the Merger or any other business strategies or transactions with third parties considered by the Board of Directors or the effect of any such other transaction, (ii) the Board's decision to proceed with the Merger to the exclusion of other transactions, or (iii) the value of the shares of WinsLoew's common stock held by the Purchaser or fairness of any consideration being received by the Purchaser in the Merger.

         Mann Armistead was not requested by the Special Committee to make, nor did Mann Armistead make, any recommendation as to the amount of the consideration to be received by the Public Shareholders. With the exception of the instructions on March 31 and May 4 to cease discussions with other interested third parties, no limitations were imposed by the Special Committee with respect to procedures followed or the investigations made by Mann Armistead in rendering its opinions.

         Mann Armistead reviewed certain financial, businesses and other information that was publicly available or furnished to Mann Armistead by WinsLoew, including: (i) WinsLoew's Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the years ended December 31, 1994 through December 31, 1998; (ii) certain publicly available information with respect to historical market prices and trading activities for WinsLoew's Common Stock and for certain publicly traded furniture industry companies which Mann Armistead deemed relevant; (iii) certain mergers and acquisitions in the furniture industry; (iv) other financial information concerning the business and operations of WinsLoew including certain financial analyses and forecasts for WinsLoew prepared by senior management; and (v) such other financial studies, analyses, securities research, inquiries and other matters as Mann Armistead deemed necessary. In addition, Mann Armistead discussed the business and prospects of WinsLoew with members of senior management and visited several of the Company's operating facilities.


         In connection with its review, Mann Armistead relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or publicly available, including the representations and warranties of WinsLoew included in the Merger Agreement, and Mann Armistead has not assumed any responsibility for independent verification of such information. Mann Armistead relied upon the senior management of WinsLoew as to the reasonableness and achievability of its financial and operational forecasts and projections, and the assumptions and bases therefore, provided to Mann Armistead, and assumed that such forecasts and projections reflect the best currently available estimates and judgments of WinsLoew's senior management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such senior management. Mann Armistead did not undertake any independent valuation or appraisal of the real estate owned by WinsLoew.

         In rendering its opinion, Mann Armistead conducted a solicitation process and performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness of the Cash Merger Consideration, from a financial point of view, to holders of the WinsLoew common stock was to some extent a subjective one based on the experience and judgment of Mann Armistead and not merely or only the result of mathematical analysis of financial data. Accordingly, not withstanding the separate factors summarized below, Mann Armistead believes that its analyses must be considered as a whole and that selecting certain portions of its analyses and of the factors contained therein, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The Mann Armistead opinion is based on market, economic and other conditions as they existed and should be evaluated as of the date of the Mann Armistead opinion.


         Analyses Performed


         The following is a summary of the material analyses performed by Mann Armistead in connection with its opinion expressed herein:


         (A) Offer Valuation: Using publicly available information, Mann Armistead analyzed, among other things, the market value and trading multiples of the Company and the following selected publicly traded companies in the furniture industry: Falcon Products, Inc.; Kimball International, Inc.; LADD Furniture, Inc.; Meadowcraft, Inc.; Pulaski Furniture Corp.; and Shelby Williams Industries, Inc. (collectively the "Selected Companies"). Mann Armistead compared market values of, among other things, current equity value and adjusted market value (equity value, plus total debt, less cash and cash equivalents) as multiples of the latest 12 months net income, earnings before interest and taxes (EBIT) and shareholders' equity. Based on the above described analysis, Mann Armistead determined the Selected Companies (based on a closing stock price date of April 28, 1999) rendered on average a multiple range of 10.2 times net income, 7.4 times EBIT and 1.5 times shareholders' equity.

                           When compared to the merger consideration value of
                  $34.75 per share, Mann Armistead determined, based on WinsLoew's financial results for the trailing 12 months ended March 26, 1999, the offer to equate to 14.1 times net income,
                  8.6 times EBIT and 4.1 times shareholders' equity. Based on this information, Mann Armistead determined the Cash Merger Consideration to represent a premium value when compared to the Selected Companies.

                           Mann Armistead reviewed the terms of the Merger
                  Agreement, based on a Cash Merger Consideration value of $34.75 per share for WinsLoew's Common Stock, and determined such offer to represent a premium, based on market closing stock prices for WinsLoew for the following dates noted: of 28.7% as of January 15, 1999 (based on $27 per share), the last trading date immediately preceding the announcement of the original offer from the Purchaser; of 36.3% as of January 8, 1999 (based on $25 1/2 per share), the date one week prior to such announcement; and of 87.8% as of October 15, 1998 (based on $18 1/2 per share), the date three months prior to the announcement.

(B) Solicitation Process: After being retained by the Special Committee, Mann Armistead prepared a descriptive memorandum on WinsLoew, suggested a list of potential acquirors which was approved by the Special Committee and began the solicitation process to determine if there were other potential buyers who might pay more than the Purchaser's original offer of $30.00 per share.

                           March 3 Hancock Park Proposal. Mann Armistead
                  contacted 32 potential acquirors of whom 11 indicated an interest in receiving additional information. From that group, only one, Hancock Park, submitted to the Special Committee formal proposals. The other ten declined interest. The initial March 3 Hancock Park Proposal provided for an all cash offer of $32.50 per share, subject to, among other things, the successful completion of its financing efforts. The Special Committee instructed Mann Armistead to investigate Hancock Park's financing sources in order to determine the probability of closing a transaction with Hancock Park. Mann Armistead accompanied Hancock Park on its due diligence visits to WinsLoew's headquarters in Birmingham, Alabama and to the Loewenstein operation in Pompano Beach, Florida. During these visits, Mann Armistead had the opportunity to discuss financing with Hancock Park and its advisor, BT Alex. Brown Incorporated, as well as its equity partner, Desai . On March 30, Mann Armistead received letters from BT Alex. Brown and Desai indicating their level of support for financing the March 30 Hancock Park Proposal.

                           March 30 Trivest Proposal. Also on March 30, the
                  Special Committee received the March 30 Trivest Proposal and a proposed amendment to the Initial Merger Agreement from the Purchaser which, among other things, increased its offer from $30.00 to $33.00 per share, removed the financing contingency and required the Company and its advisors to immediately cease discussions and negotiations with other potential acquirors, including Hancock Park, subject to the Board's fiduciary duties. On that same day, the Special Committee recommended the amendment to the Board, which the Board approved, and the First Amended Merger Agreement was executed. Mann Armistead, in accordance with the Special Committee's instructions and the First Amended Merger Agreement, ceased discussions with Hancock Park and other potential acquirors as of that date.

                           April 8 Hancock Park Proposal. On April 9, the
                  Special Committee received the April 8 Hancock Park Proposal for an all cash offer to acquire the Company for a per share purchase price of $33.50 (or $34.00 if the termination fee under the First Amended Merger Agreement with the Purchaser was reduced from $10.0 million to $6.0 million). Such offer expressly stated that it would expire April 19, which date was subsequently extended . In addition, the proposal was accompanied by copies of letters from BT Alex. Brown

                  Incorporated and an affiliate of Desai indicating their level of support for financing the proposal. On April 12, the Board authorized its representatives to direct Mann Armistead to advise the Board whether or not the April 8 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement.

                           April 21 Hancock Park Proposal. On April 21, Hancock
                  Park increased the per share purchase price of this offer to $34.00 (or $34.50 if the termination fee under the First Amended Merger Agreement was reduced from $10.0 million to $6.0 million). The increase was accompanied by copies of revised versions of the letters previously provided by BT Alex. Brown Incorporated and Private Equity Investors III, L.P. relating to financing the proposed transaction. On April 22, the Board determined that the April 21 Hancock Park Proposal constituted a Superior Proposal under the First Amended Merger Agreement, and the Company provided the Purchaser with the requisite notice thereunder.

                           April 30 Trivest Proposal. On April 30, the Special
                  Committee received the April 30 Trivest Proposal from the Purchaser to increase the purchase price under the First Amended Merger Agreement to $34.00 per share, accompanied by revised versions of the Trivest equity commitment letter, the BankBoston senior secured financing commitment letter and the Bear Stearns "highly confident letter."

                           May 2 Proposals. On May 2, the Special Committee
                  received the May 2 Hancock Park Proposal increasing the per share purchase price to $34.75 (or $35.25 if the termination fee under the First Amended Merger Agreement was reduced from $10.0 million to $6.0 million), contingent upon an agreement by the Company to reimburse Hancock Park for expenses up to a maximum of $1.2 million under certain circumstances. The same day, the Special Committee received a proposed amendment to the First Amended Merger Agreement from the Purchaser and the May 2 Trivest Proposal to increase the purchase price to $34.75 per share. In addition, on May 4, representatives of Hancock Park conducted additional due diligence, including reviews of updated financial information and interviews with members of WinsLoew's senior management. The same day, Paul Weiss advised Hancock Park of the $34.75 May 2 Trivest Proposal. Representatives of Hancock Park confirmed that Hancock Park was not prepared to increase its offer at that time and that Hancock Park was unwilling to provide an escrow deposit.

                           Merger Agreement. On May 4, the Purchaser provided
                  the Company with a $3.0 million escrow deposit to secure its obligations under the Merger Agreement, and the Special Committee and the Board each approved the Merger Agreement providing for, among other things, an increase in the purchase price to $34.75 per share. The Special Committee's and the Board's approvals were based, in part, upon the oral opinion of Mann Armistead, later confirmed in writing, that as of May 4, 1999 and based upon and subject to certain matters stated therein, the $34.75 per share Cash Merger Consideration described in this Proxy Statement was fair, from a financial point of view, to the Public Shareholders of WinsLoew. On May 4, the Special Committee directed Mann Armistead to cease all discussions and negotiations with Hancock Park.

         (C) Discounted Cash Flow Analysis: Using a discounted cash flow analysis, Mann Armistead estimated the net present value of the future streams of after-tax cash flow that WinsLoew could produce on a stand alone basis for the fiscal year end periods 1999-2002 and a terminal multiple value was utilized to determine value. For this analysis, Mann Armistead considered various scenarios for the performance of the WinsLoew Common Stock using (i) the sales revenue, net income and cash flow projections as supplied by WinsLoew's senior management (see "CERTAIN FORWARD LOOKING INFORMATION"), (ii) a range of 9.2 times to 11.2 times earnings as the terminal value of WinsLoew's Common Stock (a range determined by using the midpoint of the Selected Companies net income multiple analysis), and (iii) a range of discount rates from 9.0% to 11.0%. The Company's projections included projected earnings per share in fiscal years 1999 to 2002 of $2.60, $2.90, $3.20 and $3.50, respectively. These compare to the following street analyst consensus projections for 1999 earnings per share: First Call
                  - $2.55 at May 19, 1999; and Zacks - $2.67 at May 16, 1999. In
                  addition, the Company's first quarter earnings per share of $.56 compared to the following street analyst consensus projections: First Call - $.41; and Zacks - $.47. The ranges used in this analysis were chosen based upon what Mann Armistead, in its judgment, considered to be appropriate taking into account, among other things, WinsLoew's past and current financial performance, the general level of inflation, and rates of return generally required in the marketplace for companies with similar risk profiles. Mann Armistead's discounted cash flow analysis produced a range of per share values from $28.83 to $35.44. In considering the average of the foregoing range, the present value of a share of WinsLoew's Common Stock was calculated to be less than that of the Cash Merger Consideration.


         (D)      Analysis of Selected Furniture Industry Acquisition
                  Transactions: Mann Armistead undertook a review of publicly available information regarding selected acquisitions in the furniture industry but did not find any transactions which were in its opinion comparable to the Merger. Most of the acquisitions occurring within the industry are those involving private companies and complete financial information was not generally available.

         The summary set forth does not purport to be a complete description of the analysis or data utilized by Mann Armistead in the preparation of its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Mann Armistead based its analyses on assumptions that it deemed reasonable, including assumptions concerning WinsLoew, general overall business and economic conditions and industry related factors.


          Engagement of Mann Armistead

         Mann Armistead was retained by the Special Committee of the Board of Directors of WinsLoew pursuant to an Engagement Letter executed on January 19, 1999 (the "Engagement Letter"). Pursuant to the Engagement Letter, the Company retained Mann Armistead to assist the Special Committee by (i) evaluating the Merger proposal, (ii) soliciting and evaluating other potential buyers for the Company as instructed by the Special Committee, (iii) participating in negotiations related to the possible sale of the Company and (iv) providing its fairness opinion. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Mann Armistead a fee as follows: (i) if the Trivest Investors and the Management Group purchased the Company for $30.00 per share, then the Company would have paid Mann Armistead a fee of $350,000; and (ii) if (A) the Trivest Investors and the Management Group purchased the Company for a per share price in excess of $30.00 or (B) the Company was purchased by any buyer contacted by Mann Armistead, then the Company would pay Mann Armistead a fee equal to 0.7% of the purchase price for the Company (including cash payments in respect of outstanding stock options). As of the date of this Proxy Statement, the Company has paid Mann Armistead $105,000, plus expenses, and, upon consummation of the Merger, has agreed to pay Mann Armistead an additional $1,772,783 pursuant to the Engagement Letter. The Company has agreed to reimburse Mann Armistead for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Mann Armistead against certain liabilities, including certain liabilities under the federal securities laws.


         Prior to the Company's engagement of Mann Armistead under the Engagement Letter, the Company had retained Mann Armistead in June 1997 in connection with the possible sale of its Continental Engineering Group, Inc. subsidiary and in May 1998 in connection with the possible sale of the Company to the Potential Acquiror or another specified publicly held furniture manufacturer. Pursuant to a letter dated June 30, 1997, as amended by a letter dated November 17, 1997, the Company engaged Mann Armistead to act as the Company's investment banker in connection with the possible sale of the stock of Continental Engineering Group, Inc. The Company sold its Continental Engineering Group, Inc. subsidiary in June 1998 and paid Mann Armistead a fee of $193,000 in connection therewith. Pursuant to a letter dated May 7, 1998, the Company engaged Mann Armistead to act as the Company's investment banker in connection with the possible sale of the Company to the Potential Acquiror or another specified publicly held furniture manufacturer for a fee of 0.6% of the aggregate consideration, subject to a minimum fee of $1.0 million. No agreement with respect to such a sale was ever reached, and the Company has had no contact with either entity since July 1998, except that Mann Armistead contacted the Potential Acquiror as part of its solicitation process in connection with the Merger. As a result of such engagement, the Company reimbursed Mann Armistead for expenses, but did not pay Mann Armistead any fees. See "--Background of the Merger--Past Contracts, Transactions and Negotiations."

         In the ordinary course of business, Mann Armistead has provided securities research coverage on WinsLoew. Mann Armistead has ceased such coverage since its engagement by the Company in connection with the Merger.


         Except as described herein, neither Mann Armistead nor any of its affiliates has performed any investment banking or other financial services for, or had any material financial relationship with, the Company during the two years preceding the date hereof.

Purpose and Reasons of the Affiliates for the Merger


         The purpose of the Affiliates for engaging in the transactions contemplated by the Merger Agreement is to acquire, together with any Eligible Persons, 100% of the ownership of the Company. The Affiliates believe that as a private company WinsLoew will have greater flexibility to focus on enhancing value by emphasizing growth and operating cash flow without the constraint of the public market's emphasis on quarterly earnings. In addition, the Affiliates regard the acquisition of the Common Stock in the Merger as an attractive investment opportunity because they believe that WinsLoew's future business prospects are favorable and that the substantial increase in the debt to equity ratio of WinsLoew after the Merger, although importing greater investment risks, will create the potential for the shareholders' equity value of WinsLoew to increase more rapidly on a percentage basis than the shareholders' equity value of an identical corporation with a larger equity base and less debt. After the Merger, the Trivest Investors and the Management Group could earn a substantial return on their equity investment in WinsLoew. While the Trivest Investors and the Management Group are looking to achieve substantial returns on their investment in WinsLoew, they believe that such returns are available only to those investors who are willing to bear the substantial risks associated with a highly leveraged investment. Each believes that the discount on the potential future value of WinsLoew that may be applied to reflect such risk from a point of view of the Public Shareholders is necessarily different from the discount applied by the members of the Trivest Investors and the Management Group who will own a significant interest in a privately held company and who, accordingly, will be able to closely and directly monitor and influence the performance of their investment.

         Immediately prior to the Merger, the Trivest Investors, the Management Group and the Eligible Persons will acquire equity interests in the Purchaser by purchasing shares of Purchaser common stock for cash or contributing to the Purchaser shares of WinsLoew Common Stock in exchange for shares of Purchaser common stock as follows:

         The Trivest Investors. The Trivest Investors together beneficially own, in the aggregate, approximately 29.8% of the outstanding Common Stock, including 23.7% that is held of record by the Existing Trivest Shareholders. The Trivest Partnerships do not currently hold any Common Stock. See "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT." The individual Trivest Investors will contribute an aggregate of 86,331 shares of Common Stock (valued at $34.75 per share with an aggregate value of approximately $3.0 million) in exchange for shares of Purchaser common stock, the Trivest Partnerships will purchase additional shares of Purchaser common stock for approximately $70.6 million in cash, and the Trivest Partnerships will contribute approximately 28,777 shares of Common Stock (valued at $34.75 per share with an aggregate value of approximately $1.0 million) in exchange for shares of Purchaser common stock, such that the total amount of the Trivest Investors' contribution to the Purchaser will be approximately $74.6 million, representing approximately 95.6% of the outstanding Purchaser common stock and, after the Merger, outstanding WinsLoew Common Stock, provided that the cash portion of such contribution from the Trivest Partnerships is subject to reduction by an amount equal to the cash and the aggregate value (at $34.75 per share) of the shares of Common Stock contributed to the Purchaser by the Eligible Persons. Since the Trivest Partnerships do not currently hold any shares of Common Stock, the shares of Common Stock contributed to the Purchaser by the Trivest Partnerships will be from certain WinsLoew shareholders who will be limited partners of Trivest Furniture Partners, Ltd. and who will make a capital contribution of a portion of their shares of WinsLoew Common Stock to Trivest Furniture Partners, Ltd., which will then contribute such shares to the Purchaser in exchange for shares of Purchaser common stock as described above. See "--Conflicts of Interest--Post-Merger Ownership and Control of the Purchaser" and "THE MERGER -- Financing."

         The Management Group. The members of the Management Group beneficially own, in the aggregate, approximately 5.6% of the outstanding Common Stock. See "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT." The members of the Management Group will contribute to the Purchaser an aggregate of 79,914 shares of Common Stock (valued at $34.75 per share with an aggregate value of approximately $2.8 million) in exchange for shares of Purchaser common stock and will purchase additional shares of Purchaser common stock for approximately $650,000 in cash, such that the total amount of the Management Group's contribution to the Purchaser will be approximately $3.5 million, representing approximately 4.4% of the outstanding Purchaser common stock, and, after the Merger, outstanding WinsLoew Common Stock. See "--Conflicts of Interest--Post-Merger Ownership and Control of the Purchaser" and "THE MERGER -- Financing."

         The Eligible Persons. Approximately 35 Eligible Persons (not including members of the Management Group) will individually be offered the opportunity to purchase shares of common stock of the Purchaser and/or contribute any or all of their shares of Common Stock to the Purchaser in exchange for Purchaser common stock.

         As a result of the Merger, the following Affiliates are expected to change their percentage beneficial ownership of the common equity of WinsLoew, on a fully diluted basis, as follows: Messrs. Powell and George, from an aggregate of approximately 29.8% to 95.6%.; and the Management Group, from an aggregate of approximately 5.6% to 4.4%. Such post-Merger percentages for Messrs. Powell and George include approximately 91.8% to be acquired by the Trivest Partnerships in the Merger. Such Affiliates' interests in WinsLoew's net book value and net earnings will increase correspondingly. See "SELECTED CONSOLIDATED FINANCIAL DATA." Payments in connection with the Merger and related financing will reduce substantially WinsLoew's net book value and net earnings. See "THE MERGER--Financing."


         In order to provide a prompt and orderly transfer of ownership of WinsLoew from the current shareholders to the Trivest Investors and the members of the Management Group, in light of relevant financial, legal, tax and other considerations, and to facilitate the required financing for the transaction, the acquisition has been structured as a merger pursuant to which, if the Merger Agreement is adopted by the requisite vote of the shareholders, the Purchaser will be merged with and into WinsLoew, and all of the outstanding shares of Common Stock (other than shares held by the Purchaser) will be converted into the right to receive the Cash Merger Consideration, without interest.

         While the Trivest Investors and the members of the Management Group did not consider any alternatives to the Merger with respect to the Company, representatives of the Company, including members of the Management Group and the Trivest Directors, have had discussions with third parties regarding possible business combinations, sales or acquisitions of assets and other transactions. See "SPECIAL FACTORS--Background of the Merger--Past Contracts, Transactions and Negotiations" and "BUSINESS OF THE COMPANY--Background--Recent Developments."

         While the Trivest Investors and the members of the Management Group believe that there will be significant opportunities associated with their investment in WinsLoew, there are also substantial risks that such opportunities may not be fully realized.

Position of the Affiliates as to Fairness of the Merger

         Each of the Affiliates has considered the analyses and findings of the Special Committee and the Board (described in detail in "SPECIAL FACTORS -- The Special Committee's and the Board's Recommendation") with respect to the fairness of the Merger to the Public Shareholders of the Company. As of the date of this Proxy Statement, each of the Affiliates adopts the analyses and findings of the Special Committee and the Board with respect to the fairness of the Merger and believes that the Merger is both procedurally and substantively fair to, and in the best interest of, the Company's Public Shareholders; provided that no opinion is expressed as to the fairness to any shareholder making an investment in the Purchaser. The Trivest Directors have financial interests in the Merger and the members of the Management Group have financial and employment interests in the Merger. See "SPECIAL FACTORS--Conflicts of Interest."

Conflicts of Interest

         In considering the recommendations of the Board with respect to the Merger, shareholders should be aware that certain officers and directors of WinsLoew and affiliates and associates of these officers and directors are Trivest Investors or members of the Management Group or otherwise have interests in connection with the Merger which may present them with actual or potential conflicts of interest as summarized below. The Special Committee and the Board were aware of these interests and considered them among the other matters described under "--The Special Committee's and the Board's Recommendation." The Special Committee considered the Management Group's conflicts of interest to be a negative factor in its determination that the Merger is fair to the Public Shareholders.


         Post-Merger Ownership and Control of WinsLoew. It is anticipated that immediately after the Merger the following individuals and entities will beneficially own the number of shares of common stock of the Purchaser shown in the following table, which are to be issued in exchange for cash or shares of WinsLoew Common Stock contributed prior to the Merger. See "--Purpose and Reasons of the Affiliates for the Merger." The table does not reflect the beneficial ownership of any shares of common stock of the Purchaser by Eligible Persons. To the extent any of the Eligible Persons accept the Purchaser's offer to issue to them shares of common stock of the Purchaser in exchange for shares of Common Stock or for cash, the share numbers and percentages shown in the following table for the Trivest Partnerships will decrease.

                                          Number of Shares of        Percentage of Purchaser
                                        Purchaser Common Stock            Common Stock
    Name of Beneficial Owner             Beneficially Owned(1)         Beneficially Owned
--------------------------------        ----------------------       -----------------------
Trivest  Partnerships(2) .......                71,573,000                  91.8%
Trivest Directors (3)
    Earl W. Powell (4) .........                73,573,000                  94.3%
    Phillip T. George, M.D. (5)                 72,573,000                  93.0%
      Trivest Investors Subtotal                74,573,000                  95.6%
Management Group (3)
    Bobby Tesney ...............                 1,158,000                   1.5%
    R. Craig Watts .............                   869,000                   1.1%
    Vincent A. Tortorici, Jr ...                   700,000                   0.9%
    Rick J. Stephens ...........                   700,000                   0.9%
      Management Group Subtotal                  3,427,000                   4.4%
         Total .................                78,000,000                 100.0%

(1) Except as otherwise indicated below, all shares are owned directly and each person has sole voting and investment power with respect to all shares.


(2) Includes 34,124,000 shares to be held of record by Trivest Furniture Partners, Ltd. and 37,449,000 shares to be held of record by Trivest Fund II Group, Ltd. Such entities do not currently own any shares of Common Stock. Trivest Equities, Inc. serves as the sole general partner of Trivest Fund II Group, Ltd., a privately-held investment partnership. Trivest serves as the sole general partner of TFP, Ltd., which in turn is the sole general partner of Trivest Furniture Partners, Ltd., a privately-held investment partnership. Messrs. Powell and George are executive officers of each of Trivest Equities, Inc. and Trivest. Messrs. Powell and George are the sole directors of Trivest Equities, Inc., and Mr. Powell is the sole director of Trivest. Mr. Powell is the controlling shareholder of both Trivest Equities, Inc. and Trivest. Each Trivest Director is also an indirect investor in the Trivest Partnerships. See "CERTAIN INFORMATION CONCERNING THE PURCHASER AND OTHER AFFILIATES."


(3) See "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT" for number of shares of Common Stock and percentage of Common Stock beneficially owned before the Merger by these persons.


(4) Includes 2,000,000 shares to be held of record directly, 37,449,000 shares to be held of record by Trivest Furniture Partners, Ltd. and 34,124,000 shares held of record by Trivest Fund II Group, Ltd. See note
       (2) above.

(5) Includes 1,000,000 shares to be held of record directly, 37,449,000 shares to be held of record by Trivest Furniture Partners, Ltd. and 34,124,000 shares held of record by Trivest Fund II Group, Ltd. See note
       (2) above.


         Following the consummation of the Merger, the members of the Management Group will continue as executive officers of the Company, and Mr. Tesney will continue to serve on the Board of Directors of the Company.


         The Board of Directors of the Company after the Merger will be comprised of Messrs. Powell, George, Kaczynski, Klein and Tesney. The Trivest Investors are expected to beneficially own approximately 95.6% of the shares of WinsLoew Common Stock after the Merger and by virtue of such ownership will be able to designate all members of its Board of Directors.

         Cash Payments to the Trivest Directors and Members of the Management Group. Shares of Common Stock held by the Trivest Directors and the members of the Management Group that are not contributed to the Purchaser will be converted into the right to receive the same Cash Merger Consideration as shares of Common Stock held by other shareholders of the Company. See "--Purpose and Reasons of the Affiliates for the Merger." The Trivest Directors and the members of the Management Group will also receive cash on the same basis as all other optionees for the Aggregate Unrealized Gain on any stock options they hold. Prior to the Effective Time, WinsLoew has agreed, pursuant to the terms of the Merger Agreement, to take all necessary action to cancel all outstanding options to purchase Common Stock, whether or not exercisable. See "THE MERGER--Cash-out of WinsLoew Stock Options" and "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT." Under the terms of the Merger Agreement, all outstanding options will be terminated (whether or not exercisable) and each holder thereof will receive an amount in cash equal to the Aggregate Unrealized Gain on such options on the same basis as other holders of WinsLoew stock options. As of June 1, 1999, there were options outstanding to purchase an aggregate of 765,400 shares of Common Stock at a weighted average exercise price of $10.34 per share, all of which have an exercise price per share of less than $34.75.

         The following table sets forth information as of June 1, 1999 as to the shares of Common Stock and the options to purchase shares of Common Stock (whether or not exercisable) held by members of the Management Group and the Trivest Directors for which cash payments will be received upon consummation of the Merger.

                                                 Amount of Cash                                                  Total Amount of
                                                 to be Received                           Amount of Cash            Cash to be
Trivest Director or            Shares Not        for Shares Not         Shares            to be Received          Received upon
Management Group             Contributed to      Contributed to       Underlying            for Stock            Consummation of
Member                         Purchaser           Purchaser       Stock Options(1)          Options                the Merger
------------------------     --------------      --------------    ----------------       ---------------        ---------------

Bobby Tesney ...........         18,369        $      638,322.75       125,000          $   3,216,875.00       $    3,855,197.75
R. Craig Watts .........         88,055        $    3,059,911.25        85,175          $   2,248,028.75       $    5,307,940.00
Vincent A. Tortorici, Jr          8,317        $      289,015.75        60,000          $   1,556,250.00       $    1,845,265.75
Rick J. Stephens .......          2,028        $       70,473.00        25,000          $     642,812.50       $      713,285.50
Earl W. Powell .........      1,905,008(2)     $   66,199,028.00        51,125          $   1,188,728.75       $   67,387,756.75
Phillip T. George, M.D .      1,813,256(2)     $   63,010,646.00        35,750          $     816,340.00       $   63,826,986.00
William F. Kaczynski, Jr             --                    --            7,500          $      98,593.75       $       98,593.75
Peter W. Klein .........             --                    --           22,550          $     437,175.00       $      437,175.00


(1)      Includes all options held, including both vested and unvested options.

(2) Includes 1,703,427 shares held of record by the Existing Trivest Shareholders that will be converted into the right to receive the same Cash Merger Consideration as shares of Common Stock held by other shareholders of the Company.


         Investment of Trivest Directors and Members of the Management Group in the Purchaser. The following table sets forth the investment of the Trivest Directors and each member of the Management Group in the Purchaser as a percentage of the total value of the shares of Common Stock and the Aggregate Unrealized Gain on any stock options held by such member.


                                          Value of WinsLoew
Trivest Director or                       Common Stock and       Value of Investment     Percentage
Management Group Member                       Options(1)           in the Purchaser      Investment
-----------------------                   -----------------      -------------------     ----------

Trivest Directors
   Earl W. Powell(2) ...........          $   69,387,758.25       $   2,000,000.00          2.9%
   Phillip T. George, M.D.(2) ..          $   64,826,986.75       $   1,000,000.00          1.5%
      Trivest Directors Total(2)          $   75,020,656.75       $   3,000,000.00          4.0%
Trivest Management Group Members
   Bobby Tesney ................          $    5,013,206.75       $   1,158,000.00         23.1%
   R. Craig Watts ..............          $    6,176,933.25       $     869,000.00         14.1%
   Vincent A. Tortorici, Jr ....          $    2,145,262.50       $     700,000.00         32.6%
   Rick J. Stephens ............          $    1,163,298.00       $     700,000.00         60.2%
       Management Group Total ..          $   14,498,700.50       $   3,427,000.00         23.6%

(1) Includes (i) the aggregate value of WinsLoew Common Stock (valued at $34.75 per share) and (ii) the Aggregate Unrealized Gain on all stock options.

(2) Includes 1,703,427 shares held of record by the Existing Trivest Shareholders that will be converted into the right to receive the same Cash Merger Consideration as shares of Common Stock held by other shareholders of the Company.

         Payments to Trivest. Upon consummation of the Merger, the Purchaser will pay a financial advisory fee to Trivest of $______ for services rendered in connection with the financing of the Merger and related transactions. In addition, WinsLoew will pay Trivest an annual fee of $________ for ongoing financial advisory services.

         New Employment Agreements with the Management Group. Upon consummation of the Merger, the employment agreements that Messrs. Tesney, Watts and Tortorici currently have with the Company will terminate. At such time, such members of the Management Group will enter into new employment agreements with WinsLoew providing for the payment of substantially the same base salaries and annual cash bonuses as their existing employment agreements.

         The Special Committee. As compensation for serving on the Special Committee, which met in person or by telephone conference on approximately 27 occasions between January 7, 1999 and the date of this Proxy Statement, the Chairman of the Special Committee will receive a fee of approximately $30,000, and the other members of the Special Committee will each receive $22,500.


         Each member of the Special Committee, as an outside director, typically receives on the date of each meeting of the Board options to purchase 2,500 shares of Common Stock at the market price of the Common Stock on such date. Each director received options to purchase 2,500 shares of Common Stock on January 7, 1999, the date of the first Board meeting in 1999, none of which have been exercised. Directors have not been granted any options since that date.


         The following table sets forth information as of June 1, 1999 as to the shares of Common stock and options to purchase shares of Common Stock (whether or not exercisable) held by members of the Special Committee and the cash payments that they will receive upon consummation of the Merger.

                                                                                                           Total Amount of
                                                Amount of Cash                                               Cash to be
                                                to be Received        Shares          Amount of Cash        Received upon
                              Shares of          for Shares of      Underlying      to be received for     Consummation of
Special Committee Member     Common Stock        Common Stock       Options(1)         Stock Options          the Merger
------------------------     ------------       --------------      ----------      ------------------     ---------------

William H. Allen, Jr            1,050          $      36,487.50       25,000            [$561,093.75       $     597,581.25
Henry C. Cheek .....            6,000              [$208,500.00       32,500            [$722,812.50       $     931,312.50
M. Miller Gorrie ...          141,450          $   4,915,387.50       30,000            [$678,437.50       $   5,593,825.00
James S. Smith .....           20,000              [$695,000.00       32,500            [$723,437.50       $   1,418,437.50
Sherwood M. Weiser .            7,675              [$266,706.25       25,000            [$561,093.95       $     827,800.00



(1)      Includes all options held, including both vested and unvested options.

         Members of the Special Committee will also be entitled to certain indemnification rights granted under the Merger Agreement to the current and former directors and officers of the Company. See "--Conflicts of Interest--Indemnification and Insurance."

         Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (including the members of the Special Committee) shall survive the Merger and shall continue in accordance with their terms. In addition, WinsLoew is obligated for a period of two years from the Effective Time to continue in effect directors' and officers' liability insurance with respect to matters occurring prior to the Effective Time, which insurance must contain terms and conditions no less advantageous than are contained in WinsLoew's current directors' and officers' liability insurance policy; provided that WinsLoew is not obligated to expend annually more than 200% of the current cost of such coverage.

Certain Effects of the Merger


         As a result of the Merger, other than the Eligible Persons, the Public Shareholders will not have an opportunity to continue their equity interest in WinsLoew as an ongoing corporation and therefore will not share in the future earnings and potential growth of WinsLoew. Upon consummation of the Merger, the Common Stock will no longer be traded on the Nasdaq National Market, price quotations will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock under the Exchange Act will eliminate the requirement to provide information to the Commission and will make most of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with shareholders' meetings, no longer applicable.

         The members of the Management Group, the Eligible Persons and two of the Trivest Directors (Messrs. Powell and George) will own direct equity interests in WinsLoew after the Merger that will allow them directly to share in its future earnings and potential growth. In addition, all of the Trivest Directors are indirect investors in the Trivest Partnerships. An investment in WinsLoew following the Merger involves substantial risk resulting from the limited liquidity of any such investment and the increased leverage associated with future borrowings that will be necessary to fund the substantial capital expenditures required to execute the Company's business strategy. Nonetheless, if the Company is able to successfully implement its business strategy, the value of such an equity investment would be considerably greater than the original cost thereof. See "CERTAIN FORWARD LOOKING INFORMATION."


         The receipt of cash pursuant to the Merger will be a taxable transaction. See "FEDERAL INCOME TAX CONSEQUENCES."

Conduct of WinsLoew's Business After the Merger


         The Purchaser is continuing to evaluate WinsLoew's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and discuss what changes, if any, will be desirable. Subject to the foregoing, the Purchaser expects that the day-to-day business and operations of WinsLoew will be conducted substantially as they are currently being conducted by WinsLoew. The Purchaser does not currently intend to dispose of any assets of WinsLoew, other than in the ordinary course of business. Additionally, the Purchaser does not currently contemplate any material change in the composition of WinsLoew's current management, although after the Merger, the Board will be comprised of Messrs. Powell, George, Kaczynski, Klein and Tesney.


Certain Forward Looking Information

         Certain projections prepared by management of WinsLoew are included elsewhere in this Proxy Statement under the heading "CERTAIN FORWARD LOOKING INFORMATION."

                                   THE MERGER

         The Merger Agreement provides that the Purchaser, a newly-formed Florida corporation, will be merged with and into WinsLoew, and that following the Merger, the separate existence of the Purchaser will cease and WinsLoew will continue as the surviving corporation.

         The terms of and conditions to the Merger are contained in the Merger Agreement which is included in full as Appendix A to this Proxy Statement and is incorporated herein by reference. The discussion in this Proxy Statement of the Merger and the summary description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the more complete information set forth in the Merger Agreement.

Conversion of Securities

         At the Effective Time, subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by the Purchaser) will, by virtue of the Merger, be converted into the right to receive the Cash Merger Consideration. Except for the right to receive the Cash Merger Consideration, from and after the Effective Time, all shares (other than shares held by the Purchaser), by virtue of the Merger and without any action on the part of the holders, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a certificate formerly representing any shares (other than shares held by the Purchaser) will after the Effective Time cease to have any rights with respect to such shares other than the right to receive the Cash Merger Consideration for such shares upon surrender of the certificate.

         No interest will be paid or accrued on the amount payable upon the surrender of any certificate. Payment to be made to a person other than the registered holder of the certificate surrendered is conditioned upon the certificate so surrendered being properly endorsed and otherwise in proper form for transfer, as determined by the Disbursing Agent. Further, the person requesting such payment will be required to pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Disbursing Agent that such tax has been paid or is not payable. Six months following the Effective Time, WinsLoew will be entitled to cause the Disbursing Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Disbursing Agent which have not been disbursed to holders of certificates formerly representing shares outstanding prior to the Effective Time, and thereafter such holders will be entitled to look to WinsLoew only as general creditors with respect to cash payable upon due surrender of their certificates. Notwithstanding the foregoing, neither the Disbursing Agent nor any party to the Merger Agreement will be liable to any holder of certificates formerly representing shares for any cash paid to a public official pursuant to any applicable abandoned property, escheat or similar law. Except as described in this paragraph, WinsLoew will pay all charges and expenses, including those of the Disbursing Agent, in connection with the exchange of shares for the Cash Merger Consideration.

         Each share of the Purchaser's common stock that is issued and outstanding immediately prior to the Merger will be converted at the Effective Time into one share of Common Stock of WinsLoew.

Cash-out of WinsLoew Stock Options


         In general, outstanding stock options to purchase shares of WinsLoew Common Stock shall be canceled or terminated as of the Effective Time. Holders of such options shall receive a cash payment equal to the difference between $34.75 per share and the exercise prices of their WinsLoew stock options times the number of shares issuable upon exercise of such options (the "Aggregate Unrealized Gain").

Transfer of Shares

         No transfers of shares of Common Stock will be made on the stock transfer books at or after the Effective Time. If, after the Effective Time, certificates representing such shares are presented to WinsLoew, such shares will be canceled and exchanged for the Cash Merger Consideration.

Conditions

         Each party's respective obligation to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions, any or all of which may be waived at the appropriate party's discretion, to the extent permitted by applicable law:

         (a) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Common Stock;


         (b) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement, the failure to obtain which would prevent the consummation of the Merger or have a material adverse effect on the Company, shall have been obtained without the imposition of any condition having a material adverse effect on the Company;


         (c) early termination shall have been granted or applicable waiting periods shall have expired under the HSR Act, if applicable;


         (d) no governmental authority or other regulatory body (including any court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal, materially restricting or in any way preventing or prohibiting the Merger or the transactions contemplated by the Merger Agreement; and


         (e) all authorizations, consents, waivers and approvals from parties to contracts or other agreements to which any of the Company or its subsidiaries is a party, or by which any of them is bound, as may be required to be obtained by them in connection with the performance of the Merger Agreement, the failure to obtain which would prevent the consummation of the Merger or have, individually or in the aggregate, a material adverse effect on Company, shall have been obtained.


         The obligations of the Purchaser to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following conditions:


         (a) there shall not have occurred any change, condition, event or development that has resulted in, or could reasonably be expected to result in, a material adverse effect on the Company;

         (b) the representations and warranties of the Company in the Merger Agreement that are qualified by materiality shall be true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time;

         (c) the representations and warranties of the Company in the Merger Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time;

         (d) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement;

         (e) an officer of the Company shall have delivered to the Purchaser a certificate to the effect that each of the conditions specified in the preceding clauses (b), (c) and (d) is satisfied in all respects; and

         (f) the Purchaser shall have received an opinion, dated the Effective Time, of Balch & Bingham in form and substance reasonably satisfactory to the Purchaser, with respect to the matters set forth in Sections 3.01, 3.02, 3.03, 3.04 and 3.05 of the Merger Agreement (relating to organization, subsidiaries, capitalization, authority and consents, approvals and the absence of violations, respectively).

         The obligations of the Company to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following conditions:

         (a) the representations and warranties of the Purchaser in the Merger Agreement that are qualified by materiality shall be true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time;

         (b) the representations and warranties of the Purchaser in the Merger Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time;

         (c) the Purchaser shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement;

         (d) the Purchaser shall have delivered to the Company a certificate to the effect that each of the conditions specified in the preceding clauses (a), (b) and (c) is satisfied in all respects;

         (e) the Company shall have received an opinion, dated the Effective Time, of Greenberg Traurig in form reasonably satisfactory to the Company, with respect to the matters set forth in Sections 4.01, 4.02 and 4.03 of the Merger Agreement; and

         (f) the Purchaser shall have executed definitive documentation in connection with their financing of the aggregate Cash Merger Consideration and shall have sufficient funds available to consummate the Merger, to pay all related expenses and to refinance the Company's existing indebtedness under its credit facility.

         After approval of the Merger Agreement by the shareholders of WinsLoew, no condition may be waived that reduces the amount or changes the form of the Cash Merger Consideration to be received by the shareholders or that by law requires further shareholder approval unless a waiver of such condition is approved by the shareholders.

Representations and Warranties


         WinsLoew has made representations and warranties in the Merger Agreement regarding, among other things, organization and good standing, subsidiaries, capitalization, authority to enter into the Merger Agreement, requisite governmental and other consents and approvals, content and submission of forms and reports required to be filed by WinsLoew with the Commission, financial statements, absence of certain changes in the business of WinsLoew since December 31, 1998, absence of undisclosed liabilities, employee benefits, absence of litigation to which WinsLoew is a party, possession of necessary permits and compliance with applicable law, requisite tax filings, brokers and finders, labor matters, title to property, environmental matters, accounts receivable, customers, interested party transactions, insurance, product liability and inventory.


         The Purchaser has made representations and warranties in the Merger Agreement regarding, among other things, its organization and good standing, authority to enter into the transaction, requisite governmental and other consents and approvals, accuracy of information supplied by the Purchaser for submission in forms and reports required to be filed with the Commission, the Purchaser's financing capability, WinsLoew's solvency after the Merger, brokers and finders and absence of prior activities.

         The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger, and upon such expiration none of such parties or their respective officers, directors or principals will have any liability whatsoever with respect to any such representations or warranties.

Covenants

         In the Merger Agreement, WinsLoew has agreed as to itself and its subsidiaries that prior to the Effective Time, unless otherwise agreed to in advance by the Purchaser or as otherwise contemplated by the Merger Agreement:

         (a) The Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course and the Company shall, and shall cause its subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with the Company and its subsidiaries.

         (b) The Company shall not, and shall not permit any of its subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a direct or indirect wholly-owned subsidiary of the Company to its Purchaser, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its subsidiaries or any other securities thereof.

         (c) The Company shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest (including stock appreciation rights or phantom stock) other than (i) the issuance of shares of Common Stock upon the exercise of Company stock options outstanding on the date of the Merger Agreement and in accordance with the terms of such Company stock options, or (ii) issuances by a wholly-owned subsidiary of the Company of its capital stock to its Purchaser.

         (d) The Company shall not, and shall not permit any of its subsidiaries to, amend or propose to amend its articles or certificate of incorporation or bylaws (or similar organizational documents) in any way which would be adverse to the Purchaser's rights under the Merger Agreement.

         (e) The Company shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any substantial assets of (other than inventory and equipment in the ordinary course consistent with past practice, to the extent not otherwise prohibited by the Merger Agreement), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof.

         (f) Other than dispositions in the ordinary course of business consistent with past practice, the Company shall not, and shall not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets.

         (g) The Company shall not, and shall not permit any of its subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice under the Company's credit facility existing and in effect on the date of the Merger Agreement, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than, with respect to both clause (i) and (ii) above, (A) to the Company or any direct or indirect wholly owned subsidiary of the Company, or (B) any advances to employees in accordance with past practice.

         (h) The Company shall confer with the Purchaser on a regular and frequent basis as reasonably requested by the Purchaser, report on operational matters and promptly advise Purchaser orally and, if requested by the Purchaser, in writing of any change or event to the best knowledge of the Company having, or which, insofar as can reasonably be foreseen, is likely to have, a material adverse effect on the Company. The Company shall promptly provide to the Purchaser (or its counsel) copies of all filings made by the Company with any governmental entity in connection with the Merger Agreement and the transactions contemplated hereby.

         (i) The Company shall not make any material change, other than in the ordinary course of business, consistent with past practice, or as required by the Commission or law, with respect to any accounting methods, principles or practices used by the Company (except insofar as may be required by a change in generally accepted accounting principles).

         (j) Except for fees and expenses related to the transactions contemplated herein, the Company shall not, and shall not permit any of its subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of (i) liabilities recognized or disclosed in the most recent financial statements contained in documents filed by the Company with the Commission, or (ii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice. The Company shall not, and shall not permit any of its subsidiaries to, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party.

         (k) Except as provided in the Merger Agreement, the Company and its subsidiaries will not, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, except as may be required by law, (i) enter into, adopt, amend or terminate any Company benefit plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any director, executive officer or current or former key employee, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, executive officer or key employee, except as required by any Company benefit plan or agreement with such employees existing on the date of this Agreement, (iii) enter into, adopt, amend or terminate any Company benefit plan or other benefit plan or agreement, arrangement, plan or policy for the benefit of any employees who are not directors, executive offices or current or former key employees of the Company, other than increases in the compensation of employees made in the ordinary course of business consistent with past practice, or (iv) pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including the granting of, acceleration of exercisability of or vesting of stock options, stock appreciation rights or restricted stock).

         (l) Except in the ordinary course of business consistent with past practices, neither the Company nor any of its subsidiaries shall (i) modify, amend or terminate any material contract or agreement to which the Company or such subsidiary is a party, or (ii) waive, release or assign any material rights or claims.

         (m) The Company shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation of the Company or any of its subsidiaries.

         (n) Except as set forth in the Merger Agreement, the Company shall not make any tax election or settle or compromise any material income tax liability.

         (o) The Company shall not nor will it permit any of its subsidiaries to take or agree or commit to take any action that is reasonably likely to result in any of the Company's representations or warranties hereunder being untrue in any material respect at, or as of any time prior to, the Effective Time.

         (p) The Company shall not, and shall not permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions described in clauses (a) through (o).

         In addition, except as contemplated by the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action that could reasonably be expected to result in (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions to the Merger set forth above not being satisfied in all material respects.


         In addition, the Purchaser has agreed to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the Purchaser's obligation to consummate the Merger.


Nonsolicitation Covenant

         The Company has agreed that it and its officers, directors, employees, representatives and agents shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal that could not reasonably be considered a Superior Proposal. The Company has agreed that it shall not, nor shall it permit any of its subsidiaries to, authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or assistance), or knowingly take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time the Board of Directors of the Company determines in good faith, based upon the opinion of independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Superior Proposal, (x) furnish information with respect to the Company to the person making such unsolicited Superior Proposal pursuant to a confidentiality agreement in a form approved by the Company and Purchaser (such approval not to be unreasonably withheld or delayed), and (y) participate in discussions or negotiations regarding such Superior Proposal. WinsLoew is obligated to inform the Purchaser promptly of any request for information or any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and, unless the Company is contractually prohibited from making such disclosure, the identity of the person making such request or Acquisition Proposal.

         Except as set forth above, neither the Board of Directors of the Company nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Purchaser, the approval or recommendation by such Board of Directors or committee of the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of the Company determines in good faith, based upon the opinion of independent legal counsel (who may be the Company's regularly engaged independent counsel), that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Merger Agreement and the Merger, approve or recommend a Superior Proposal, cause the Company to enter into an agreement with respect to a Superior Proposal or terminate the Merger Agreement, but in each case only at a time that is after the fifth business day following Purchaser's receipt of written notice (a "Notice of Superior Proposal") advising the Purchaser that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Acquisition Proposal, it must concurrently with entering into such agreement pay, or cause to be paid, to the Purchaser the Termination Fee.

Indemnification and Insurance

         The Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates or articles of incorporation or bylaws (or similar organizational documents) or existing indemnification contracts shall survive the Merger and shall continue in full force and effect in accordance with their terms. In addition, the Purchaser will provide for a period of not less than two years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the Company's existing insurance and indemnification policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not be required to pay an annual premium for the such insurance and indemnification policy in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

Expenses

         The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, provided that the Purchaser will pay any filing fees required under the HSR Act. WinsLoew has agreed, however, to pay or reimburse the Purchaser for all expenses up to $1.5 million incurred by the Purchaser in connection with the Merger Transaction upon certain events. See "THE MERGER--Termination Fee."

Termination, Amendment and Waiver


         At any time prior to the Effective Time, the Merger Agreement may be terminated by the mutual written consent of WinsLoew and the Purchaser. In addition, either WinsLoew or the Purchaser may terminate the Merger Agreement prior to the Effective Time if (i) any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable, provided, however, that such right to terminate the Merger Agreement is not available to any party that has failed to use its reasonable efforts to comply promptly with legal requirements, cooperate with and furnish information to the other party and obtain any required governmental or other consents, authorizations, orders, approvals or exemptions or (ii) the Effective Time shall not have occurred on or before August 31, 1999, unless extended by agreement of the Purchaser and the Company.


         The Merger Agreement may be terminated by the Purchaser prior to the Effective Time if: (i)(A) the representations and warranties of the Company as to its capitalization shall not have been true and correct in all material respects when made, or (B) any other representation or warranty of the Company shall not have been true and correct in all material respects when made, except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or delay the consummation of the Merger; (ii) the Company shall have failed to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, except in any case where such failure would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or materially delay consummation of the Merger; (iii) there shall have been a material adverse change with respect to the Company, provided that the Company shall, if curable, have a reasonable period in which to cure any failure described in clause (i), (ii) or (iii) of this paragraph; or (iv)(A) the Board or the Special Committee fails to approve and recommend or withdraws or modifies in a manner adverse to the Purchaser its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any Acquisition Proposal, (B) the Company enters into any agreement with respect to any Superior Proposal following written notice to the Purchaser and payment of the Termination Fee discussed below, or (C) the Board or the Special Committee resolves to take any such action in clauses (iv)(A) or (B).

         WinsLoew may terminate the Merger Agreement (i) in connection with entering into a definitive agreement with respect to a Superior Proposal following written notice to the Board, a determination that the Company's failure to do so would violate the Board's fiduciary duties and the payment of the termination Fee described below and provided that the Company complies with its covenant against soliciting, discussing or negotiating any Acquisition Proposal (except as required by the Board's fiduciary duties), (ii) if any representation or warranty of the Purchaser was not true and correct in all material respects when made or has ceased to be true and correct in all material respects as if made on such later date, (iii) if the Purchaser fails to comply in any material respect with any of its material obligations or covenants in the Merger Agreement, or (iv) if the Purchaser fails to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the obligations of the Purchaser to consummate the Merger, provided that the Purchaser shall, if curable, have a reasonable period in which to cure any failure described in clause (ii) or (iii) of this paragraph.

         Subject to the provisions of applicable law, the Merger Agreement may be modified or amended, and provisions thereof waived, by written agreement of the parties. However, after approval of the terms of the Merger Agreement by the shareholders of WinsLoew, no amendment or waiver of a provision may be made which reduces the amount or changes the form of the Cash Merger Consideration to be received by the shareholders or that by law requires further shareholder approval unless such amendment or waiver of a provision is approved by the shareholders. With respect to any material modification, amendment or waiver of the Merger Agreement, the Board, in the exercise of its fiduciary duty and in accordance with any applicable law or regulation, will make a resolicitation of shareholders.


Termination Fee

         WinsLoew has agreed to pay to the Purchaser a Termination Fee in the amount of $10.0 million plus up to $1.5 million of expenses of the Purchaser in the event the Merger Agreement is terminated (i) by the Purchaser due to (A) the breach by the Company of any of its representations, warranties or covenants, or a material adverse change with respect to WinsLoew, each as described above (see "THE MERGER--Termination; Amendment and Waiver"), or (B) (1) the Board or the Special Committee failing to approve and recommend or withdrawing or modifying in a manner adverse to the Purchaser its approval or recommendation of the Merger or the Merger Agreement, or approving or recommending any Acquisition Proposal, (2) the Company entering into any agreement with respect to any Superior Proposal or (3) the Board or the Special Committee resolving to take any such action in clauses (1) or (2), or (ii) by the Company due to entering into a definitive agreement in connection with a Superior Proposal.


Escrow Deposit

         Pursuant to the Escrow Agreement, the Purchaser has delivered a cash escrow deposit in the amount of $3.0 million to an escrow agent pending the consummation of the Merger or the termination of the Merger Agreement. In the event that WinsLoew terminates the Merger Agreement due to (i) any uncured material breach by the Purchaser of any of its representations or material obligations in the Merger Agreement or (ii) the Purchaser's failure to pay the Cash Merger Consideration to the Disbursing Agent not later than the tenth business day following the satisfaction or waiver of the conditions to the obligations of the Purchaser to consummate the Merger, then, in addition to any other remedies WinsLoew may have in respect of such termination, the escrow deposit shall be paid to WinsLoew. Upon the consummation of the Merger or the termination of the Merger Agreement for any other reason, the escrow deposit shall be paid to the Purchaser.


Financing


         It is estimated that approximately $282.2 million will be required to consummate the Merger and pay related fees and expenses. This sum is expected to be provided by the following: (i) approximately $78.0 million in equity contributions to the Purchaser by the Trivest Investors (reduced by the cash and the aggregate value (at $34.75 per share) of the shares of Common Stock contributed to the Purchaser by the Eligible Persons) and the Management Group; (ii) borrowings of approximately $63.1 million under a $145.0 million senior secured credit facility to be obtained by the Purchaser, WinsLoew and its subsidiaries pursuant to a commitment letter, dated as of April 27, 1999, from BankBoston; (iii) the issuance by WinsLoew of approximately $135.0 million aggregate principal amount of senior subordinated notes that the Purchaser expects to issue based upon a letter from Bear Stearns to the effect that, as of May 12, 1999 and subject to certain conditions, it was highly confident that it could arrange for the sale of such notes in connection with the Merger; and (iv) approximately $6.1 million of WinsLoew's expected cash on hand. The bank financing commitment includes $75.0 million in term loans, a $30.0 million revolver and a $40.0 million acquisition line for subsequent acquisitions by WinsLoew, all to be secured by first-fee mortgages on owned real estate and first priority security interests in substantially all of WinsLoew's assets. The BankBoston commitment letter is subject to customary conditions, and the Bear Stearns highly confident letter does not constitute a commitment or undertaking by Bear Stearns to place or purchase the senior subordinated notes and does not ensure the successful placement or completion of the offering of such notes; moreover, the Bear Stearns letter sets forth only its expectation as of May 12, 1999 with respect to its ability to arrange a sale of the notes in connection with the Merger. Except for the BankBoston and Trivest commitment letters, there are no firm commitments from any person to provide equity, provide senior financing, purchase the Company's senior subordinated notes or provide any other financing for the Merger, and there can be no assurance that any such financing will be obtained. See "SPECIAL FACTORS--Purpose and Reasons of the Affiliates for the Merger."


         Cash Financing for the Merger. The cash financing for the Merger is expected to be provided by as follows:


                                Source of Funds                                       Amount
                                ---------------                                       ------
Cash contribution to the Purchaser by the Trivest Partnerships(1) .......          $ 70,573,000
Cash contribution to the Purchaser by the individual Trivest Investors ..                    --
Cash contribution to the Purchaser by the members of the Management Group               650,000
Expected Cash on hand of WinsLoew .......................................             6,100,000
Senior Secured Credit Facility ..........................................            63,100,000
Senior Subordinated notes ...............................................           135,000,000
    Total ...............................................................          $276,423,000

(1) The amount of the cash contribution of the Trivest Partnerships will be reduced by an amount equal to the aggregate value (at $34.75 per share) of any shares of Common Stock contributed to the Purchaser by the Eligible Persons.

         Credit Facility. The BankBoston commitment letter provides, subject to various conditions mentioned below, for a total of $145.0 million financing in the form of (i) two groups of term loans, the Term A loans for $25.0 million and the Term B loans for $50.0 million, (ii) revolving loans for up to $30.0 million, including letters of credit, and (iii) revolving loans for permitted acquisitions for up to $40.0 million. Subject to certain restrictions, WinsLoew will be able to use the senior credit facility for its working capital and general corporate purposes.

         Repayment. The different loans under the senior credit facility will be due as follows:

         - The revolving loans -- five and a half years after the consummation of the merger;

         -        The acquisition loans -- 33.3% in each of 2002, 2003 and 2004;

         -        The Term A loans -- 12.0% in 2000, 12.0% in 2001, 24.0% in
                  2002, 24.0% in 2003 and 28.0% in 2004; and

         -        The Term B loans --1.0% in each of 1999, 2000, 2001, 2002,
                  2003 and 2004 and 47.0% in each of 2005 and 2006.

         The Term A loans may be drawn in two stages. If the Pompeii acquisition has not occurred on or prior to the Transaction, the initial draw under Term A loans will be $5.0 million with the balance of $20.0 million to be funded upon consummation of the Pompeii acquisition. The remaining $20.0 million commitment to Term A loans will terminate if it has not been drawn in conjunction with the funding of the Pompeii acquisition on or prior to September 30, 1999. See "BUSINESS OF THE COMPANY--Background--Recent Developments."

         Availability under the revolving loans will be limited to the sum of
(i) 85% of combined eligible accounts receivable, plus (ii) 60% of combined eligible inventory.

         The revolving loans for acquisitions will be used to fund permitted acquisitions after the Merger, excluding the pending Pompeii acquisition. These loans will be available on a revolving basis through December 31, 2001. Amounts not drawn by that date will be canceled.

         WinsLoew will be permitted to repay any of its borrowings, or reborrowings in the case of the revolving loans, under the senior credit facility without paying a premium or penalty, other than payment of breakage costs and reimbursement of the lenders' actual re-employment costs under certain circumstances.

         Also, it is mandatory that WinsLoew repay any outstanding borrowings out of certain net cash proceeds WinsLoew receives from the following events:

         - 100% of sales of assets so long as WinsLoew's leverage ratio is greater than or equal to 3.0:1, except for sales in the ordinary course of business and subject to certain exceptions, including the right to reinvest the proceeds in its business under certain circumstances;

         - 100% of permitted debt issuances, subject to certain exceptions;

         - 100% of permitted equity issuances (50% for an initial public offering), subject to certain exceptions; and

         - 50% of annual excess cash flow (25% when the leverage ratio is less than 3.0:1).

         Security; Guaranty. Each of WinsLoew's direct and indirect domestic subsidiaries will guarantee WinsLoew's obligations under the senior credit facility. The following will secure its obligations under the senior credit facility and each of the guarantors under its guarantee:

         - a security interest in substantially all of WinsLoew's assets and the assets of the subsidiary guarantors; and

         - a pledge of all of the capital stock of each of WinsLoew's direct and indirect domestic subsidiaries.

         Interest. At WinsLoew's option, the interest rates under the senior credit facility will be either: (1) the base rate, which is the higher of the prime lending rate or 0.5% in excess of the federal funds effective rate, plus a margin, or (2) adjusted LIBOR plus a margin. The margins of the different loans under the senior credit facility will vary according to a pricing grid based upon WinsLoew's consolidated leverage ratio as follows:

         - on each of the Term A loans and revolving loans (including acquisition loans), the margins will range from 0.75% to zero for the base rate or from 2.75% to 1.75% for adjusted LIBOR; and

         - on the Term B loans, the margins will range from 1.25% to 0.75% for base rate or from 3.25% to 2.75% for adjusted LIBOR.

         Fees. WinsLoew has agreed to pay certain fees in connection with the senior credit facility, including: (1) letter of credit fees; (2) agency fees; and (3) commitment fees. Commitment fees are payable at a rate per annum of 0.5% on the undrawn amounts of the revolving loans but (i) may reduce to 0.375% depending upon our consolidated leverage ratio and (ii) will be 0.75% until WinsLoew borrows more than $20.0 million for acquisitions.

         Covenants. The senior credit facility will require that WinsLoew meet certain financial tests which include a maximum leverage ratio, a minimum interest coverage ratio and minimum EBITDA levels. The senior credit facility will also contain covenants which, among other things, will restrict WinsLoew's ability, subject to certain exceptions, to do the following:

         -        incur liens;

         -        engage in transactions with affiliates;

         -        incur indebtedness;

         -        declare dividends or redeem or repurchase capital stock;

         -        make loans and investments;

         - engage in mergers, acquisitions, consolidations and asset sales;

         -        acquire assets, stock or debt securities of any person;

         -        amend our articles of incorporation; and

         -        make capital expenditures.

         The senior credit facility will also require that WinsLoew satisfy certain customary affirmative covenants and make certain customary indemnifications to its lenders and the administrative agent under the senior credit facility.

         Events of Default. The senior credit facility will contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to certain other indebtedness and a change in control.

         The definitive agreements for the senior credit facility to be provided under the BankBoston commitment letter have not been reached. Accordingly, the provisions described herein may change as a result of the negotiation of definitive agreements. It is a condition to the BankBoston financing that definitive agreements be entered into. In addition, it is anticipated that the obligation of BankBoston to provide financing will be subject to the satisfaction of certain other conditions, including among others: (i) the satisfaction of all conditions precedent to the Merger and BankBoston's satisfaction with the terms and documentation for the Merger; (ii) evidence that the Trivest Partnerships have invested not less than $78.0 million to acquire WinsLoew (including Pompeii); and (iii) WinsLoew shall have received the net proceeds from not less than $130.0 million aggregate principal amount of senior subordinated notes on terms and conditions satisfactory to BankBoston.

          Senior Subordinated Notes. The Company expects to issue the senior subordinated notes at the Effective Time in a private placement for resale pursuant to Rule 144A under the Securities Act of 1993, as amended. The Purchaser has received a "highly confident letter," dated May 12, 1999, from Bear Stearns which states that, as of such date and based upon and subject to current market conditions and the information concerning WinsLoew and Pompeii supplied to Bear Stearns by or on behalf of the Purchaser, Bear Stearns was highly confident of its ability, as lead manager, to place the senior subordinated notes. The Bear Stearns letter does not constitute a commitment or undertaking by Bear Stearns to place or purchase the senior subordinated notes and does not ensure the successful placement or completion of the offering of such notes; moreover, the letter sets forth only Bear Stearns' expectation as of May 12, 1999 with respect to its ability to arrange a sale of the notes in connection with the Merger.

         It is currently contemplated that the senior subordinated notes will
(i) be unsecured, general obligations of the Company, (ii) mature on the eighth anniversary of issuance, (iii) bear interest at a fixed rate to be determined,
(iv) have no mandatory redemption requirements prior to maturity, (v) not be redeemable prior to the fourth anniversary after issuance and thereafter at premiums to par (except that up to 35% of the original aggregate principal amount may redeemed at the Company's option, in whole or in part, during the first three years after issuance with proceeds from one or more public equity offerings, at a price to be determined) and (vi) contain standard high yield covenants typical for a transaction of this nature.

         The highly confident letter is subject to each of the following: (i) all terms and conditions of the notes and the offering of the notes, including, but not limited to, coupon, price, maturity and covenants; (ii) the terms and conditions of all of the other components of financing for the Merger; (iii) the terms of, and the execution of documentation related to the Merger and the financing, including, but not limited to loan agreements for the senior credit facility, a definitive note purchase agreement and a definitive registration rights agreement with respect to the notes, (iv) no material adverse change in the business, prospects, condition (financial or otherwise) or material adverse change in the business, prospects, condition (financial or otherwise) or results of operations of WinsLoew or Pompeii; (v) completion of due diligence regarding WinsLoew relating to the examination of accounting, legal, regulatory, tax, labor, insurance, pension and environmental liabilities (actual or contingent), material contracts, leases and debt agreements; (vi) nothing coming to Bear Stearns' attention regarding WinsLoew that contradicts or calls into question
(A) the information previously provided to Bear Stearns by or on behalf of the Purchaser or (B) the results of Bear Stearns' financial due diligence investigation; (vii) satisfactory completion of due diligence on Pompeii; (viii) no material adverse change in market conditions for new issues of high yield debt; (ix) no material adverse change in conditions of the financial and capital markets generally, and (x) the Purchaser's and WinsLoew's full and complete cooperation with respect to the marketing of the notes. The acceptability of each of the foregoing will be made in the sole discretion of Bear Stearns' Commitment Committee. The termination of the agreement governing the acquisition of Pompeii pursuant to its terms would not, in and of itself, cause Bear Stearns to change its opinion, as of May 12, 1999, of its ability to place the notes.

         Contributed Equity Financing. Members of the Management Group and the Trivest Investors will contribute shares of Common Stock to the Purchaser in exchange for shares of Purchaser common stock in the respective amounts shown below and thereby relieve the Purchaser of the need to finance the payment of Cash Merger Consideration for Common Stock in WinsLoew totaling approximately $6.8 million. The Trivest Partnerships do not currently hold any shares of Common Stock. Accordingly, all shares of Common Stock contributed to the Purchaser will be from the individual Trivest Investors and members of the Management Group; provided, however, that certain WinsLoew shareholders who will be limited partners of Trivest Furniture Partners, Ltd. will make a capital contribution of a portion of their shares of WinsLoew Common Stock to Trivest Furniture Partners, Ltd., which will then contribute such shares to the Purchaser in exchange for shares of Purchaser common stock.

                                      Shares of              Value of WinsLoew
                                WinsLoew Common Stock           Common Stock
       Person or Entity             Contributed to        Contributed to Purchaser
----------------------------          Purchaser           ------------------------
                                ---------------------
Management Group:
   Bobby Tesney ............           33,324                    $1,158,000
   R. Craig Watts ..........           25,007                       869,000
   Vincent A. Tortorici, Jr.            8,633                       300,000
   Rick J. Stephens ........           12,950                       450,000
Trivest Partnerships .......           28,777                     1,000,000
Trivest Directors:
   Earl W. Powell ..........           57,554                     2,000,000
   Phillip T. George, M.D ..           28,777                     1,000,000
     Total .................          195,022                    $6,777,000

Expenses of the Transaction

         Assuming the Merger is consummated, the estimated costs and fees in connection with the Merger, financing and the related transactions that will be paid by WinsLoew are as follows:


                      Cost or Fee                         Estimated Amount
                      -----------                         ----------------
Financial advisory fees..............................      $
Senior note underwriting commissions.................
Bank commitment fees.................................
Legal fees...........................................
Accounting fees......................................
Printing and mailing fees............................
Solicitation expenses................................           6,500
Commission filing fees...............................          49,915
Other regulatory filing fees.........................
Miscellaneous........................................
                                                           ----------
                                                           $
                                                           ==========


         See "SPECIAL FACTORS--Opinion of Financial Advisor" for a description of the fees to be paid to Mann Armistead in connection with its engagement. For a description of certain fees payable to the members of the Special Committee, see "SPECIAL FACTORS--Conflicts of Interest."

         For a description of WinsLoew's obligation, even if the Merger is not consummated, to pay or reimburse the Purchaser for expenses incurred by the Purchaser in connection with the Merger, see "THE MERGER--Expenses" and "--Termination Fee."

Regulatory Approvals

         WinsLoew is not aware of any license or regulatory permit which is material to the business of WinsLoew and which is likely to be adversely affected by the Merger or of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to effecting the Merger.

Accounting Treatment

         The Merger will be treated as a purchase business combination for accounting purposes.

                        RIGHTS OF DISSENTING SHAREHOLDERS

         Under Florida law, WinsLoew shareholders have no right to an appraisal of the value of their shares in connection with the Merger.

                         FEDERAL INCOME TAX CONSEQUENCES


         The following is a discussion of the material federal income tax consequences of the Merger to the holders of Common Stock. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to the holders of Common Stock as described herein. The following discussion is addressed to a shareholder that holds Common Stock as a capital asset and that, for federal income tax purposes, is a U.S. citizen or resident or a domestic corporation, partnership, trust or estate. This discussion does not purport to deal with all aspects of taxation that may be relevant to a particular shareholder in light of his, her or its particular circumstances or to certain types of taxpayers subject to special treatment under the federal income tax law, including financial institutions, broker-dealers, foreign persons, persons holding Common Stock as part of a straddle, "synthetic security" or other integrated investment (including a "conversion transaction") or persons who acquired their Common Stock through the exercise of an employee stock option or otherwise as compensation.

         A holder of Common Stock will recognize capital gain or loss for federal income tax purposes on each share of Common Stock exchanged for the Cash Merger Consideration pursuant to the Merger. The amount of gain or loss recognized on a share will be equal to the difference between $34.75 and the holder's basis in the share. The gain or loss will be long-term capital gain or loss in the case of shares held for more than one year as of the date of the Merger. In the case of individuals, trusts and estates, net capital gain for a taxable year (that is, the excess of net long-term capital gain for the taxable year over any net short-term capital loss for the year) is subject to a maximum federal income tax rate of 20 percent. Receipt of the Cash Merger Consideration in exchange for Common Stock pursuant to the Merger also may be a taxable transaction under applicable state, local and foreign tax laws.


         A holder of Common Stock may be subject to backup withholding at the rate of 31 percent with respect to Cash Merger Consideration received pursuant to the Merger, unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholdings rules. To prevent the possibility of backup withholding on payments made to certain holders with respect to shares of Common Stock pursuant to the Merger, each holder must provide the Disbursing Agent with his, her or its correct TIN by completing a Form W-9 or Substitute Form W-9 (or, in the case of a foreign person, must provide to the Disbursing Agent a properly completed Form W-8 or Substitute Form W-8). A holder of Common Stock that does not provide his, her or its correct TIN, when required to do so, may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as to backup withholding. Any amount withheld under these rules will be refundable or creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. WinsLoew (or its agent) will report to the holders of Common Stock and to the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, withheld with respect thereto.

         THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH IN THIS PROXY STATEMENT ARE FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES FOR A PARTICULAR SHAREHOLDER WILL DEPEND UPON THE FACTS AND CIRCUMSTANCES APPLICABLE TO THAT SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISER TO DETERMINE THE TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDER IN LIGHT OF HIS, HER OR ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND ANY POSSIBLE CHANGES IN THOSE LAWS. THE FOREGOING DISCUSSION MAY NOT APPLY TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION.

                             BUSINESS OF THE COMPANY

Background


         WinsLoew is a leading designer, manufacturer and distributor of a broad offering of casual outdoor furniture and seating products sold either into the retail channel (commonly referred to as the residential market) or non-retail channels (commonly referred to as the contract markets). WinsLoew's casual furniture, which is marketed to both residential and contract markets, includes chairs, chaise lounges, tables, umbrellas and related accessories, generally constructed from aluminum, wrought iron, wood or fiberglass. WinsLoew's seating products, which are marketed exclusively to the contract market, include wood, metal and upholstered chairs, sofas and love seats that are offered in a variety of finish and fabric options. All of WinsLoew's casual and seating furniture products are manufactured pursuant to customer orders. Management believe that the Company's success is attributable to its proven ability to consistently deliver high quality, innovatively-styled products on a timely basis with superior customer service. WinsLoew also manufactures certain ready-to-assemble ("RTA") furniture products that are designed for household use and distributed through various retail channels.

         WinsLoew markets its casual furniture products under the Winston(R) brand name through approximately 25 independent sales representatives to over 800 active customers, primarily to specialty patio furniture stores located throughout the United States. WinsLoew also markets its casual furniture products under the Texacraft(R) and Tropic Craft(R) brand names, primarily through its in-house sales force, to lodging and restaurant chains, country clubs, apartment developers and managers, architectural design firms, municipalities and other commercial users in the contract markets. WinsLoew offers over 20 separate style collections of casual furniture products for the residential market, each of which is comprised of numerous pieces available in various combinations of finishes and fabrics, and offers numerous casual furniture products for the contract market. WinsLoew's target market is the medium to upper-end category of the casual furniture market, with suggested retail prices for a table and four chairs typically ranging from $700 to $1,800.

         WinsLoew markets its seating lines under the Loewenstein(R) and Gregson(R) brand names through approximately 40 independent sales organizations that employ an aggregate of approximately 120 sales representatives to a broad customer base including lodging and restaurant chains, architectural design firms, sports facilities, schools, healthcare facilities, office furniture dealers, retail store planners and other commercial and institutional users in the contract markets. WinsLoew's seating products include over 300 distinct models of chairs ranging from traditional to contemporary styles, as well as reception area love seats, sofas and stools. As such, WinsLoew's seating products have a broad range of commercial and institutional uses, including, among others, in-room lodging seating, stadium luxury box seating, restaurant and lounge seating and classroom seating. WinsLoew designs, assembles and finishes its seating products with component parts from a variety of suppliers, including a number of European manufacturers. Management believes that the Company's success in distinguishing its seating products from those of its competitors is due in part to its long-standing and frequently exclusive relationships with a number of leading Italian designers and manufacturers. These relationships enable WinsLoew to offer products incorporating unique designs and sophisticated manufacturing techniques that are generally unavailable in the United States. WinsLoew recently entered into a three year contract with an international lodging company under which WinsLoew is a preferred supplier of upholstered seating products for its lodging chains. In 1998 and 1999, WinsLoew also provided all of the skybox seating for three new stadiums in the United States.

         WinsLoew has undertaken a number of initiatives in recent years to strengthen and grow its core casual furniture and seating businesses. WinsLoew has focused its resources on its core business and disposed of non-core or unprofitable operations. In 1997, WinsLoew sold its wrought iron furniture business, and in 1998 WinsLoew discontinued and sold or liquidated certain of its RTA operations. WinsLoew embarked on an acquisition program to broaden its core product offering that, to date, has resulted in the acquisition of Tropic Craft (a manufacturer of casual furniture sold into the contract markets) and the pending acquisition of Pompeii (a manufacturer of upper-end casual furniture sold into both the residential and contract markets). Over the course of this period WinsLoew also implemented a strategic operating plan to enhance its operating efficiencies and controls and improve its market position. For example, WinsLoew reconfigured the manufacturing processes within its facilities and realigned production between certain facilities.

         History


         Merger of Winston and Loewenstein. WinsLoew was formed in December 1994 through the merger of Winston Furniture Company, Inc. ("Winston") and Loewenstein Furniture Group, Inc. ("Loewenstein") with and into WinsLoew, a newly-formed corporation that was formed for the purpose of the merger. As a result of the merger, (i) each outstanding share of Winston common stock was converted into 1.00 shares of WinsLoew Common Stock, and each outstanding share of Loewenstein common stock was converted into 1.05 shares of WinsLoew Common Stock.


         Winston History. Winston, a designer, manufacturer and distributor of casual furniture for both the residential and contract markets, began business in October 1975 as a division of Marathon Corporation. In March 1986, Winston management and certain other investors acquired the aluminum furniture business of that division in a leveraged buyout. Winston acquired the wrought iron and tubular steel furniture business of the Lyon-Shaw, Inc., a division of B.B. Walker Company ("Lyon Shaw"), in November 1986. In August 1987, Winston completed an initial public offering of its shares. In December 1988, Winston management, other employees and affiliates of the Trivest Partnerships purchased Winston in a leveraged buyout. Following the December 1988 buyout, Winston expanded its manufacturing facilities, focused on its core business and reduced its outstanding indebtedness. In February 1993, Winston completed its initial public offering and used the net proceeds received therefrom to further reduce outstanding indebtedness. In September 1994, Winston acquired substantially all of the assets of Texacraft, Inc., a Texas corporation ("Texacraft"), which was a privately held manufacturer of aluminum furniture for the contract market.

         Loewenstein History. Loewenstein, Inc. was founded in 1967 and acquired in February 1985 by Atlantis Plastics, Inc., a publicly-traded plastics company and an affiliate of the Trivest Partnerships. In 1987 and 1988, Atlantis acquired (i) Southern Wood Products, Inc. ("Southern Wood"), a manufacturer of promotionally priced RTA furniture; (ii) Gregson Furniture Industries, Inc. ("Gregson"), a manufacturer of traditional and transitional styled seating for the office and institutional markets; and (iii) Excel Office and Contract, Inc. ("Excel"), a manufacturer of contemporary and traditional styled seating for the office furniture market. Loewenstein, Inc., Southern Wood, Gregson and Excel represented the furniture group of Atlantis (the "Atlantis Furniture Group"). In April 1991, former management and employees of the Atlantis Furniture Group and certain affiliates of the Trivest Partnerships formed Loewenstein, which concurrently therewith purchased the Atlantis Furniture Group. In September 1993, Loewenstein completed its initial public offering of Loewenstein common stock and used the net proceeds to retire substantially all of its outstanding indebtedness and for working capital. In November 1993, Loewenstein acquired substantially all of the assets of Shaffield Industries, Inc., a Tennessee corporation, and certain of its affiliates (collectively, "Shaffield"). The assets acquired consisted of substantially all of the assets used by Shaffield in its business as a vertically-integrated manufacturer of RTA furniture, including futons, chairs, tables and related accessories marketed under the trademark From the Source(R). In February 1994, Loewenstein acquired New West Industries, a California corporation ("New West"). New West was a manufacturer of RTA furniture, including futons, chairs and related accessories.


         Recent Developments

         Sale of Excel. During the fourth quarter of 1995, WinsLoew disposed of the assets of its Excel business.

         Sale of Lyon Shaw. During the third quarter of 1997, WinsLoew disposed of certain assets of its Lyon Shaw wrought iron furniture manufacturing business in the casual furniture product line.

         Tropic Craft Acquisition. During the third quarter of 1998, WinsLoew acquired the stock of Villella, Inc. d.b.a. Tropic Craft Aluminum Furniture Manufacturers ("Tropic Craft"), a manufacturer of aluminum casual furniture sold into contract markets.


         Pompeii Acquisition. During the fourth quarter of 1998, WinsLoew entered into a Stock Purchase Agreement with the shareholders of Pompeii, a manufacturer of aluminum casual furniture sold into contract and residential markets. For the year ended December 31, 1998 and the quarter ended March 31, 1999, Pompeii had net revenues of $14.5 million and $3.4 million, respectively, and EBITDA of $3.3 million and $700,000, respectively. The Stock Purchase Agreement provides for a cash purchase price of $17.4 million. The closing of the Pompeii acquisition is expected to occur contemporaneously with the Merger or later in the third quarter of 1999, once certain conditions related to the Pompeii facility in Miami, Florida are met by the selling shareholders.

         RTA Operations. During 1997, WinsLoew adopted a plan to dispose of its RTA operations and recorded a pretax non-cash charge totaling $12.4 million in the fourth quarter of 1997 relating to the disposal of the RTA operations. During 1998, WinsLoew sold its equity interest in the Continental Engineering Group, Inc. subsidiary, which WinsLoew had acquired in February 1995. In addition, WinsLoew liquidated the assets related to its New West futon business. WinsLoew subsequently decided to retain its third RTA entity (Southern Wood) due to improved profitability and, accordingly, has reclassified its Southern Woods results to continuing operations.


         Reference is made to Note 2 of the Company's Consolidated Financial Statements for additional information with respect to the Company's discontinued operations, acquisitions and dispositions, including the completed Tropic Craft acquisition.


Competitive Strengths

         Management believes that WinsLoew has achieved its leading market position by capitalizing on the following key competitive strengths.

         Reputation for Producing High Quality Products. WinsLoew's reputation for providing customers with high quality products is built upon its use of superior structural designs, aesthetic styling, sophisticated manufacturing techniques and strict quality control standards. WinsLoew begin its design process by identifying trends in style and other design elements through independent research and independent designers. Reflecting its focus on both sales and manufacturing, WinsLoew also solicits opinions from its sales representatives, dealers and other customers, its engineering department and, in the case of its seating lines, the Company's European suppliers. WinsLoew also employs a number of manufacturing processes that differentiate its products from those of its competitors. For example, at its Loewenstein plan, WinsLoew uses an electrostatically applied ultraviolet cured wood finishing system for its seating products that produces one of the most consistent, durable and vibrant finishes in the industry. Finally, to ensure that only the highest quality products are shipped to our customers, WinsLoew examines all seating products during the manufacturing process. WinsLoew's focus on quality is evidenced by its actual warranty claims, which, over the past five years, have approximated only 0.8% of total sales. WinsLoew's reputation for producing high quality products is further evidenced by its receipt of the Casual Furniture Retailer Association's prestigious "Manufacturer's Leadership Award" three times and its recognition as a finalist every year since the award's inception in 1990. The criteria for this award include quality, design, merchandising, customer service and ethics.

         Unique Delivery Capabilities. WinsLoew is committed to shipping its furniture products on a timely and reliable basis because it is critical to both its casual furniture and seating customers. It is particularly important to the Company's casual furniture retailers because of their short selling season, general desire to minimize inventory levels and need to offer their customers products that will be available at the time of or soon after purchase. WinsLoew's commitment to timely delivery to these retailers is exemplified by its policy of paying freight charges under its "Quick Ship" program if shipment is not made within 15 working days from credit approval of a customer's order. Since WinsLoew introduced this programs, it has never had to pay freight charges. In addition, WinsLoew's ability to deliver its products on an "in time on time" basis is critical to its contract market customers, since they need to receive the Company's casual furniture or seating products according to particular schedules in order to meet their own construction or operating deadlines. To the knowledge of management, the Company has never failed to deliver under its contractual arrangements in the contract markets (except for events beyond the Company's control). WinsLoew's "Quick Ship" program and its commitment to "in time and on time" delivery are unique in the furniture manufacturing industry and distinguish WinsLoew from its competitors.

         Continual Focus on Customer Service. Many of WinsLoew's customers require unique product features that vary from the broad range of products that the Company offers at any given time. Consequently, WinsLoew works closely with its customers in the contract markets to provide customized seating products that meet their particular needs by modifying the Company's product designs, manufacturing processes, finishes and fabrics. WinsLoew has the ability to offer such customized products quickly and cost effectively due to its flexible processes and trained sales staff knowledgeable in the design, manufacture, variety and decor applications of its products. In addition, WinsLoew assists retailers by offering special sales programs, short lead-times and extensive point-of-sale and other marketing materials. All of these services are geared toward assisting the Company's customers improve the profitability of their businesses.

         Strong Distribution Relationships. WinsLoew believes that its ability to satisfy the end customer through high quality products, timely delivery and a focus on total customer service has resulted in strong relationships with its sales representatives and distributors. As a result, these constituencies assist the Company by providing valuable market insight, new product feedback and a unique dedication to the success of the Company's products. For example, WinsLoew's independent sales representatives consistently provide it with market information and feedback that enable it to adapt products to better meet customer demands. Many of these representatives also help WinsLoew in identifying key trends that assist WinsLoew in managing its business. They are also involved in WinsLoew's new product design process. In addition, a portion of WinsLoew's seating sales are generated each year through customer referrals from its design consultants and independent sales representatives.

         Experienced Management Team with Significant Ownership. WinsLoew's experienced and dedicated management team has been instrumental in its success and represents one of its key competitive advantages. Each member of WinsLoew's senior management team has worked with the Company for over 10 years and has extensive experience in the furniture manufacturing industry. Bobby Tesney, the President and Chief Executive Officer, leads the management team and has over 20 years of industry experience. WinsLoew also benefits from the experience and expertise of Trivest, whose affiliated investment partnerships currently hold approximately 23.7% of the Common Stock. Trivest has provided strategic consulting, acquisition and other advice since 1988. Earl Powell, the President and Chief Executive Officer of Trivest, has served as the Chairman of the Board of WinsLoew and its predecessors for over 10 years.

Growth Strategies

         WinsLoew's strategic objective is to further enhance its leading market position in the casual and contract furniture markets. WinsLoew plans on achieving this objective through the continued implementation of the following strategies:

         Increase Penetration of Existing Customers. WinsLoew is constantly working towards increasing its sales to its existing customer base. WinsLoew will continue to emphasize high quality products, timely delivery and customer service together with innovatively styled new product designs, to increase penetration of existing customers. Over the past several years, WinsLoew's network of specialty retailers has continually increased the share of retail floor space dedicated to the Company's products, which has resulted in increased sales.

         Attract New Customers. WinsLoew has undertaken a number of programs to expand its customer base in existing markets and enter new markets. These efforts include, for example, the use of market focused sales personnel and private labeling as well as the targeting of national specialty stores. In the seating business, WinsLoew is in the midst of establishing selected sales groups to focus on certain specialty end markets. The first such group was recently established to focus exclusively on selling seating products in the lodging industry. As a result of this effort, WinsLoew is currently negotiating with a national lodging chain to become a preferred supplier for various seating products. Through its private labeling program, WinsLoew is seeking to take advantage of the trend towards outsourcing. In the residential market, WinsLoew is targeting national specialty stores that offer home design products, including outdoor casual furniture. Management believes that by targeting such rapidly growing specialty retailers, WinsLoew will be able to leverage its growth and national presence without significantly increased selling and marketing expenses.

         Selectively Introduce New Products. WinsLoew annually refreshes its product line with new designs and styles and periodically introduces new complementary products. Each year WinsLoew undergoes a design process that results in the introduction of newly designed casual furniture and seating products. WinsLoew's design process involves all aspects of the Company, including senior management, manufacturing, in-house sales force, distributors and independent sales representatives in order to design new furniture styles which are easy to manufacture, attractive and innovative. WinsLoew also periodically adds new products that complement its existing product offering. For example, WinsLoew recently expanded its product line to include tables for lobbies and other common areas in the hospitality industry. In order to minimize its capital investment however, WinsLoew is currently purchasing these tables from third party suppliers.

         Pursue Complementary Acquisitions. WinsLoew continually reviews acquisition opportunities that augment or complement its existing operations or provide entry into new geographic markets. WinsLoew also seeks to improve the efficiency of its acquired companies by reducing overhead, leveraging sales and distribution, achieving raw material purchasing savings and improving manufacturing operations. Tropic Craft, for example, which WinsLoew acquired in 1998, provides an increased presence in the contract markets for casual furniture. Similarly, management expects Pompeii to provide WinsLoew with a leading brand in the upper end of the casual furniture market, as well as a significant opportunity to achieve operating efficiencies.

Products and Markets

         The Company designs, manufactures and distributes three principal product lines:

         - casual furniture for both the residential and contract markets;

         -        seating designed for the contract markets; and

         -        RTA furniture designed for household use.

         Casual Furniture

         The Company markets its casual furniture products, consisting principally of medium to upper-end indoor and outdoor furniture, under the Winston(R), Texacraft(R) and Tropic Craft(R) brand names. The following is a summary of the Company's principal products and customers.


                 Brand                            Principal Products                  Principal Customers
                 -----                            ------------------                  -------------------

Winston.............................     Residential casual furniture          Over 800 active customers,
                                         constructed of extruded and tubular   consisting of specialty patio
                                         aluminum.                             stores, full-line furniture
                                                                               retailers and department stores.

Texacraft...........................     Contract casual furniture             Lodging and restaurant chains,
                                         constructed of aluminum, wrought      country clubs, apartment developers
                                         iron, wood and fiberglass.            and managers, architectural design
                                                                               firms, municipalities and other
                                                                               commercial users.

Tropic Craft........................    Contract casual furniture              Lodging and restaurant chains,
                                        constructed of aluminum, wrought       country clubs, apartment developers
                                        iron, wood and fiberglass.             and managers, architectural design
                                                                               firms, municipalities and other
                                                                               commercial users.

         The Company currently manufactures and sells over 20 separate style collections of casual furniture products that include traditional, European, and contemporary design patterns. Within each style collection there are multiple products including chairs, tables, chaise lounges and accessory pieces such as ottomans, cocktail tables, end tables, tea carts and umbrellas constructed of extruded, tubular and cast aluminum, steel, wrought iron, wood and fiberglass. We offer chairs with glider action, adjustable positions and rocking and swivel motions, as well as a selection of restaurant and outdoor seating and site furnishings. Our casual seating products feature cushions and vinyl strapping in a variety of colors and patterns. All of our casual furniture products feature a durable painted finish, which is also offered in a wide selection of colors. The suggested retail prices for a residential table and four chairs currently range from approximately $700 to $1,800.

         Seating


         The Company markets its seating products under the Loewenstein(R) and Gregson(R) brand names. The following is a summary of the Company's principal products and customers:


                 Brand                            Principal Products                     Principal Customers
                 -----                            ------------------                     -------------------

Loewenstein..........................    Contemporary, transitional and         Lodging and restaurant chains,
                                         traditional seating for commercial     architectural design firms, sports
                                         and institutional uses.                facilities, schools, healthcare
                                                                                facilities, office furniture
                                                                                dealers, retail store planners and
                                                                                other commercial and institutional
                                                                                users in the contract markets.

Gregson..............................    Traditional office and other           Office furniture dealers and lodging
                                         institutional seating.                 chains.

          The Company's seating products (other than the casual products described above) include over 300 distinct models of wood, metal and upholstered chairs in contemporary, traditional and transitional styles, as well as reception area love seats, sofas and stools. The Company assembles wood frames and finishes them with one of its numerous standard colors or, if requested, to the customer's specification. Metal chairs are available in chrome or in a selection of standard powder coat finishes. For upholstered products, the customer may select from a number of catalog fabrics, vinyls and leathers or may specify or supply its choice of materials. The Company maintains an inventory of unassembled chair components that enables it to respond quickly to large quantity orders in a variety of finish and fabric combinations. See "--Manufacturing." As such, WinsLoew's seating products have a number of commercial and institutional uses, including in-room lodging seating, stadium luxury box seating, restaurant and lounge seating and classroom seating. Sales to Marriott International, Inc., the Company's largest customer in the contract markets, accounted for 10%, 16% and 17% of consolidated net sales in 1996, 1997 and 1998.

         RTA Furniture

         The Company sells its RTA products under the Southern Wood Products(R) brand name to mass merchandisers and catalog wholesalers.

         The Company's RTA products include promotionally priced RTA "spindle" and "flatline" furniture and fully assembled case goods furniture products designed for household use. Our "spindle" products include ready to assemble items such as coffee tables, end tables, wall units and rolling carts. "Flatline" products include ready to assemble items such as book shelves, entertainment centers and tape storage units. Case goods products include fully assembled four drawer chests and three drawer chest and changing towers, with an optional hutch.

         The Company's "spindle" and "flatline" products are sold in a box that contains all components and hardware necessary for home-assembly. Case goods are sold fully assembled and packaged, offering consumers a promotionally priced alternative for household furniture.

Product Design and Development

         The Company continually reviews and evaluates its casual furniture and contract seating furniture designs, and annually adds and discontinues designs that management deems appropriate in order to capitalize on marketing opportunities and trends. The Company generally begins the design process by identifying marketing needs and conceptualizing product ideas through regular meetings of senior management. The Company identifies trends in shapes, colors and patterns through independent research, contacts with its dealers and the occasional use of independent designers. The Company also solicits opinions with respect to trends in styles, colors and other design elements from its sales representatives, dealers and other customers, and its engineering department and other employees prior to final design selection. The Company provides preliminary sketches to its manufacturing personnel and, in the case of its seating lines, its European suppliers, who in turn engineer the product's construction and produce one or more prototypes in preparation for actual full-scale production. The Company generally introduces new products at national or regional furniture markets. The Company's custom design capabilities also allows it to modify styles, materials and production in order to provide customers with products that meet their particular needs. In particular, management believes that an important element of its success in the seating business is its long-standing and frequently exclusive relationships with leading Italian design firms, as well as its proven ability to offer innovative products that are sturdy, aesthetically appealing and scaled for the United States market. Management bases this belief upon its extensive industry experience and discussions with key customers, sales representatives and competitors.

         The Company has generally redesigned or updated approximately one-third to one-half of its casual furniture product lines and 20% of its contract seating product lines annually. The costs of implementing these annual changes have historically included certain: (i) research and development costs; (ii) capital expenditures for tooling; and (iii) advertising and catalog expenses. Shipments of new designs generally begin in September of each year.

Marketing and Sales

         The Company sells substantially all of its products through both its internal sales staff and independent manufacturer's representatives. The Company sells its casual products in the residential market through approximately 30 independent manufacturer's representatives. The Company sells its casual products in the contract market through both company employees and independent sales representatives. The Company sells its seating products through approximately 40 independent sales representative organizations that employ approximately 120 sales associates. The Company sells its RTA products through internal sales staff.

         Each independent representative: (i) promotes, solicits and sells products in an assigned territory, (ii) agrees to assist in the collection of receivables and adjustment of any complaints with regard to his or her sales and
(iii) receives commissions based on the net sales made in his or her territory. The Company determines the prices at which its products will be sold and may refuse to accept any orders submitted by a sales representative for credit-worthiness or other reasons. Independent representatives may carry other products which do not directly compete with our product lines. The Company has long-standing relationships with most of its representatives.

         The Company's marketing program assists its representatives in various ways, including: (i) holding exhibitions at national and regional furniture shows and leasing a year-round showroom at the Merchandise Mart in Chicago, Illinois, (ii) providing retailers with annual four-color catalogs of our products, sample materials illustrating available colors and fabrics, point of sale materials and special sales brochures, (iii) providing information directly to representatives at annual sales meetings attended by senior management and manufacturing personnel, (iv) maintaining a customer service department which ensures that the Company promptly responds to the needs and orders of customers,
(v) maintaining regular contact with key retailers and (vi) conducting ongoing surveys to determine dealer satisfaction.

Backlog

         As of March 26, 1999, backlog of orders was approximately $19.3 million, compared to $18.9 million at March 27, 1998. In accordance with industry practice, the Company generally permit orders to be canceled prior to shipment without penalty. The Company does not consider backlog to be predictive of future sales activity because of the Company's short manufacturing cycle and delivery time, and, especially in the case of casual furniture, the seasonality of sales.

Manufacturing

         The Company produces products at eight manufacturing facilities located throughout the United States. See "--Properties." The Company believe that its facilities are some of the most modern in the furniture industry, and that the efficiencies attributable to these plants are a significant factor in the Company's relatively low manufacturing costs.

         Casual Furniture

         In the manufacturing process, the Company cuts extruded aluminum tubes to size and shapes or bends them in specially designed machinery. The aluminum is then welded to form a solid frame, and the frame is subjected to a grinding and buffing process to eliminate any rough spots that may have been caused during welding. After this process is completed, the frame is cleaned, painted in a state-of-the-art powder coating system and heat cured. The Company then adds vinyl strapping, cushions, fabric slings, or other accessories to the finished frame, as appropriate, packages the product with umbrellas, tempered glass and other accessories, as applicable, and ships it to the customer.

         Management believes that the Company manufactures the highest quality aluminum casual furniture in its price range. The Company welds, not rivets or bolts, the major frame components of its aluminum furniture, thereby increasing the durability and enhancing the appearance of the aluminum product line. The powder coated painting process results in an attractive and durable finish. To ensure that only the highest quality products are shipped to customers, the Company's quality control department has established numerous control check points where the quality of all of our aluminum products is examined during the manufacturing process. These processes allow the Company to offer a two-year frame and finish guarantee on all aluminum products for residential use. Warranty expense to date has been negligible.

         Seating

         The Company assembles most of its contract seating products to order, but does not generally have the same level of vertical integration as is present in the manufacture of its casual product lines. Instead, the Company purchases component parts from a variety of suppliers, including a number of European manufacturers. The principal elements of wood chair assembly include: (i) frame glue-up, (ii) sanding, (iii) seat assembly (in which upholstered seats are constructed from component bottoms, foam padding and cloth coverings) and (iv) painting/lacquering. To provide consistency and speed in this finishing process, the Company utilizes a state-of-the-art conveyorized paint line with electrostatic spray guns and a three-dimensional ultraviolet drying system. For upholstered products, the specified fabric cloth is stretched to the chair frame over foam padding. The Company generally assembles its metal chairs from imported components. After rework and leveling, the Company cartons its chairs to prevent damage in transportation. The manufacturing process also includes a number of product inspections and other quality control procedures.

         RTA Furniture

         For the manufacture of "spindle" products, the Company uses high density particle board and dowels. The Company turns, stains and lacquers all of the spindles. The Company laminates the particle board with a variety of wood grains and solid colors. The Company individually boxes the product with spindles and board, along with any necessary hardware and assembly instructions. For "flatline" products the Company individually boxes the cut laminated particle board, along with necessary hardware and assembly instructions. For case goods, the edges of the cut laminated particle board may be "soft formed" for aesthetic value. The Company then assembles the unit using glue and screws and quality components and hardware, such as self-closing drawer runners, on all units. Finally, the Company packages these fully assembled units for shipment.


Raw Materials and Foreign Sourcing


         The Company's principal raw materials consist of extruded aluminum tubes, woven vinyl fabrics, paint/finishing materials, vinyl strapping, cushion filler materials, cartons, glass table tops, component parts for contract seating, particle board and other lumber products and hardware. Although the Company has no long-term supply contracts, it generally has a number of sources for raw materials and has not experienced any significant problems in obtaining adequate supplies for our operations. Nevertheless, the purchase of aluminum is, from time to time, highly competitive, and its price, as a commodity, is subject to market conditions beyond our control. In addition, fluctuations in lumber prices and the costs of other raw materials have not historically had a material adverse effect on the Company's results of operations.

         However, future price increases could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that its policy of maintaining several sources for most supplies contributes to its ability to obtain competitive pricing.

         A significant portion of the Loewenstein raw materials consist of component chair parts purchased from several Italian manufacturers. The Company views our suppliers as "partners" and work with such suppliers on an ongoing basis to design and develop new products. The Company believes that these cooperative efforts, its long-standing relationships with these suppliers and its experience in conducting on-site, quality control inspections provide it with a competitive advantage over many other furniture manufacturers, including a competitive purchasing advantage in times of product shortages. In addition, in the case of Italian and European suppliers, the Company generally contracts for purchases of such component parts in such manner as to minimize its exposure to foreign currency fluctuations. Although the Company has close working relationships with our foreign suppliers, its future success may depend, in part, on maintaining such or similar relationships. Given the special nature of the manufacturing capabilities of these suppliers, in particular certain wood-bending capabilities, and sources of specialized wood types, the Loewenstein division could experience a disruption in operations in the event of any required replacement of such suppliers. Situations beyond the Company's control, including political instability, significant and prolonged foreign currency fluctuations, economic disruptions, the imposition of tariffs and import and export controls, changes in government policies and other factors could have a material adverse effect on the Company's financial condition and results of operations.

Competition

         The furniture industry is highly competitive and includes a large number of manufacturers, none of which dominate the market. Certain of the companies which compete directly with the Company may have greater financial and other resources than the Company does. Based on its extensive industry experience, management believes that competition in casual furniture and seating is generally a function of product design, construction quality, prompt delivery, product availability, customer service and price. Similarly, management believes that competition in our promotional price niche of the RTA furniture industry is limited, and is based primarily on prompt delivery, product availability, customer service and price.

         Management believes that the Company successfully competes in the furniture industry primarily on the basis of its innovatively-styled product offerings and merchandising programs, the quality of its products, and its emphasis on providing high levels of customer service. Management believes that its residential casual product line has a leading share of the casual furniture market in the geographic region east of the Mississippi River.

         While sales of imported, foreign-produced casual furniture have increased significantly in recent years, the Company's sales have not been adversely affected because such foreign products are generally: (i) limited in design, styles and colors, (ii) of lesser quality than the Company's products, (iii) marketed in the lower-end price range and (iv) not supported with competitive customer service and responsiveness to customers' needs for quick delivery.

         In the contract seating segment, the Company competes with many manufacturers, ranging from large, national, publicly traded entities to small, one-product firms selling to small, geographic markets.

Trademarks and Patents

         The Company has registered the Winston(R), Loewenstein(R), Gregson(R) and Southern Wood Products(R) trademarks with the United States Patent and Trademark Office. Management believes that the Company's trademark position is adequately protected in all markets in which the Company does business. Management also believes that the Company's various trade names are generally well recognized by dealers and distributors, and are associated with a high level of quality and value.

         The Company holds several design and utility patents, and has applications pending for issuance of other design and utility patents. Since management believes that the Company is an innovator of styles and designs, it is the Company's policy to apply for design and utility patents for those designs that management believes may be of significance to its business.

Environmental Matters

         Management believes that the Company complies in all material respects with all applicable federal, state and local provisions relating to the protection of the environment. The principal environmental regulations that apply to the Company govern air emissions, water quality and the storage and disposition of solvents. Compliance with environmental protection laws and regulations has not had a material adverse impact on the Company's financial condition or results of operations in the past and management does not expect compliance to have a material adverse impact in the future.


Properties

         The following table provides information with respect to each of the Company's facilities:

                                                                                       Appr. Building        Owned
              Location                                  Primary Use                      Area (feet)       Or Leased
              --------                                  -----------                      -----------       ---------
Birmingham, AL.................        Corporate headquarters                                 9,800          Owned
Haleyville, AL..................       Casual furniture manufacturing and  offices          155,000          Owned
Haleyville, AL..................       Casual furniture warehouse                            20,000          Owned
Haleyville, AL..................       Casual furniture sewing plant                         30,000          Owned
Chicago, IL.....................       Casual  furniture merchandise mart showroom           12,000         Leased (1)
Houston, TX.....................       Casual furniture manufacturing and  offices           89,500         Leased (2)
Ocala, FL.......................       Casual furniture manufacturing and  offices           49,000          Owned
Pompano Beach, FL...............       Seating manufacturing and  offices                   100,000          Owned
Pompano Beach, FL...............       Seating warehouse                                      6,500         Leased (3)
Liberty, NC.....................       Seating manufacturing and  offices                   126,000          Owned
Sparta, TN......................       Seating manufacturing and  offices                    94,300          Owned
Sparta, TN......................       Seating manufacturing and  offices                    63,260          Owned

(1)      Lease expires August 31, 2002.
(2)      Lease expires April 15, 2005.
(3)      Lease is month-to-month.

         Management believes that the Company's manufacturing facilities in the casual furniture and seating product lines are currently operating, in the aggregate, at approximately 75% of capacity, assuming a one-shift basis. Management considers the Company's present manufacturing capacity to be sufficient for the foreseeable future and believes that, by adding multiple shift operations, the Company can significantly increase the total capacity of its facilities to meet growing product demand with minimal additional capital expenditures. In addition, the Company engages in an ongoing maintenance and upgrading program, and management considers the Company's machinery and equipment to be in good condition and adequate for the purposes for which they are currently used.

Employees

         At March 26, 1999, the Company had approximately 1,044 full-time employees, of whom 33 were employed in management, 127 in sales, general, and administrative positions, and 884 in manufacturing, shipping, and warehouse positions. Full-time employees at March 26, 1999 included approximately 866 hourly and 178 salaried employees.

         The only employees subject to collective bargaining agreements are approximately 123 of the Company's hourly employees in Haleyville, Alabama, who are represented by the Retail, Wholesale, and Department Store Union. The labor agreement between WinsLoew and the union, which expires on July 31, 2001, provides that there shall be no strikes, slowdowns or lockouts. Management considers the Company's employee relations to be good.

Legal Proceedings


         From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of business. The Company maintains insurance coverage against potential claims in an amount which management believes to be adequate. Based primarily on discussions with counsel and management familiar with the underlying disputes, management believes that the Company is not presently a party to any litigation, the outcome of which would have a material adverse effect on the Company's business or operations.

         The Company and the members of the Board have been named as defendants in a lawsuit filed on March 25, 1999 in the Circuit Court of Jefferson County, Alabama, styled Craig Smith v. WinsLoew Furniture, Inc., et al. As of the date of this Proxy Statement, the plaintiff has not yet effected service of process on certain of our directors in this action. The lawsuit purports to be brought as a class action on behalf of all of the Company's shareholders except the defendants and was filed in connection with the Transaction. As of the date of this Proxy Statement, the complaint filed in the lawsuit has not been amended to reflect the increase in the per share merger consideration from $30.00 to $34.75 pursuant to the Second Amended Merger Agreement subsequent to the filing of the complaint.

         The principal substantive allegations set forth in the complaint are that (i) the individual defendants breached fiduciary duties of care and loyalty owed by them as directors to the shareholder plaintiffs, (ii) Mr. Powell and other members of the "management group" breached fiduciary duties owed by them as allegedly controlling shareholders to our other shareholders by, among other things, attempting to acquire 100% equity ownership of the Company for an allegedly "grossly inadequate price" at the alleged expense of the Company's other shareholders, (iii) the Company's announcement of the initial $30.00 per share bid by Trivest Furniture Corporation failed to disclose improving growth prospects, (iv) by virtue of the equity holdings of the "management group" and their alleged "overwhelming control" of the Board, third parties were practically precluded from making competing bids, and (v) the initial per share merger consideration of $30.00 per share is unconscionable, unfair and grossly inadequate and the terms of the merger constituted an unfair and illegal business practice upon our minority shareholders. No other per share amount is specified in the complaint.

         The relief sought by the plaintiff is that (i) the court declare the lawsuit to be a class action and certify the plaintiff as class representative and his counsel as class counsel, (ii) the merger be enjoined or, if not enjoined, that the plaintiffs be granted rescission and rescissionary damages,
(iii) the plaintiff and the alleged class be awarded damages, (iv) the plaintiff be awarded costs and disbursements of bringing the lawsuit, together with fees and expenses of the plaintiff's counsel and experts, and (v) the plaintiff and the alleged class be granted such other relief as the court shall deem just and proper. The complaint does not specify the amount of any damages sought.

         The Company forwarded a claim with respect to this matter to its directors' and officers' insurance carrier and, with the approval of such carrier, has retained legal counsel to represent the Company and the members of the Board. The Company believes that the claims set forth in the lawsuit are without merit and intends to vigorously defend this lawsuit.

                      SELECTED CONSOLIDATED FINANCIAL DATA


         The following selected consolidated financial data as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 are derived from the Consolidated Financial Statements of WinsLoew. The following data has been restated to reflect Southern Wood as a continuing operation (see Note 2 to Consolidated Financial Statements). The selected consolidated financial data as of December 31, 1994, 1995 and 1996 and for each of the two years in the period ended December 31, 1995 are derived from the unaudited consolidated financial statements of the Company and include in the opinion of management, all adjustments necessary to present fairly the data for such periods. Due to the seasonality of the Company's operation and other factors, the results of operations for the three months ended March 26, 1999 may not be indicative of the results that may be expected for the full year. The following selected consolidated financial data should be read in conjunction with WinsLoew's Consolidated Financial Statements and related Notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein.

                                                               Year Ended December 31,                      For the Quarters Ended
                                            -------------------------------------------------------------   ----------------------
                                                                                                            March 27,   March 26,
                                                                                                            ---------   ---------
                                             1994         1995         1996          1997         1998         1998       1999
                                             ----         ----         ----          ----         ----         ----       ----
                                                                   (in thousands, except per share amounts)
Income Statement Data:(1)
Net sales ..............................    $95,561    $ 110,887     $ 117,405     $ 122,145     $141,360    $27,576    $32,910
Cost of sales ..........................     65,060       78,710        78,029        79,431       87,232     17,946     20,031
                                            -------    ---------     ---------     ---------     --------    -------    -------
   Gross profit ........................     30,501       32,177        39,376        42,714       54,128      9,630     12,879
Selling, general and administrative ....     16,303       19,303        21,472        21,427       23,124      4,515      5,725
   expenses
Amortization ...........................      2,000        2,087         1,444           992        1,122        244        316
Non-recurring charges ..................        917           --            --            --           --         --         --
                                            -------    ---------     ---------     ---------     --------    -------    -------
   Operating income ....................     11,281       10,787        16,460        20,295       29,882      2,667      4,667
Interest expense .......................      2,795        3,841         3,083         2,296          635        333        123
                                            -------    ---------     ---------     ---------     --------    -------    -------
Income from continuing operations before
   income taxes and extraordinary item .      8,486        6,946        13,377        17,999       29,247      4,538      6,715
Provision for income taxes .............      3,068        3,489         4,834         6,838       10,947      1,665      2,531
                                            -------    ---------     ---------     ---------     --------    -------    -------
Income from continuing operations before
   extraordinary item ..................      5,418        3,457         8,543        11,161       18,300      4,184      2,873
Income (loss) from discontinued
   operations, net of taxes ............        934       (9,199)         (259)         (718)          --         --         --
Gain (loss) from sale of discontinued
   operations, net of taxes ............         --           --            --        (8,200)       2,031         --         --
Extraordinary item .....................         --        1,698            --            --           --         --         --
                                            -------    ---------     ---------     ---------     --------    -------    -------
Net income (loss) ......................    $ 6,352    ($  4,044)    $   8,284     $   2,243     $ 20,331    $ 2,873    $ 4,184
                                            =======    =========     =========     =========     ========    =======    =======

Basic earnings (loss) per share:
Income from continuing operations before
   extraordinary item ..................    $  0.56    $    0.38     $    0.98     $    1.49     $   2.46    $  0.38    $  0.58
Income (loss) from discontinued
   operations, net of taxes ............       0.10        (1.02)        (0.03)        (0.09)          --         --         --
Gain (loss) from sale of discontinued
   operations, net of taxes ............         --           --            --         (1.10)        0.27         --         --
Extraordinary item .....................         --         0.19            --            --           --         --         --
                                            -------    ---------     ---------     ---------     --------    -------    -------
Net income (loss) ......................    $  0.66    ($   0.45)    $    0.95     $    0.30     $   2.73    $  0.56    $  0.37
                                            =======    =========     =========     =========     ========    =======    =======

Weighted average shares ................      9,655        9,029         8,724         7,484        7,450      7,535      7,220
                                            =======    =========     =========     =========     ========    =======    =======
Diluted earnings (loss) per share:
Income from continuing operations before
   extraordinary item ..................    $  0.56    $    0.38     $    0.98     $    1.48     $   2.40    $  0.37    $  0.56
Income (loss) from discontinued
   operations, net of taxes ............       0.10        (1.02)        (0.03)        (0.10)          --         --         --
Gain (loss) from sale of discontinued
   operations, net of taxes ............         --           --            --         (1.08)        0.27         --         --
Extraordinary item .....................                    0.19            --            --           --         --         --
                                            -------    ---------     ---------     ---------     --------    -------    -------
Net income (loss) ......................    $  0.66    ($   0.45)    $    0.95     $    0.30     $   2.67    $  0.37    $  0.56
                                            =======    =========     =========     =========     ========    =======    =======
Weighted average shares and common share
   equivalents outstanding .............      9,655        9,029         8,730         7,563        7,624      7,683      7,434
                                            =======    =========     =========     =========     ========    =======    =======

                                                                  December 31,                              For the Quarters Ended
                                           -------------------------------------------------------------   ------------------------
                                                                                                            March 27,     March 26,
                                                                                                            ---------     ---------
                                             1994          1995          1996        1997         1998         1998         1999
                                             ----          ----          ----        ----         ----         ----         ----
                                                                                 (In thousands)
Balance Sheet Data:(1)
Working capital .......................    $ 37,711      $ 58,785      $40,102      $29,937      $25,840      $32,205      $33,037
                                                                                                              -------      -------
Total assets ..........................     111,054       104,004       99,950       80,414       84,553       83,948       91,826
                                                                                                              -------      -------
Long-term debt (less current portion) .      39,094        40,130       38,726       15,908        1,400       16,704        6,669
                                                                                                              -------      -------
Total debt ............................      40,893        41,941       40,681       16,423        1,447       17,218        6,704
                                                                                                              -------      -------
Stockholders' equity ..................      60,680        53,228       48,400       51,026       66,226       53,939       67,224
                                                                                                              -------      -------

----------------------------
(1) The ratio of earnings to fixed charges for the fiscal years ended December 31, 1997 and 1998 and the fiscal quarters ended March 27, 1998 and March 26, 1999 was 9-to-1, 4.7-to-1, 15-to-1 and 56-to-1,
         respectively. The book value per share as of December 31, 1998 and March 26, 1999 was $9.08 and $9.36 per share, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

General


         WinsLoew designs, manufactures and distributes casual furniture and seating furniture. WinsLoew's casual furniture products are distributed through independent manufacturer's representatives and are constructed of extruded and tubular aluminum and cast aluminum. These products are distributed through fine patio stores, department stores and full line furniture stores nationwide. WinsLoew's seating products are distributed to a broad customer base, which includes architectural design firms and restaurant and lodging chains.


         During 1997 the Company adopted a plan to dispose of its RTA operations. WinsLoew's RTA products included ergonomically-designed computer workstations, which the Company denoted as "space savers", promotionally-priced coffee and end tables, wall units and rolling carts and an extensive line of futons, futon frames and related accessories. Distribution of RTA furniture products was primarily through mass merchandisers, catalogue wholesalers and specialty retailers. As a result of this decision, the Company recorded a pre-tax non-cash charge totaling $12.4 million in the fourth quarter of 1997 relating to the disposal of the RTA operations. The charge can be summarized as follows:

Write-off of goodwill in connection with sale of assets      $ 3,902,000
Reduction of inventory value                                   2,791,000
Reduction of property to net realizable value                  2,067,000
Reduction of accounts receivable value                         1,390,000
Other liabilities / reserves                                   1,050,000
Accrual for losses through disposition                         1,200,000
                                                             -----------
Total                                                        $12,400,000
                                                             ===========


         The Company planned to sell two of the businesses and liquidate the assets related to the futon business. During 1998 the Company sold one of the businesses, completed the liquidation of the futon business and decided to retain its Southern Wood business due to improved profitability (see Note 2 to the Consolidated Financial Statements). Accordingly, the amounts reflected hereafter include Southern Wood as a continuing operation.

Results of Operations

         The following table sets forth net sales, gross profit and gross margin as a percent of net sales for the fiscal periods indicated for each of the Company's product lines (in thousands, except for percentages):

                                       1996                                 1997                                  1998
                        --------------------------------     ---------------------------------      -----------------------------
                         Net         Gross        Gross       Net          Gross        Gross        Net        Gross      Gross
                        Sales       Profit        Margin     Sales         Profit       Margin      Sales       Profit     Margin
                        -----       ------        ------     -----         ------       ------      -----       ------     ------

Casual furniture      $ 58,066      $23,812        41.0%    $ 56,363      $24,164        42.9%    $ 59,733      $28,227     47.3%
Seating                 48,629       14,126        29.0%      58,386       17,256        29.6%      69,938       23,439     33.5%
RTA                     10,710        1,438        13.4%       7,396        1,294        17.5%      11,689        2,462     21.1%
                      --------      -------        ----     --------      -------        ----     --------      -------     ----
Total                 $117,405      $39,376        33.5%    $122,145      $42,714        35.0%    $141,360      $54,128     38.3%
                      ========      =======        ====     ========      =======        ====     ========      =======     ====

                                                Three Months Ended
                       --------------------------------------------------------------------
                                 March 27, 1998                    March 26, 1999
                       -------------------------------     --------------------------------
                        Net        Gross        Gross       Net         Gross        Gross
                       -----       ------       ------     -----        ------       ------
                       Sales       Profit       Margin     Sales        Profit       Margin
                       -----       ------       ------     -----        ------       ------

Casual furniture      $ 9,630      $4,354        45.2%    $13,634      $ 6,467        47.4%
Seating                15,498       4,769        30.8%     15,885        5,619        35.4%
RTA                     2,448         507        20.7%      3,391          793        23.4%
                      -------      ------                 -------      -------
Total                 $27,576      $9,630        34.9%    $32,910      $12,879        39.1%
                      =======      ======                 =======      =======

          The following table sets forth certain information relating to the Company's operations expressed as a percentage of the Company's net sales:

                                                            Years Ended December 31,      Three Months Ended
                                                            ------------------------      ------------------
                                                                                          March 27,  March 26,
                                                                                          ---------  ---------
                                                         1996        1997        1998       1998       1999
                                                         ----        ----        ----       ----       ----
Gross profit                                             33.5%       35.0%       38.3%      34.9%      39.1%
Selling, general and administrative expense              18.3%       17.5%       16.4%      16.4%      17.4%
Amortization                                              1.2%        0.8%        0.8%       0.9%       1.0%
Operating income                                         14.0%       16.6%       21.1%      17.7%      20.7%
Interest expense                                          2.6%        1.9%        0.4%       1.2%       0.4%
Provision for income taxes                                4.1%        5.6%        7.7%       6.0%       7.7%
Income from continuing operations before
     extraordinary item                                   7.3%        9.1%       12.9%      10.4%      12.7%
Loss from discontinued operations, net of taxes          (0.2%)      (0.6%)        --         --         --
Gain (loss) from sale of discontinued operations,
     net of taxes                                          --        (6.7%)       1.4%        --         --
Net income                                                7.1%        1.8%       14.4%      10.4%      12.7%

Comparison of Quarter Ended March 26, 1999 and Quarter Ended March 27, 1998

         Net Sales. WinsLoew's consolidated net sales for the first quarter of 1999, $32.9 million, increased $5.3 million or 19.3% from $27.6 million in the first quarter of 1998. WinsLoew's casual and RTA product lines experienced strong sales increases, while the seating product line was relatively flat during the first quarter of 1999, increasing 2.5%. Sales of casual products increased 41.6% in the first quarter of 1999, compared to the first quarter of 1998. If Tropic Craft, which was purchased in the third quarter of 1998, is excluded, sales of casual products increased 29.2%. Management believes that this increase in demand is primarily due to the Company's emphasis on quality, leading the industry through innovative designs and providing customer flexibility with our delivery program. WinsLoew's PDQ shipping program provides exceptional customer value by allowing quick response during the casual market's short retail selling season. RTA product sales increased 38.5% in the first quarter of 1999, compared to the first quarter of 1998, primarily due to increased demand across the board on all RTA furniture.

         Gross Profit. Consolidated gross margin was 39.1% in the first quarter of 1999, compared to 34.9% in the first quarter of 1998. All three lines contributed to the increase in gross margin. The casual product line gross margin improved to 47.4% in the first quarter of 1999 compared to 45.2% in the first quarter of 1998, due to increased demand and improved operating efficiencies. The gross margin for seating products improved to 35.4% in the first quarter of 1999 compared to 30.8% in the first quarter of 1998 due to a favorable product mix and improved profit margins on its core products. The RTA product line gross margin improved to 23.4% in the first quarter of 1999 compared to 20.7% in the first quarter of 1998, due to increased demand and improved operating efficiencies.

         Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expenses increased $1.2 million in the first quarter of 1999, compared to the first quarter of 1998 SG&A expense of $4.5 million. The increase was primarily the result of sales related expenditures.

         Operating Income. As a result of the above, operating income increased by $1.9 million, to $6.8 million (20.7% of net sales) in the first quarter of 1999 compared to $4.9 million (17.7% of net sales) in the first quarter of 1998.

         Interest Expense. Our interest expense decreased $210,000 in the first quarter of 1999, compared to the first quarter of 1998, due to lower outstanding debt balance.

         Provision for Income Taxes. WinsLoew's effective tax rate for the first quarter of 1999 was 37.7% compared to 36.7% for the first quarter of 1998. The effective tax rate is greater than the federal statutory rate primarily due to the effect of state income taxes and non-deductible goodwill amortization.

Comparison of Years Ended December 31, 1998 and 1997

         Net Sales. WinsLoew's consolidated net sales for 1998 increased $19.2 million or 15.7% to $141.4 million, compared to $122.1 million in 1997. The casual product line sales increased by 17.9%, after excluding sales for the Company's wrought iron business sold during 1997. The Company believes that due to its high quality and innovative designs, existing retail customers have continued to allocate more floor space, requiring larger inventories of the Company's casual aluminum furniture. The seating product line experienced a sales increase of 19.8% due to growth in the core business and increased demand from the lodging industry. The RTA product line experienced a sales increase of 58.0% due to increased demand as the Company broadened its product offering to include additional flat-line products and case goods which allowed the Company to enter new markets.


         Gross Profit. Consolidated gross profit increased $11.4 million in 1998 to $54.1 million compared to $42.7 million in 1997. The casual, contract seating and RTA product lines improved gross profits in 1998 due to greater operating efficiencies, increased sales volumes and improved raw material costs.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.7 million in 1998, compared to 1997, due to commissions expense and other variable costs related to the increased sales volume in 1998.

         Amortization. Amortization expense increased $130,000 in 1998, compared to 1997, due to amortization of goodwill related to the Tropic Craft acquisition.

         Operating Income. As a result of the above, WinsLoew recorded operating income of $29.9 million (21.1% of net sales) in 1998, compared to operating income of $20.3 million (16.6% of net sales) in 1997.

         Interest Expense. WinsLoew's interest expense decreased $1.7 million in 1998, compared to 1997. The Company has reduced its debt by $15.0 million from December 31, 1997.

         Provision for Income Taxes. WinsLoew's effective tax rate from continuing operations of 37.4% in 1998 and 38.0% in 1997 is greater than the federal statutory rate due to the effect of state income taxes and non-deductible goodwill amortization.

Comparison of Years Ended December 31, 1997 and 1996


         Net Sales. WinsLoew's consolidated net sales for 1997 increased $4.7 million or 4.0% to $122.1 million, compared to $117.4 million in 1996. The casual product line sales increased by 7.6% after excluding sales for the Company's wrought iron business sold during 1997. The Company believes that due to its high quality and innovative designs, existing retail customers have allocated more floor space, requiring larger inventories of the Company's casual aluminum furniture. The seating product line experienced a sales increase of 20.1% due to growth in the core business and increased demand from the lodging industry. The RTA product line experienced a sales decrease of 30.9% due to the loss of a major customer.


         Gross Profit. Consolidated gross profit increased $3.3 million in 1997 to $42.7 million compared to $39.4 million in 1996. The seating product lines improved gross profits in 1997 due to greater operating efficiencies, increased sales volumes (after excluding sales for the Company's Lyon Shaw wrought iron business sold in 1997) and improved raw material costs. The RTA product line experienced a 10.0% decrease in gross profit in 1997 due to lower sales volume.


         Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $45,000 in 1997, compared to 1996, due to various cost reduction programs which more than offset commission expense and other variable costs related to the increased sales volume in 1997.

         Amortization. Amortization expense decreased $452,000 due to the intangible assets that became fully amortized in 1996.

         Operating Income. As a result of the above, WinsLoew recorded operating income of $20.3 million (16.6% of net sales) in 1997, compared to operating income of $16.5 million (14.0% of net sales) in 1996.

         Interest Expense. WinsLoew's interest expense decreased $787,000 in 1997, compared to 1996. The Company reduced its debt by $24.3 million from December 31, 1996 to December 31, 1997.

         Provision for Income Taxes. WinsLoew's effective tax rate from continuing operations of 38.0% in 1997 and 36.1% in 1996 is greater than the federal statutory rate due to the effect of state income taxes and non-deductible goodwill amortization.

Seasonality and Quarterly Information

         The furniture industry is cyclical and sensitive to changes in general economic conditions, consumer confidence, and discretionary income, interest rate levels and credit availability.


         Sales of casual products are typically higher in the second quarter and fourth quarters of each year, primarily as a result of the following: (i) high retail demand for casual furniture in the second quarter, preceding the summer months and (ii) the impact of special sales programs on fourth quarter sales. The Company's casual product sales can also be affected by weather conditions during the peak retail selling season and the resulting impact on consumer purchases of outdoor furniture products. During the third quarter of 1997, the Company sold its Lyon Shaw wrought iron division (See Note 3 to the Consolidated Financial Statements).

         The following table presents the Company's unaudited quarterly data for 1999, 1998 and 1997. Such operating results are not necessarily indicative of results for future periods. WinsLoew believes that all necessary and normal recurring adjustments have been included in the amounts in order to present fairly and in accordance with generally accepted accounting principles the selected quarterly information when read in conjunction with WinsLoew's Consolidated Financial Statements included elsewhere herein. The results of operations for any interim quarter are not necessarily indicative of results for a full year. The following data has been restated to reflect Southern Wood as a continuing operation.

         (In thousands, except per share amounts)


1999 Quarters                                          First
-------------                                         -------
Net sales                                             $32,910
Gross profit                                           12,879
Operating income                                        4,667
Interest expense (income)                                 123
Income from continuing operations                       4,184
Gain on sale of discontinued operations                    --

Net income                                              4,184
                                                      =======

Basic earnings per share:
   Income from continuing operations (1)              $  0.58
   Gain on sale of discontinued
      operations                                           --
                                                      -------

   Net income (1)                                     $  0.58
                                                      =======
Weighted average shares                                 7,220
                                                      =======

Diluted earnings per share:
   Income from continuing operations                  $  0.56
   Gain on sale of discontinued
      operations                                           --

   Net income                                         $  0.56
                                                      =======
Weighted average shares and common share
equivalents outstanding                                 7,434
                                                      =======


1998 Quarters                                  First          Second         Third          Fourth
                                              --------       --------       --------       --------
Net sales                                     $ 27,576       $ 42,892       $ 36,258       $ 34,634
Gross profit                                     9,630         16,740         13,527         14,231
Operating income                                 4,871         10,282          6,265          8,464
Interest expense (income)                          333            354            137           (189)
Income from continuing operations                2,873          6,199          3,791          5,437
Gain on sale of discontinued operations             --             --             --          2,031

Net income                                    $  2,873       $  6,199       $  3,791       $  7,468
                                              ========       ========       ========       ========

Basic earnings per share:
   Income from continuing operations (1)      $   0.38       $   0.83       $   0.51       $   0.75
   Gain on sale of discontinued
      operations                                    --             --             --           0.27
                                              --------       --------       --------       --------

   Net income (1)                             $   0.38       $   0.83       $   0.51       $   1.02
                                              ========       ========       ========       ========
Weighted average shares                          7,535          7,513          7,468          7,296
                                              ========       ========       ========       ========

Diluted earnings per share:
   Income from continuing operations          $   0.37       $   0.80       $   0.50       $   0.73
   Gain on sale of discontinued
      operations                                    --             --             --           0.27

   Net income                                 $   0.37       $   0.80       $   0.50       $   1.00
                                              ========       ========       ========       ========
Weighted average shares and common share
equivalents outstanding                          7,683          7,722          7,647          7,453
                                              ========       ========       ========       ========

1997 Quarters                                   First         Second         Third          Fourth
                                              --------       --------       --------       --------
Net sales                                     $ 24,682       $ 39,854       $ 29,523       $ 28,086
Gross profit                                     7,519         15,020         10,073         10,102
Operating income                                 2,592          8,313          4,440          4,950
Interest expense                                   857            645            590            204
Income from continuing operations                1,047          4,729          2,355          3,030
Loss from discontinued operations                 (229)          (225)           (73)          (191)
Loss on sale of discontinued operations             --             --             --         (8,200)
Net income (loss)                             $    818       $  4,504       $  2,282       ($ 5,361)
                                              ========       ========       ========       ========

Basic earnings (loss) per share:
   Income from continuing operations (1)      $   0.14       $   0.63       $   0.31       $   0.40
   Loss from discontinued operations (1)         (0.03)         (0.03)         (0.01)         (0.03)
   Loss on sale of discontinued
       operations (1)                               --             --             --          (1.09)
                                              --------       --------       --------       --------
   Net income (loss)                          $   0.11       $   0.60       $   0.30       ($  0.72)
                                              ========       ========       ========       ========
Weighted average shares                          7,443          7,456          7,508          7,524
                                              ========       ========       ========       ========

Diluted earnings (loss) per share:
   Income from continuing operations          $   0.14       $   0.63       $   0.31       $   0.40
   Loss from discontinued
      operations                                 (0.03)         (0.03)         (0.01)         (0.03)
    Loss on sale of discontinued
      operations (1)                                --             --             --          (1.07)
                                              --------       --------       --------       --------
   Net income (loss) (1)                      $   0.11       $   0.60       $   0.30       ($  0.70)
                                              ========       ========       ========       ========

Weighted average shares and common share
equivalents outstanding                          7,495          7,502          7,602          7,630
                                              ========       ========       ========       ========

--------------------
(1)      Quarter amounts do not add to annual figures due to rounding.


Liquidity and Capital Resources


         The Company's short-term cash needs are primarily for working capital to support its debt service, accounts payable and inventory requirements. The Company has historically financed its short-term liquidity needs with internally generated funds and revolving line of credit borrowings. The Company actively monitors its cash balances and applies available funds to reduce borrowings under its senior credit facility. At December 31, 1998, the Company had $25.8 million of working capital and $18.4 million of unused and available funds under its credit facilities, and at March 26, 1999, the Company had $33.0 million of working capital and $24.6 million of unused and available funds under its senior credit facility.

         The Company has a senior credit facility with a consortium of banks and other institutional lenders. The facility, which matures in February 2001 and is collateralized by substantially all of the assets of the Company, consists of a revolving line of credit, term loan and an acquisition line of credit. The working capital revolving line of credit allows the Company to borrow funds up to a certain percentage of eligible inventories and accounts receivable. The $12.5 million acquisition line of credit can be used for capital expenditures and purchases of the Company's Common Stock.

         In June 1996, WinsLoew amended its senior credit facility to provide the Company with a variable amount available under the revolving line of credit (see Note 4 to the Consolidated Financial Statements). Due to the seasonal nature of the casual furniture product line, WinsLoew's cash requirements are usually greater in the first quarter of each year. The June 1996 amendment allows the amount available to fluctuate with the seasonal nature of the Company's business. After the first quarter of each year, the Company's cash requirements from its credit line decline. By use of a variable amount of credit availability, the Company can avoid the cost of an available but unused line of credit. At March 26, 1999, from an available maximum line of credit of $40.0 million, WinsLoew has elected to set the amount available at $35.0 million.

         WinsLoew's senior credit facility allows the Company to borrow under its line of credit to purchase shares of the Company's Common Stock (see Note 4 to the Consolidated Financial Statements). As of March 26, 1999, there was $2.9 million available for such repurchases.

         Cash Flows from Operating Activities. Net cash provided by operations increased to $31.1 million in 1998, compared to $22.6 million in 1997, primarily due to improved profitability from continuing operations. Net cash used in operating activities in the first quarter of 1999 was $1.5 million, compared to $500,000 of net cash provided by operating activities in the first quarter of 1998. Negative cash flow in the first quarter of 1999 reflects financing of $8.0 million of accounts receivable pursuant to the Company's long-standing sales strategy of providing extended payment terms to customers. During the first four months of each year, accounts receivable in the casual furniture division normally increase due to extended payment terms offered to customers. During the second quarter, the Company receives payment on these accounts receivable. Management believes that this special sales program provides a matching advantage, reduces the effects of seasonality on operations and reduces finished goods inventory levels.

         Cash Flows from Investing Activities. During 1998, the Company spent $900,000 on capital expenditures and $9.3 million on the purchase of Tropic Craft (see Note 3 to the Consolidated Financial Statements), compared to $1.0 million spent on capital expenditures and $2.1 million received in proceeds related to the disposition of certain assets of the Company's wrought iron business in 1997. Net cash used in investing activities in the first quarter of 1999 was $112,000, compared to $337,000 used in the first quarter of 1998. Cash used in investing activities in the first quarter of 1999 and 1998 was primarily for the purchase of machinery and equipment. At March 26, 1999, the Company had no material commitments for capital expenditures.

         Cash Flows From Financing Activities. During 1998, the Company used the cash generated by operations to repay $15.0 million of debt and purchase $6.1 million of its Common Stock (see Note 5 to the Consolidated Financial Statements), compared to $24.3 million of cash generated by operations and from investing activities used to repay debt during 1997. Net cash provided by financing activities in the first quarter of 1999 was $2.1 million, compared to $1.0 million provided in the first quarter of 1998. In the first quarter of 1999, cash was provided by the Company's revolving credit facility (see Note 3 to the Consolidated Financial Statements) to purchase shares of the Company's Common Stock (see Note 4 to the Consolidated Financial Statements) and to provide for seasonal working capital needs.

         In connection with the Merger, the Purchaser has received a commitment from BankBoston relating to a $145.0 million senior credit facility. See "THE MERGER--Financing."


Foreign Exchange Fluctuations and Effects of Inflation


         WinsLoew purchases some raw materials from several Italian suppliers. These purchases expose the Company to the effects of fluctuations in the value of the U.S. dollar versus the Italian lira. If the U.S. dollar declines in value versus the Italian lira, the Company will pay more in U.S. dollars for these purchases. To reduce its exposure to loss from such potential foreign exchange fluctuations, the Company will occasionally enter into foreign exchange forward contracts. These contracts allow the Company to buy Italian lira at a predetermined exchange rate, thereby transferring the risk of subsequent exchange rate fluctuations to a third party. However, if the Company is unable to continue such forward contract activities, and the Company's inventories increase in connection with expanding sales activities, a weakening of the U.S. dollar against the Italian lira could result in reduced gross margins. The Company elected to hedge a portion of its exposure to purchases made in 1998 by entering into foreign currency forward contracts with a value of $1.7 million, all of which were outstanding and unsettled at March 27, 1998, maturing at approximately $330,000 per month. The Company did not incur significant gains or losses from these foreign currency transactions. At December 31, 1998, the Company did not have any foreign currency foward contracts outstanding. In addition, the Company did not enter into and did not have outstanding any foreign currency forward contracts during the first quarter of 1999.

         Inflation has not had a significant impact on the Company in the past three years, nor is it expected to have a significant impact in the foreseeable future.

Year 2000


         The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could potentially result in a system failure or miscalculation causing disruptions to operations.

         In mid-1995, the Company began an assessment of the Year 2000 issue on its internal information technology systems and other non-information technology systems such as facility automation control systems, third-party network systems and other embedded technology and microcontrollers, as well as for the replacement or correction of all such systems required in the new millennium. Based on the assessment, the Company determined that it was necessary to replace portions of its software and hardware so that those systems will properly utilize dates beyond December 31, 1999, including third-party network equipment, software products and services.

         As of June 1, 1999, the Company has completed testing and remediation of 100% of its continuing operations business critical systems at an aggregated cost of approximately $500,000, representing approximately 20% of the Company's IT budget for the last four years, which has been obtained from internally generated funds. Substantially all of these costs were for planning, analysis, repair or replacement of existing software, upgrades of existing software or evaluation of information received from material suppliers and customers. Non-information technology systems do not represent a significant component of the Company's operations. The Company deducts these costs from income. Other non-Year 2000 efforts have not been materially delayed.

         The Company has contacted and received responses from all of its material suppliers and customers concerning Year 2000 compliance. Based on these discussions the Company is not aware of any supplier or customer with a Year 2000 issue that would materially impact its financial position, results of operations or liquidity. The Company did not use any independent verification or validation process to assure the reliability of their risk and cost estimates. Consequently, the Company has no means of ensuring that suppliers or customers will be Year 2000 ready. The effect of non-compliance by third parties is not determinable.

         Management believes that it has substantially completed an effective program to resolve the Year 2000 issue in a timely manner. In the event that the Company's program is not successful, management believes that it has established adequate contingency plans whereby the Company would rely on its own manual systems, independent of external providers' Year 2000 compliance, maintain increased inventory levels and adjust staffing levels for its business critical systems. Management believes that such an event would not materially affect the Company's financial position or results of operations. However, disruptions in the general economy resulting from Year 2000 issues could adversely affect the Company's financial condition or results of operations.

                       CERTAIN FORWARD LOOKING INFORMATION

         The Company does not, as a matter of course, make public projections as to future financial results. However, WinsLoew management annually prepares financial forecasts for internal use in capital budgeting and other management decisions. Management provided to the Special Committee and Mann Armistead such forecasts prepared during 1998 for the fiscal years 1999 through 2002, which forecasts do not give effect to the Merger or the related financing. None of these projections were prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Ernst & Young LLP, the Company's independent auditors, have not performed any procedures with respect to the projections and assume no responsibility for them.

         A summary of these projections is set forth below:

                           Fiscal 1999       Fiscal 2000       Fiscal 2001       Fiscal 2002
                           -----------       -----------       -----------       -----------
                                                    (In thousands)
Net sales                   $157,314          $169,113          $181,796          $195,431
Operating Income              32,054            34,951            37,930            41,065
Net income                    19,371            21,751            23,980            26,235
Earnings per share              2.60              2.90              3.20              3.50

         The foregoing projections should be read together with the information contained in WinsLoew's Consolidated Financial Statements and related Notes included elsewhere herein and with the following assumptions made in preparing such projections:

         (a) The foregoing projections do not give effect to the Merger or related financing.

         (b) The foregoing projections do not give effect to the acquisition of Pompeii or any other possible acquisitions or other transactions that may occur after the Merger.

         (c) Revenue would increase at a rate consistent with historical financial performance.

         None of the foregoing projections should be regarded as an accurate prediction of future events. Such projections are subjective in many respects and thus susceptible to various interpretations and periodic revision based actual experience and business developments. In addition, such projections are based on a number of assumptions that are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include the cyclical nature of the furniture manufacturing industry, significant competition in the furniture manufacturing industry, WinsLoew's dependence on key management and extensive environmental regulation. The projections have not been and will not be revised or updated from the date of their preparation to reflect subsequent events, facts or other information of which any person or entity has become aware.


         Inclusion of the foregoing forecasts should not be regarded as a representation by WinsLoew, the Purchaser, any of their respective affiliates or financial advisors or any other entity or person that the projected results would be achieved or as to any future event, occurrence or non-occurrence and none of the foregoing parties assumes any responsibility for the accuracy of such information. There can be no assurance that the projections will be realized, and actual results may be higher or lower than those shown, possibly by material amounts.


         A complete copy of the projections provided by management to the Special Committee and Mann Armistead for the fiscal years 1999 through 2002 has been filed as an exhibit to the Schedule 13E-3 filed with the Commission in connection with the Merger and is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any shareholder or any representative of a shareholder who has been so designated in writing. A copy of such projections will be provided by the Company to any shareholder or any representative of a shareholder who has been so designated in writing upon written request and at the expense of the requesting shareholder or such representative. See "Available Information."

                                   MANAGEMENT

Directors and Executive Officers of WinsLoew

         The executive officers and directors of the Company are as follows:


                      Name                              Age                             Position
                      ----                              ---                             --------
Earl W. Powell................................          60        Chairman of the Board
Bobby Tesney..................................          54        President, Chief Executive Officer and Director
R. Craig Watts................................          45        Executive Vice President -- Contract Seating
Stephen C. Hess...............................          50        Executive Vice President -- Casual Furniture
Vincent A. Tortorici, Jr......................          45        Vice President and Chief Financial Officer
Rick J. Stephens..............................          45        Vice President -- Operations
William F. Kaczynski, Jr......................          39        Director
Phillip T. George, M.D........................          59        Director
Peter W. Klein................................          43        Director
William H. Allen, Jr..........................          63        Director
Sherwood M. Weiser............................          68        Director
M. Miller Gorrie..............................          63        Director
James S. Smith................................          70        Director
Henry C. Cheek................................          73        Director


         The Company was formed in September 1994, and in December 1994 the Company merged with each of Winston and Loewenstein. Each of the Company's directors and executive officers were also directors or officers of Winston and/or Loewenstein, as described below. Prior to the merger, each of Winston and Loewenstein were publicly held corporations whose common stock traded on the Nasdaq National Market.


         Mr. Powell, Chairman of the Board of the Company since October 1994, serves as President and Chief Executive Officer of Trivest, which is a private investment firm specializing in management services and acquisitions, dispositions and leveraged buyouts, which was formed by Messrs. Powell and George in 1981. Trivest is an affiliate of the Trivest Partnerships. Mr. Powell has also served as Chairman of the Board of Atlantis Plastics, Inc., an American Stock Exchange company whose subsidiaries are engaged in the plastics industry ("Atlantis"), since founding that company in February 1984, as Chief Executive of Atlantis from its organization until February 1995 and as President of Atlantis from November 1993 to February 1995. Mr. Powell has served as Chairman of the Board of Biscayne Apparel, Inc., a company whose principal subsidiaries are engaged in the apparel industry ("Biscayne"), since October 1985 and presently serves as Chief Executive Officer of Biscayne. The common stock of Biscayne is quoted on the NASD OTC Bulletin Board. Biscayne filed a voluntary Chapter 11 bankruptcy petition in February 1999. Mr. Powell also served as Chairman of the Board of Winston from December 1988 to December 1994, Chairman of the Board of Loewenstein from February 1985 to December 1994 and as Loewenstein's President and Chief Executive Officer from May 1994 to December 1994. From 1971 until 1985, Mr. Powell was a partner with KPMG Peat Marwick, Certified Public Accountants ("Peat Marwick"), where his positions included serving as managing partner of Peat Marwick's Miami office.


         Mr. Tesney, President, Chief Executive Officer and a director of the Company since October 1994, served as President, Chief Executive Officer and a director of Winston from December 1993 to December 1994, General Manager of Winston from 1985 to December 1993 and as Senior Vice President-Operations of Winston from January to December 1993. Mr. Tesney also served as Vice President of Winston from 1979 until January 1992.

         Mr. Watts, Executive Vice President-Contract Seating of the Company since October 1994, served as a director of Loewenstein from December 1990 to December 1994, and was appointed Loewenstein's Executive Vice President-Contract Seating in May 1993, after serving as Vice President since May 1991. Mr. Watts also serves as the President and Chief Operating Officer of the Company's Loewenstein and Gregson divisions, and has served in a number of management positions since joining Loewenstein in April 1981.

         Mr. Hess, the Company's Executive Vice President-Casual Furniture since October 1994, served as Winston's Executive Vice President from December 1993 to December 1994, Winston's Senior Vice President-Marketing and Sales from January 1992 to September 1993, and as Winston's Vice President-Marketing and Sales from January 1983 until January 1992.

         Mr. Tortorici, the Company's Vice President and Chief Financial Officer since October 1994, served as Winston's Vice President-Finance and Administration and Chief Financial Officer from March 1988 to December 1994. Mr. Tortorici is a certified public accountant and was employed by Arthur Andersen & Co. from 1976 until March 1988.


         Mr. Stephens, the Company's Vice President-Operations since May 1999, served as Vice President-Operations at Winston from January 1995 to May 1999 and served as Vice President and General Manager at Winston from December 1993 to January 1995.


         Mr. Kaczynski was elected director of the Company in January 1998. Mr. Kaczynski has served as an executive officer of Trivest since January 1998 and is presently a Managing Director. From July 1996 until December 1997, he was Chief Financial Officer of WebSite Management Corp. d/b/a FlashNet Communications, an Internet service provider. From June 1994 until June 1996, he was Chief Financial Officer of Colorado Mountain Express, Inc., an airport transportation company. Prior to that he was with Heller Financial, Inc. from 1986 until 1994, most recently as Senior Vice President-Corporate Finance Group, Dallas, Texas.

         Dr. George, a director of the Company since October 1994, served as a director of Winston from October 1989 to December 1994 and as a director of Loewenstein from February 1985 to December 1994. Dr. George also serves as the Vice Chairman of the Board of Trivest, the Vice Chairman of the Board and Chairman of the Executive Committee of the Board of Directors of Atlantis, and as a Director of Biscayne. Biscayne filed a voluntary Chapter 11 bankruptcy petition in February 1999. Dr. George's executive position with Trivest has been his principal occupation since retiring from the private practice of plastic and reconstructive surgery in February 1986.

         Mr. Klein, a director of the Company since October 1994, served as a director of Winston from December 1988 to December 1994 and as a director of Loewenstein from May 1993 to December 1994. Mr. Klein has served as an executive officer of Trivest since May 1986 and is presently a Managing Director and the General Counsel of Trivest. Prior to joining Trivest, Mr. Klein practiced law in Chicago, Illinois and Cleveland, Ohio.

         Mr. Allen, a director of the Company since October 1994, served as a director of Loewenstein from September 1993 to December 1994. Mr. Allen serves as Vice Chairman of NationsBank Florida, and served as Chairman of the Board and Chief Executive Officer of Intercontinental Bank, a Nasdaq National Market company headquartered in Miami, Florida, from April 1987 until its merger with NationsBank South in December 1994. Mr. Allen also serves as a director of American Bankers Insurance Group, a New York Stock Exchange company headquartered in Miami, Florida, and Decorator Industries, Inc., traded on the American Stock Exchange, headquartered in Hollywood, Florida.

         Mr. Weiser, a director of the Company since October 1994, has been, since 1972, the Chairman of the Board, President and Chief Executive Officer of CHC International, Inc., a leading hotel and casino development and management company that does business as "Carnival Hotels and Casinos," and its predecessors. Mr. Weiser also serves as a director of Carnival Corporation, a cruise line traded on the New York Stock Exchange, Wyndam International, Inc., traded as a paired share real estate investment trust on the New York Stock Exchange, and Mellon United National Bank, a New York Stock Exchange company.

         Mr. Gorrie, a director of the Company since October 1994, served as a director of Winston from February 1993 to December 1994 and from May 1986 to December 1988. Mr. Gorrie has been Chairman of Brasfield & Gorrie General Contractor, Inc., a diversified general contractor based in Birmingham, Alabama, since 1964. Mr. Gorrie is a director of Colonial Properties Trust, a real estate investment trust traded on the New York Stock Exchange.

         Mr. Smith, a director of the Company since October 1994, served as a director of Winston from February 1993 to December 1994, and as a director of Biscayne from June 1986 to February 1992. Mr. Smith has been engaged in private investment activities as his principal occupation for more than the prior five years. Mr. Smith served as Executive Vice President of Stephens, Inc., an investment banking firm based in Little Rock, Arkansas, from January 1985 until May 1987. Mr. Smith has also served as President of the Arnold D. Frese Foundation since March 1979.

         Mr. Cheek, a director of the Company since October 1994, served as a director of Winston from February 1993 to December 1994. Mr. Cheek has been engaged in private investment activities as his principal occupation for more than the prior five years. From 1951 until his retirement in 1984, Mr. Cheek was Vice President of U.S. Industries, Inc., a diversified holding company and served as Chief Executive Officer of its Furniture Group.
Mr. Cheek served as a director of Winston from May 1987 through December 1988.

Executive and Director Compensation

         Summary Compensation Table


         The following table sets forth compensation awarded to, earned by or paid to (a) the Company's Chief Executive Officer, (b) each of the Company's other executive officers, and (c) a former executive officer who was serving as an executive officer at December 31, 1998 and whose total 1998 salary and bonus from the Company was $100,000 or more (the Chief Executive Officer and such other executive officers are referred to herein as the "Named Executive Officers").

                                                                                                        Long Term
                                                                                                       Compensation
                                                                                                     ---------------
                                                           Annual Compensation                            Awards
                                         ----------------------------------------------------------  ---------------
                                                                                      Other Annual       Number of
     Name and Principal Position         Fiscal Year     Salary          Bonus       Compensation(1) Options Granted
     ---------------------------         -----------     ------          -----       --------------- ---------------
Bobby Tesney........................        1998        $250,150        $250,150        $104,236             --
     President and Chief Executive .        1997         245,000         183,750          49,221         40,000
     Officer .......................        1996         216,400         162,300          28,240             --

Stephen C. Hess ....................        1998         204,200         173,570          42,256             --
     Executive Vice President-Casual        1997         200,000         150,000          20,935         30,000
     Furniture .....................        1996         178,218         133,663          18,606             --

Vincent A. Tortorici, Jr ...........        1998         148,050          96,233          15,784             --
     Vice President and Chief ......        1997         145,000          72,500          12,669         25,000
     Financial Officer .............        1996         129,900          64,950           8,718             --

R. Craig Watts .....................        1998         185,824         157,803          21,067             --
     Executive Vice ................        1997         181,830         136,373          19,343         25,000
     President-Contract Seating ....        1996         166,138         121,103          20,357             --

Rick J. Stephens ...................        1998         123,552          61,776           9,121             --
     Vice President-Operations .....        1997         120,240          48,096           7,567          7,500
                                            1996         106,124          42,565           7,277             --

Jerry C. Camp ......................        1998          94,096          28,800           7,820             --
     Vice President-Operations(2) ..        1997          85,770           8,900           5,908          5,000
                                            1996          71,850           7,185           5,195             --

--------------------

(1) "Other Annual Compensation" represents amount paid by the Company on behalf of the Named Executive Officer under the Company's Non-Qualified Supplemental Executive Retirement Plan established in October 1996. Under the terms of this Plan, selected employees make after-tax contributions of their salary to one or more investment alternatives available under such Plan. The Company then matches the employee contribution (up to 10% of compensation on an after-tax basis) depending on the employee's length of service (up to 100% for 20 years of continuous service). The employee is vested at all times in the deferred compensation and is vested immediately in the matching contribution.

(2)    Former Vice-President--Operations.


         Option Grants

         No stock options were granted to any Named Executive Officers in 1998.

         Aggregated 1998 Fiscal Year-End Option Value Table

         The following table sets forth certain information concerning unexercised stock options held by the Named Executive Officers as of December 31, 1998. No stock options were exercised by such persons during 1998. All "unexercisable" options will become fully exercisable and canceled in exchange for cash payments pursuant to the Merger. See "THE MERGER -- Cash-out of WinsLoew Stock Options."

                                                Number of Securities                    Value of Unexercised
                                           Underlying Unexercised Options               In-The Money Options
                                                at December 31, 1998                    at December 31, 1998
                                          --------------------------------        --------------------------------
                Name                      Exercisable        Unexercisable        Exercisable        Unexercisable
                ----                      -----------        -------------        -----------        -------------
Bobby Tesney......................            73,000              52,000          $1,263,625            $922,000
Stephen C. Hess...................            51,000              34,000             849,750             589,000
Vincent A. Tortorici, Jr..........            30,000              30,000             536,250             525,000
R. Craig Watts....................            55,175              30,000           1,020,335             525,000
Rick J. Stephens..................             7,500              17,500             258,563             178,000
Jerry C. Camp(1)..................             4,500               4,000              68,063              64,000

--------------------

(1)      Former Vice-President--Operations.


         401(k) Plan


         Effective January 1, 1997, the WinsLoew Furniture, Inc. 401(k) Plan (the "Plan") was established. Employees of the Company and its subsidiaries are eligible to participate in the Plan following the later to occur of (i) the employee's completion of one year of service or (ii) the employee's 21st birthday. Eligible employees may make a salary reduction contributions to the Plan on a pretax basis. For each calendar year, the Company and the other participating employees may make matching contributions to the Plan based on a discretionary matching percentage to be determined each year by the Company. In addition, the Company and the other participating employers may make a discretionary profit sharing contribution to the plan on behalf of each participant who completes more than 500 hours of service during the year or who is employed on the last day of the year. This latter contribution is allocated proportionately based on each participant's compensation. An employee's vested benefits are payable upon his retirement, death, disability, or other termination of employment or upon the attainment of age 59-1/2. An employee is always fully vested in his account balance attributable to his own contributions to the Plan. The employee's interest in the account attributable to his employers contributions and earnings thereon becomes fully vested upon the earlier of the attainment of his normal retirement date (age 65), his death, his permanent and total disability, or his completion of six years of service. If an employee terminates employment for reasons other than retirement, death, or disability, his vested interest is based on a graduated vesting schedule which provides for 20% vesting after two years of service and 20% for each year thereafter. Nonvested amounts are forfeited.

         Long Term Incentive and Pension Plans


         The Company has no Long Term Incentive or Pension Plans.


         Director Compensation


         During 1996 and the first quarter of 1997, the Company paid each director who was neither an employee of the Company nor Trivest an annual retainer of $10,000, an additional retainer of $2,500 for serving on the Compensation Committee, a $500 fee for each meeting of the Board of Directors attended and, unless held on the same day as a Board meeting, $500 for each committee meeting attended. The Company also reimburses all directors for expenses incurred in connection with their activities as directors.

         Additionally, prior to 1997, on March 31 of each year, each director who was neither an employee of the Company nor Trivest received automatic grants of options to purchase 5,000 shares of Common Stock pursuant to the Company's 1994 Stock Option Plan. Such options become exercisable at the rate of 20% per year on each anniversary of the date of grant, and have an exercise price equal to the fair market value of Common Stock on the date of grant. The unexercised portion of any such option will terminate upon the earliest to occur of the following: (i) the expiration of 10 years from the date of grant of the option, (ii) twelve months after the date on which the optionee ceases to be a director by reason of the death or disability of the optionee, or
(iii) three months after the optionee ceases to be a director for any other reason. In addition, each other director of the Company is eligible to receive discretionary grants of options pursuant to such plan. These automatic grants were terminated in connection with the adoption of the Amended and Restated 1994 Stock Option Plan by the Board of Directors in January 1997.

         The Board of Directors approved new compensation policies effective April 1, 1997. Directors who are neither employees of the Company nor Trivest are paid a $2,500 cash fee for each meeting attended in person and a $500 cash fee for each meeting attended by telephone. In addition, each member of the Compensation and Audit Committee receives a $2,500 annual retainer, payable quarterly in advance.

         In addition, during 1998 each of the Company's directors was granted options to purchase 2,500 shares of Common Stock pursuant to the Company's Amended and Restated 1994 Stock Option Plan for each meeting of the Board of Directors attended by him. There were two meetings of the Board of Directors in 1998. Such options become exercisable at the rate of 20% per year on each anniversary of the date of grant and have an exercise price equal to the fair market value of the Common Stock on the date of grant. The unexercised portion of such options will terminate on the earliest to occur of the following (i) the expiration of 10 years from the date of grant of the option, (ii) twelve months after the date on which the optionee ceases to be a director by reason of the death or disability of the optionee, or (iii) except as otherwise may be determined by the Board, three months after the date on which the optionee ceases to be a director for any other reason. The unvested portion of the foregoing options will become fully vested in the event of a change in control of the Company.


         Employment Contracts, Termination of Employment and Change in Control Arrangements

         Effective January 1, 1995, the Company entered into five-year employment agreements with each of Messrs. Tesney, Watts, Hess and Tortorici (as amended, the "Employment Agreements"). The Employment Agreements provide for the Company to pay Messrs. Tesney, Watts, Hess and Tortorici base salaries of $200,000, $150,000, $165,000 and $120,000, respectively, in each case subject to annual cost of living adjustments. The Employment Agreements also provide for annual incentive compensation payments of a portion of the executive's then base salary (100% in the case of Mr. Tesney, 85% in the case of each of Messrs. Hess and Watts, and 65% in the case of Mr. Tortorici) based on the operating earnings (adjusted to exclude the effect of goodwill amortization) of (i) the Company, in the case of Messrs. Tesney and Tortorici, (ii) the Company's Contract Seating divisions, in the case of Mr. Watts,) and (iii) the Company's Casual Furniture divisions, in the case of Mr. Hess. None of such officers will receive any incentive compensation payment under his Employment Agreement for any particular year unless the relevant operating earnings for such year are at least 75% of the "target earnings" for such year. Target earnings for 1998 were set by the Compensation Committee of the Board. Each Employment Agreement also provides that the executive will receive six months base salary if his employment is terminated without "cause" (as defined), and prohibits the executive from directly or indirectly competing with the Company for one year after termination of his employment (six months if he is terminated by the Company without "cause"). The Employment Agreements were approved by the Compensation Committee of the Company's Board of Directors.

         Each of Messrs. Tesney, Watts, Hess and Tortorici will, prior to the Merger, enter into a new employment agreement with WinsLoew replacing his existing employment agreement. The new employment agreements will provide for substantially the same base salaries and annual cash bonuses as their existing employment agreements.

         Each of the Named Executive Officers holds options to purchase Common Stock under the Company's Amended and restated 1994 Stock Option Plan. To the extent not already exercisable, such options generally become exercisable upon
(i) a reorganization, merger, consolidation or other form of corporate transaction with respect to which ownership of a majority of the voting power of the Common Stock is transferred, (ii) liquidation or dissolution of the Company or (iii) the sale of all or substantially all of the Company's assets.

         Compensation Committee Interlocks and Insider Participation


         Mr. Powell, the Company's Chairman, also serves on the Board of Directors of CHC International, Inc., a hotel and casino development and management company. Mr. Weiser, a director and member of the Compensation Committee of the Company, serves as Chairman of the Board, President and Chief Executive Officer of CHC International, Inc. See "--Directors and Executive Officers of WinsLoew."

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT


         The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of June 1, 1999 by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each "Named Executive Officer" of the Company (as defined below in "Executive Compensation-Summary Compensation Table"), and (iv) all directors and executive officers of the Company as a group:

                                                                                   Beneficial Ownership
                                                                                    of Common Stock(2)
                                                                           -------------------------------------
                                                                           Number of Shares           Percentage
                                                                           ----------------           ----------
Earl W. Powell(3)(4)..............................................            2,000,187                  27.7%
Phillip T. George, M.D.(3)(5).....................................            1,866,283                  25.9%
Trivest Group, Inc.(3)(6).........................................              908,455                  12.6%
FMR Corp.(7)......................................................              596,200                   8.3%
Trivest Special Situations Fund 1985, L.P.(3)(8)..................              542,816                   7.6%
Cadence Capital Management(9).....................................              378,500                   5.3%
Heartland Advisors, Inc.(10)......................................              229,300                   3.2%
R. Craig Watts(11)................................................              178,237                   2.5%
M. Miller Gorrie(12)..............................................              156,950                   2.2%
Bobby Tesney(13)..................................................              142,693                   2.0%
Stephen C. Hess(14)...............................................               93,602                   1.3%
Vincent A. Tortorici, Jr.(15).....................................               56,950                  *
James S. Smith(16)................................................               36,000                  *
Rick J. Stephens(17)..............................................               33,478                  *
Henry C. Cheek(18)................................................               22,000                  *
Sherwood M. Weiser(19)............................................               18,175                  *
William H. Allen, Jr.(20).........................................               11,550                  *
Peter W. Klein(3)(21).............................................                9,050                  *
Jerry C. Camp(22).................................................                7,262                  *
William F. Kaczynski, Jr.(3)(23)..................................                1,000                  *
All directors and executive officers as a group (14 persons)(24)..            2,915,012                  38.4%


--------------------

(*)      Less than 1%

(1) Except as otherwise indicated below, the address of each beneficial owner is 160 Village Street, Birmingham, Alabama 35242.

(2) Except as otherwise indicated below, all shares are owned directly and each person has sole voting and investment power with respect to all shares. For purposes of this table, a person is deemed to have "beneficial ownership" of any shares as of a given date which the person has the right to acquire within 60 days after such date. For purposes of computing the outstanding shares held by each person named above on a given date, any shares which such person has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. However, the table does not reflect the acceleration of stock options vesting that will result from the Merger. See "THE MERGER -- Cash-out of WinsLoew Stock Options."

(3) The beneficial owner's address is 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.


(4) Includes 259,135 shares owned directly, 37,625 shares subject to exercisable options granted under the Company's stock option plan, 662,484 shares held of record by Trivest Fund I, Ltd., 245,971 shares held of record by Trivest Equity Partners I, Ltd., 116,459 shares held of record by Trivest Principals' Fund 1988, of which Mr. Powell is a general partner, 542,816 shares owned of record by Trivest Special Situations Fund 1985, L.P. ("TSSF") (see note (8)) and 135,697 shares owned of record by Trivest Annuity Fund, Ltd.("Annuity Fund"). Excludes 13,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. The General Partner of Annuity Fund is Trivest Plan Sponsor, Inc. ("Trivest Plan Sponsor"). Messrs. Powell and George are executive officers and directors of Trivest Plan Sponsor and beneficially own 100% of its outstanding stock.

(5) Includes 136,641 shares owned directly, 1,965 shares held of record by Dr. George as custodian for his minor children under the Florida Uniform Gifts to Minors Act as to which Dr. George disclaims beneficial ownership, 24,250 shares subject to exercisable options under the Company's stock option plan, 662,484 shares held of record by Trivest Fund I, Ltd., 245,971 shares held of record by Trivest Equity Partners I, Ltd., 116,459 shares held of record by Trivest Principals' Fund 1988, of which Dr. George is a general partner, 542,816 shares of record owned by TSSF (See note (8)), and 135,697 shares owned of record by Annuity Fund. Excludes 11,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. The General Partner of Annuity Fund is Trivest Plan Sponsor. Messrs. Powell and George are executive officers and directors of Trivest Plan Sponsor and beneficially own 100% of its outstanding stock.


(6) Trivest Group, Inc. serves as the sole general partner of Trivest 1988 Fund Managers, Ltd., which in turn is the sole general partner of (i) Trivest Fund I, Ltd., a privately held investment partnership that holds of record 662,484 shares of Common Stock, and (ii) Trivest Equity Partners I, Ltd., a privately held investment partnership that holds of record 245,971 shares of Common Stock. Messrs. Powell and George are executive officers and directors of Trivest Group, Inc. and beneficially own 100% of its outstanding capital stock.

(7) The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(8) The general partner of TSSF is Trivest Associates, L.P. ("Associates"), a Florida limited partnership whose general partner is Trivest, Inc. Messrs. Powell and George are executive officers and directors of Trivest Inc. and beneficially own 100% of its outstanding capital stock. Messrs. Powell and George are also limited partners of Associates.


(9) The address for Cadence Capital Management is One Exchange Place, 29th Floor, Boston, Massachusetts 02109.


(10) The address for Heartland Advisors, Inc. is 790 North Milwaukee Street, Milwaukee, Wisconsin 53202.


(11) Includes 113,062 shares owned directly and 65,175 shares subject to exercisable options granted under the Company's Stock Option Plan. Excludes 20,000 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Watts' address is 1801 N. Andrews Avenue, Pompano Beach, Florida 33062.

(12) Includes 62,750 shares owned directly and 15,500 shares subject to exercisable options granted under the Company's stock option plan and 78,700 shares owned by Brasfield & Gorrie, General Contractors, Incorporated. Excludes 14,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Gorrie's address is c/o Brasfield and Gorrie, 729 South 30th Street, Birmingham, Alabama 35233.

(13) Includes 51,693 shares owned directly and 91,000 shares subject to exercisable options granted under the Company's stock option plan. Excludes 34,000 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(14) Includes 31,602 shares owned directly and 62,000 shares subject to exercisable options granted under the Company's stock option plan. Excludes 23,000 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(15) Includes 16,950 shares owned directly and 40,000 shares subject to exercisable options granted under the Company's stock option plan. Excludes 20,000 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(16) Includes 20,000 shares owned directly and 16,000 shares subject to exercisable options granted under the Company's stock option plan. Excludes 16,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Smith's address is Suite 916, 10 Rockefeller Plaza, New York, New York 10020.

(17) Includes 14,978 shares owned directly and 18,500 shares subject to exercisable options granted under the Company's stock option plan. Excludes 6,500 options subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(18) Includes 6,000 shares owned directly and 16,000 shares subject to exercisable options granted under the Company's stock option plan. Excludes 16,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Cheek's address is 3713 Fairway Drive, DCBE, Granbury, Texas 76049.

(19) Includes 5,675 shares held by Mr. Weiser's wife, 2,000 shares owned directly and 10,500 shares subject to exercisable options granted under the Company's stock option plan. Excludes 14,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Weiser's address is 3250 Mary Street, 5th Floor, Miami, Florida 33133.

(20) Includes 1,050 shares owned directly and 10,500 shares subject to exercisable options granted under the Company's stock option plan. Excludes 14,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger. Mr. Allen's address is c/o Nations Bank South, 200 S.E. 1st Street, Suite 800, Miami, Florida 33131.

(21) Represents 9,050 shares subject to exercisable options granted under the Company's stock option plan. Excludes 13,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(22) Includes 1,762 shares owned directly and 5,500 shares subject to exercisable options granted under the Company's stock option plan. Excludes 3,000 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(23) Includes 1,000 shares subject to exercisable options. Excludes 6,500 shares subject to unvested options that will become fully vested and exercisable upon consummation of the Merger.

(24) Includes an aggregate of 413,100 shares subject to exercisable options granted under the Company's stock option plan, 1,024,914 shares owned of record by Trivest Fund I, Ltd., Trivest Equity Fund I, Ltd., and Trivest Principals' Fund 1988 and 678,513 shares owned of record by TSSF and Annuity Fund. See notes (4), (5), (6) and (7).

                         CERTAIN INFORMATION CONCERNING
                       THE PURCHASER AND OTHER AFFILIATES

         Purchaser. The Purchaser is a newly-formed Florida corporation organized at the direction of the Trivest Partnerships. The principal executive offices of the Purchaser are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. The telephone number is (305) 858-2200.

         Trivest Directors. The Trivest Directors are Earl W. Powell, Phillip T. George, M.D., William F. Kaczynski, Jr. and Peter W. Klein. See
"MANAGEMENT--Directors and Executive Officers of WinsLoew." The principal business address of each of them is c/o Trivest, Inc., 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. Each of the Trivest Directors is a citizen of the United States. Each of their principal occupations is as a director and/or executive officer of Trivest and associated entities.


         Management Group. The members of the Management Group are the following executive officers of WinsLoew: Bobby Tesney, President and Chief Executive Officer, Vincent A. Tortorici, Jr., Vice President and Chief Financial Officer,
R. Craig Watts, Executive Vice President, Contract Seating, and Rick J. Stephens, Vice President, Operations. See "MANAGEMENT--Directors and Executive Officers of WinsLoew." The business address for each member of the Management Group is the principal executive offices of WinsLoew, located at 160 Village Street, Birmingham, Alabama 35242. Each member of the Management Group is a citizen of the United States.


         Trivest Furniture Partners, Ltd.


         Trivest Furniture Partners, Ltd. Trivest Furniture Partners, Ltd., a Florida limited partnership, is a privately held investment partnership established for the purpose of providing equity financing for the Merger. Its principal executive offices are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. Its sole general partner is TFP, Ltd.

         TFP, Ltd. Trivest Furniture, Ltd. is a Florida limited partnership established for the purpose of managing Trivest Furniture Partners, Ltd., of which it is the sole general partner. Its principal executive offices are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. Its sole general partner is Trivest.

         Trivest. Trivest II, Inc., a Florida corporation, is a private investment firm specializing in management services and acquisitions, dispositions and leveraged layouts. It is the sole general partner of TFP, Ltd. Mr. Powell is the controlling shareholder and sole director of Trivest. The following persons are the executive officers of Trivest: Mr. Powell, Dr. George, Mr. Kaczynski, Mr. Klein, Troy D. Templeton, Derek A. McDowell, B. Jay Anderson and Peter Vandenberg, Jr. Each such person is a citizen of the United States. Each of their principal occupations is as a director or executive officer of Trivest and associated entities. See "MANAGEMENT--Directors and Executive Officers of WinsLoew." Set forth below is a brief description of the business experience during at least the last five years of each of Messrs. Templeton, McDowell, Anderson and Vandenberg. The principal executive offices of Trivest are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.


         Troy D. Templeton. Mr. Templeton has served as an executive officer of Trivest since 1989 and is presently Senior Managing Director. Prior to joining Trivest, Mr. Templeton served in various capacities with Southeast Bank, N.A. in Miami, Florida.

         Derek A. McDowell. Mr. McDowell has served as an executive officer of Trivest since January 1998 and is presently a Managing Director. Prior to joining Trivest, Mr. McDowell served in various capacities for eight years with private equity and management consulting firms, including: H.I.G. Capital Management, Continental Illinois Venture Corporation, and Corporate Value Associates.

         B. Jay Anderson. Mr. Anderson has served as an executive officer of Trivest since 1987 and is presently Treasurer and Chief Financial Officer. Prior to joining Trivest, Mr. Anderson served as Audit Manager with KPMG-Peat Marwick in Miami from 1981 to 1987.


         Peter Vandenberg, Jr. Mr. Vandenberg, a Certified Public Accountant, has served as an executive officer of Trivest since January 1999 and is presently a Managing Director. Mr. Vandenberg has served as President of Biscayne, one of Trivest's associated entities, since November 1997 and as Chief Operating Officer of Biscayne since March 1998. The common stock of Biscayne is quoted on the NASD OTC Bulletin Board. Biscayne filed a Voluntary Chapter 11 bankruptcy petition in February 1999. Mr. Vandenberg joined Biscayne in January 1987 and has served as Vice President (Executive Vice President from December 1996 until becoming President), Treasurer and Chief Financial Officer since such time (except for the period from April 1991 to September 1991, when he served as a Vice President of Biscayne and as an executive officer of Trivest). He was appointed a director of Biscayne in November 1994. Prior to joining Trivest, Mr. Vandenberg served in various capacities with Peat Marwick from December 1977 until January 1987, and was a senior manager of that firm from July 1984 until joining the Company.


         Trivest Fund II Group, Ltd.

         Trivest Fund II Group, Ltd. Trivest Fund II Group, Ltd., a Florida limited partnership, is a privately held investment partnership established for the purpose of providing equity financing for the Merger. Its principal executive offices are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133. Its sole general partner is Trivest Equities, Inc.


         Trivest Equities, Inc. Trivest Equities, Inc., a Florida corporation, is principally engaged in the business of investing through partnerships in other companies. It is the sole general partner of Trivest Fund II Group, Ltd. Mr. Powell is the controlling shareholder of Trivest Equities, Inc., and Messrs. Powell and George are its sole directors. The following persons are the executive officers of Trivest Equities, Inc.: Messrs. Powell, George, Kaczynski, Klein, Templeton, McDowell, Anderson and Vandenberg. Each such person is a citizen of the United States. Each of their principal occupations is as a director or executive officer of Trivest and associated entities, including Trivest Equities, Inc. See "MANAGEMENT--Directors and Executive Officers of WinsLoew." Set forth above is a brief description of the business experience during at least the last five years of each of Messrs. Templeton, McDowell, Anderson and Vandenberg. The principal executive offices of Trivest Equities, Inc. are located at 2665 South Bayshore Drive, Suite 800, Miami, Florida 33133.

                              CERTAIN TRANSACTIONS

         Investment Services Agreement. In December 1994, the Company entered into a ten-year Investment Services Agreement with Trivest, pursuant to which Trivest provides corporate finance, strategic and capital planning and other management advice to the Company, including (i) conducting relations on behalf of the Company with accountants, attorneys, financial advisors and other professionals, (ii) providing reports to the Company with respect to the value of its assets, and (iii) rendering advice with respect to acquisitions, dispositions, financings and refinancings. Pursuant to the Investment Services Agreement, Trivest receives a base annual fee of $500,000 (in 1994), subject to cost-of-living increases. In addition, for each additional business acquired by the Company, Trivest's base compensation will generally be increased by the greater of (i) $100,000, and (ii) the sum of 5% of the additional business's projected annual earnings before income taxes, interest expense and amortization of goodwill ("EBITA") for the fiscal year in which it is acquired up to $2.0 million of EBITA, plus 3.5% of EBITA in excess of $2.0 million. Moreover, subject to the approval of the Company's board (including a majority of disinterested directors), for each acquisition or disposition of any business operation by the Company introduced or negotiated by Trivest, Trivest will generally receive a fee of up to 3% of the purchase price. The Company paid Trivest $640,980 for services rendered under the Investment Services Agreement during 1998.

         Pursuant to an amendment entered into between Trivest and the Company as of March 5, 1999, the parties agreed that (i) no such fee would be payable to Trivest with respect to the Merger, (ii) if the Termination Fee is paid in connection with a Superior Proposal pursuant to the Merger Agreement, no such fee shall be payable with respect to such Superior Proposal under the Investment Services Agreement, and (iii) Trivest shall not be reimbursed under the Investment Services Agreement for any expenses related to the Merger or a Superior Proposal. See "SPECIAL FACTORS--Background" and "THE MERGER--Termination."


         Trivest Legal Department. Trivest maintains an internal legal department, which accounts for its time on an hourly basis and bills Trivest and its affiliates, including the Company, for services rendered at prevailing rates. In 1998, the Company paid Trivest $40,516.25 for services rendered by the legal department. The Company believes that the fees charged by the Trivest legal department in 1998 were no less favorable to the Company than fees charged by unaffiliated third parties for similar services.

                   MARKET PRICES OF COMMON STOCK AND DIVIDENDS

         The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "WLFI" since January 1, 1995. The following table sets forth, for the period indicated, the high and low sales price per share of Common Stock as reported by the Nasdaq National Market System:

                                                                           High                   Low
                                                                           ----                   ---
         1997
           First Quarter...................................            $   11 7/8            $    8 1/8
           Second Quarter..................................            $   11                $    8 3/8
           Third Quarter...................................            $   15                $   10 15/16
           Fourth Quarter..................................            $   16 13/16          $   13 5/16

         1998
           First Quarter...................................            $   20 5/8            $   13 3/4
           Second Quarter..................................            $   29                $   20 11/16
           Third Quarter...................................            $   28 3/4            $   15 1/2
           Fourth Quarter..................................            $   26 1/2            $   17 7/8

         1999
           First Quarter...................................            $   28 3/4            $   23
           Second Quarter..................................            $   _____             $   _____
           (through June __, 1999)


         On January 6, the last trading day prior to the Board meeting at which Mr. Powell stated that he, together with the other Trivest Investors and the Management Group, would be willing to submit a proposal to purchase the Company, the closing price per share of the Common Stock as reported by Nasdaq was $24 3/8. On January 15, 1999, the last trading day prior to the announcement of the delivery of Mr. Powell's initial proposal to the Special Committee, the closing price per share of the Common Stock as reported by Nasdaq was $27. On January 25, the last trading day prior to the announcement of the execution of the Letter of Intent relating to the Merger, the closing price per share of the Common Stock as reported by Nasdaq was $28 1/2. On March 4, 1999, the last trading day prior to announcement of the First Amended Merger Agreement, the closing price per share of Common Stock as reported by Nasdaq was $26 3/4. On March 30, 1999, the last trading day prior to the announcement of the First Amended Merger Agreement increasing the per share purchase price from $30.00 to $33.00, the closing price per share of the Common Stock as reported by Nasdaq was $27 1/2. On May 4, 1999, the last trading day prior to the announcement of the Merger Agreement increasing the per share purchase price from $33.00 to $34.75, the closing price per share of the Common Stock as reported by Nasdaq was $32 1/4. On June ___, 1999, the last trading day prior to the printing of this Proxy Statement, the closing price per share of Common Stock as reported by Nasdaq was $_____.

         As of April 30, 1999, there were approximately 104 holders of record of Common Stock and approximately 1,997 persons or entities holding Common Stock in nominee name.


         The Company has not declared nor paid any cash dividends on its Common Stock, does not anticipate that any dividends will be declared nor paid in the foreseeable future, and intends to retain earnings to finance the development and expansion of the Company's operations. Under the Merger Agreement, the company has agreed not to pay any dividends on the Common Stock prior to the Effective Date. In addition, the Company's payment of dividends is also restricted under the terms of its credit facilities (see Note 4 of Notes to the Company's Consolidated Financial Statements).

         In January 1998, the Board approved a plan to acquire up to 1,000,000 shares of Common Stock. The purchases commenced in May 1998 and were funded by the Company's senior credit facility. As of the date of this Proxy Statement, the Company had acquired 112,500 shares for approximately $3.2 million under the plan at prices ranging from $27 5/8 to $28 1/2 per share, and the last purchase of Common Stock by the Company under such plan was on February 25, 1999 of 20,000 shares at a per share price of $27 5/8. All such purchases were effected through brokers on the Nasdaq National Market System. The average price per share for such purchases during each fiscal quarter since January 1998 were as follows:

                   1998
                     First Quarter.............................       N/A
                     Second Quarter............................       $27 1/2
                     Third Quarter.............................       $17 3/4
                     Fourth Quarter............................       $19

                   1999
                     First Quarter.............................       $28 1/3


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Proxy Statement contains certain forward-looking statements regarding the intent, belief and current expectations of the Company's management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures or other aspects of operating results. The operations of the Company are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's operations and whether the forward-looking statements made by the Company ultimately prove to be accurate. The Company assumes no obligation to update any forward-looking statements.

                         INDEPENDENT PUBLIC ACCOUNTANTS


         Ernst & Young LLP, certified public accountants, served as the Company's independent auditors for the fiscal year ended December 31, 1998. The Consolidated Balance Sheets as of December 31, 1998 and December 31, 1997, and the related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for each of the three fiscal years in the period ended December 31, 1998 included in this Proxy Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report. A representative of Ernst & Young LLP will be present at the Special Meeting to answer appropriate questions from shareholders and will have the opportunity to make a statement if so desired.


                  INFORMATION CONCERNING SHAREHOLDER PROPOSALS


          WinsLoew's annual meeting of shareholders is normally held in June of each year. Management has postponed the date of the 1999 annual meeting of shareholders pending the Special Meeting. If the proposal to approve the Merger is not approved at the Special Meeting, then the 1999 annual meeting of shareholders will be held in November 1999. In order to be considered for inclusion in the Company's proxy statement and form of proxy for the 1999 annual meeting of shareholders, proposals of shareholders intended to be presented at the meeting must be submitted to the Company in accordance with the procedures prescribed in Rule 14a-8 under the Exchange Act and must be received by the Company at its principal executive offices by August 31, 1999. Pursuant to the Company's Articles of Incorporation, in order to be considered at such meeting, proposals of shareholders must be received by the Company at its principal executive offices by the tenth day following the date on which notice of the date of the meeting is given to shareholders or made public, whichever occurs first. The Company's proxy statement for the 1999 annual meeting of shareholders, if held, will confer discretionary authority to vote on any shareholder proposal presented at the meeting unless the Company receives notice of such proposal by such date.


                                 OTHER BUSINESS

         The Board knows of no other business to be brought before the Special Meeting. If, however, any other business should properly come before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

                       DOCUMENTS INCORPORATED BY REFERENCE

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the Special Meeting and any adjournment or postponement thereof, shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof for purposes of the Exchange Act from the date of the filing of such documents. Any statement contained in this Proxy Statement, in a supplement to this Proxy Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any subsequently filed supplement to this Proxy Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements, and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The same information is also available on the Internet at http://www.FreeEDGAR.com.


         The Affiliates (consisting of the Purchaser, the members of the Management Group, the Trivest Partnerships and the Trivest Directors), have filed a Schedule 13E-3 with the Commission with respect to the transactions contemplated by the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information and exhibits contained in the Schedule 13E-3. The Schedule 13E-3 (including exhibits) and any amendments thereto may be inspected and copied at, or obtained from, the Commission's offices as set forth above. For further information, reference is hereby made to the Schedule 13E-3 and the exhibits thereto. Statements contained in this Proxy Statement concerning documents filed with the Commission as exhibits to the Schedule 13E-3 or attached as Appendices to this Proxy Statement are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Schedule 13E-3 or attached as an Appendix to this Proxy Statement. Each statement in this Proxy Statement concerning such a document is qualified in its entirety by reference to such document.

         Certain documents discussed in this Proxy Statement, including, without limitation, the Schedule 13E-3 and all exhibits thereto, are also available for inspection and copying at the principal executive offices of the Company at 160 Village Street, Birmingham, Alabama 35242, telephone (205) 408-7600, during its regular business hours, by any shareholder or his or her representative so designated in writing. Upon the written request of a shareholder directed to the Secretary of the Company at the above address, the Company will mail to such shareholder a copy of any such document at the expense of such shareholder.

         If the Merger is consummated, the Company will deregister the Common Stock and will no longer be subject to the requirements of the Exchange Act. See "SPECIAL FACTORS--Certain Effects of the Merger."

         No person has been authorized to give any information or make any representation in connection with the solicitation of proxies made hereby other than those contained or incorporated by reference in this Proxy Statement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Purchaser. This Proxy Statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. Information in this Proxy Statement about the Company has been provided by the Company, and information about the Purchaser has been provided by the Purchaser.


                                   By Order of the Board of Directors


                                   Bobby Tesney
                                   President and Chief Executive Officer
Birmingham, Alabama

June __, 1999

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                               Page
                                                                               ----

Report of Ernst & Young LLP, Independent Auditors .........................    F-2

Consolidated Balance Sheets as of
   December 31, 1998 and 1997 .............................................    F-3

Consolidated Statements of Income
   For the Years Ended December 31, 1998, 1997 and 1996 ...................    F-4

Consolidated Statements of Stockholders' Equity
   For the Years Ended December 31, 1998, 1997 and 1996 ...................    F-5

Consolidated Statements of Cash Flows
   For the Years Ended December 31, 1998, 1997 and 1996 ...................    F-6

Notes to Consolidated Financial Statements ................................    F-7

Consolidated Balance Sheet
   as of March 26, 1999 (Unaudited) .......................................    F-18

Consolidated Statements of Income
   For the Quarters Ended March 26, 1999 and March 27, 1998 (Unaudited)....    F-19

Consolidated Statements of Cash Flows
   For the Quarters Ended March 26, 1999 and March 27, 1998 (Unaudited)....    F-20

Notes to Consolidated Financial Statements (Unaudited) ....................    F-21

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders of WinsLoew Furniture, Inc.

We have audited the accompanying consolidated balance sheets of WinsLoew Furniture, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WinsLoew Furniture, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




Birmingham, Alabama                      /s/ Ernst & Young LLP
January 29, 1999

                    WinsLoew Furniture, Inc. and Subsidiaries
                           Consolidated Balance Sheets





(In thousands except share and per share amounts)                       December 31,
                                                                    --------------------
                                                                     1998         1997
                                                                    -------      -------
Assets
Cash and cash equivalents                                           $   475      $   707
Cash in escrow                                                        1,000           --
Accounts receivable, less allowances for doubtful accounts of
   $1,694 and $788 at December 31, 1998 and 1997, respectively       23,647       22,031
Inventories                                                          12,206       10,433
Prepaid expenses and other current assets                             4,638        7,409
Net assets of discontinued operations                                    --        1,470
                                                                    -------      -------
       Total current assets                                          41,966       42,050
Net assets of discontinued operations                                    --        4,548
Property, plant and equipment, net                                   13,948       12,023
Goodwill, net                                                        27,176       21,021
Other assets, net                                                     1,463          772
                                                                    -------      -------
                                                                    $84,553      $80,414
                                                                    =======      =======


Liabilities and Stockholders' Equity
Current portion of long-term debt                                   $    47      $   515
Accounts payable                                                      4,377        3,395
Other accrued liabilities                                             9,952        8,203
Net liabilities of discontinued operations                            1,750           --
                                                                    -------      -------
       Total current liabilities                                     16,126       12,113


Long-term debt, net of current portion                                1,400       15,908
Deferred income taxes                                                   801        1,367
                                                                    -------      -------
       Total liabilities                                             18,327       29,388
                                                                    -------      -------

Commitments and contingencies (Note 8)

Stockholders' equity:
Preferred stock, par value $.01 per share, 5,000,000 shares
   authorized, none issued                                               --           --
Common stock- par value $.01 per share, 20,000,000 shares
   authorized, 7,294,408 and 7,526,508 shares issued and
   outstanding at December 31, 1998 and 1997, respectively               73           75
Additional paid-in capital                                           19,797       24,926
Retained earnings                                                    46,356       26,025
                                                                    -------      -------
Total stockholders' equity                                           66,226       51,026
                                                                    -------      -------
                                                                    $84,553      $80,414
                                                                    =======      =======



                             See accompanying notes.

                    WinsLoew Furniture, Inc. and Subsidiaries
                        Consolidated Statements of Income




(In thousands except per share amounts)                       Year Ended December 31,
                                                       ---------------------------------------

                                                         1998           1997            1996
                                                       --------      ---------       ---------
Net sales                                              $141,360      $ 122,145       $ 117,405
Cost of sales                                            87,232         79,431          78,029
                                                       --------      ---------       ---------
     Gross profit                                        54,128         42,714          39,376

Selling, general and administrative expenses             23,124         21,427          21,472
Amortization                                              1,122            992           1,444
                                                       --------      ---------       ---------
     Operating income                                    29,882         20,295          16,460

Interest expense                                            635          2,296           3,083
                                                       --------      ---------       ---------
     Income from continuing operations before
       income taxes                                      29,247         17,999          13,377
Provision for income taxes                               10,947          6,838           4,834
                                                       --------      ---------       ---------
     Income from continuing operations                   18,300         11,161           8,543
Loss from discontinued operations,
       net of taxes                                          --           (718)           (259)
Gain (loss) from sale of discontinued operations,
       net of taxes                                       2,031         (8,200)             --
                                                       --------      ---------       ---------
     Net income                                        $ 20,331      $   2,243       $   8,284
                                                       ========      =========       =========


Basic earnings (loss) per share:
   Income from continuing operations                   $   2.46      $    1.49       $    0.98
   Loss from discontinued operations,
       net of taxes                                          --          (0.09)          (0.03)
   Gain (loss) from sale of discontinued
       operations, net of taxes                            0.27          (1.10)             --
                                                       --------      ---------       ---------
     Net income                                        $   2.73      $    0.30       $    0.95
                                                       ========      =========       =========
   Weighted average number of shares                      7,450          7,484           8,724
                                                       ========      =========       =========
Diluted earnings (loss) per share:
   Income from continuing operations                   $   2.40      $    1.48       $    0.98
   Loss from discontinued operations,
       net of taxes                                          --          (0.10)          (0.03)
   Gain (loss) from sale of discontinued
       operations, net of taxes                            0.27          (1.08)             --
                                                       --------      ---------       ---------
     Net income                                        $   2.67      $    0.30       $    0.95
                                                       ========      =========       =========

   Weighted average number of shares and
       common stock equivalents                           7,624          7,563           8,730
                                                       ========      =========       =========


                             See accompanying notes.

                    WinsLoew Furniture, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity



(In thousands except share amounts)


                                               Common Stock         Additional
                                           ---------------------      Paid-in       Retained
                                             Shares       Amount      Capital       Earnings        Total
                                           ---------      ------      --------       -------      --------

Balance, December 31, 1995                 8,967,112       $ 90       $ 37,640       $15,498      $ 53,228

Exercise of stock options                     25,100         --            187            --           187
Repurchase and cancellation of stock        (576,925)        (6)        (3,958)           --        (3,964)
Repurchase and cancellation of stock
     from affiliated company                (933,504)        (9)        (9,326)           --        (9,335)
Net income                                        --         --             --         8,284         8,284
                                           ---------       ----       --------       -------      --------
Balance, December 31, 1996                 7,481,783         75         24,543        23,782        48,400

Exercise of stock options                     94,725          1            872            --           873
Repurchase and cancellation of stock         (50,000)        (1)          (489)           --          (490)
Net income                                        --         --             --         2,243         2,243
                                          ----------       ----       --------       -------      --------
Balance, December 31, 1997                 7,526,508         75         24,926        26,025        51,026

Exercise of stock options                     63,900          1            924            --           925
Repurchase and cancellation of stock        (296,000)        (3)        (6,053)           --        (6,056)
Net income                                        --         --             --        20,331        20,331
                                           ---------       ----       --------       -------      --------
Balance, December 31, 1998                 7,294,408       $ 73       $ 19,797       $46,356      $ 66,226
                                           =========       ====       ========       =======      ========


                             See accompanying notes.

                    WinsLoew Furniture, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows





(In thousands)                                                                              Year Ended December 31,
                                                                                    --------------------------------------
                                                                                      1998           1997           1996
                                                                                    --------       --------       --------
Cash flows from operating activities:
   Net income                                                                       $ 20,331       $  2,243       $  8,284
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation and amortization                                                       2,618          2,634          2,979
   Provision for losses on accounts receivable                                         1,331             42          1,759
   Change in net assets held for sale                                                  6,743         14,710          1,591
   Changes in operating assets and liabilities,
       net of effects from acquisitions and dispositions:
     Accounts receivable                                                              (2,210)         1,875           (617)
     Inventories                                                                      (1,164)         1,182            288
     Prepaid expenses and other current assets                                         2,779         (3,871)            50
     Other assets                                                                        843            691           (144)
     Accounts payable                                                                    792           (591)         1,841
     Other accrued liabilities                                                          (357)         3,386           (497)
     Deferred income taxes                                                              (566)          (310)           690
                                                                                    --------       --------       --------
       Total adjustments                                                              10,809         19,748          7,940
                                                                                    --------       --------       --------
       Net cash provided by operating activities                                      31,140         21,991         16,224
                                                                                    --------       --------       --------

Cash flows from investing activities:
   Capital expenditures, net of disposals                                               (942)          (425)        (1,351)
   Proceeds from disposition of business                                                  --          2,119             --
   Proceeds from disposition of business held in escrow                               (1,000)            --             --
   Investment in subsidiary                                                           (9,323)            --             --
                                                                                    --------       --------       --------
       Net cash provided by (used in) investing activities                           (11,265)         1,694         (1,351)
                                                                                    --------       --------       --------


Cash flows from financing activities:
   Net payments under revolving credit agreements                                    (10,837)       (19,872)           (65)
   Payments on long-term debt                                                         (4,139)        (4,386)        (4,225)
   Proceeds from issuance of common stock, net                                           925            873            187
   Repurchase and cancellation of stock                                               (6,056)          (490)        (3,964)
   Repurchase and cancellation of stock from affiliated company                           --             --         (9,335)
   Proceeds from issuance of long-term debt                                               --             --          3,030
                                                                                    --------       --------       --------
       Net cash used in financing activities                                         (20,107)       (23,875)       (14,372)
                                                                                    --------       --------       --------
       Net increase (decrease) in cash and cash equivalents                             (232)          (190)           501
Cash and cash equivalents at beginning of year                                           707            897            396
                                                                                    --------       --------       --------
Cash and cash equivalents at end of year                                            $    475       $    707       $    897
                                                                                    ========       ========       ========

Supplemental disclosures:
   Interest paid                                                                    $    695       $  2,318       $  3,296
   Income taxes paid                                                                $  9,579       $  6,048       $  3,937
                                                                                    ========       ========       ========
   Investing activities included the acquisition of Tropic Craft in 1998
   Assets acquired, liabilities assumed and consideration paid was as follows:

   Fair value of assets acquired                                                    $ 10,078
   Cash acquired                                                                         (43)
   Liabilities assumed                                                                  (712)
                                                                                    --------
                                                                                    $  9,323
                                                                                    ========


                             See accompanying notes.

                    WinsLoew Furniture, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 1998



1.       Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of WinsLoew Furniture, Inc. ("WinsLoew") and its subsidiaries (the "Company"). All material intercompany balances and transactions have been eliminated.

Business

WinsLoew is comprised of companies engaged in the design, manufacture and distribution of casual, contract seating and ready-to-assemble ("RTA") furniture. WinsLoew's casual furniture products are distributed through independent manufacturer's representatives, and are constructed of extruded and tubular aluminum, wrought iron and cast aluminum. These products are distributed through fine patio stores, department stores and full line furniture stores nationwide. WinsLoew's contract seating products are distributed to a customer base which includes architectural design firms, restaurant and lodging chains. WinsLoew's RTA products include promotionally priced coffee and end tables, wall units and rolling carts. Distribution of RTA furniture products is primarily through mass merchandisers, catalogue wholesalers and specialty retailers. The Company performs periodic credit evaluations of its customers' financial condition and determines if collateral is needed on a customer by customer basis.

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents all highly liquid investments which have maturities at the date of purchase of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has not experienced any losses in such accounts.


Inventories

Inventories are stated at the lower of cost or market. Cost is determined utilizing the first-in, first-out ("FIFO") and weighted average methods.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: building and improvements, 8 to 40 years; manufacturing equipment, 2 to 10 years; office furniture and equipment, 3 to 7 years; and vehicles, 3 to 5 years.

Goodwill

Goodwill is amortized on a straight-line basis over forty years from the date of the respective acquisition. The carrying value of goodwill is reviewed if the facts and circumstances suggest it may be impaired. If the review, using undiscounted cash flows over the remaining amortization period, indicates that the cost of goodwill will not be recoverable, the Company's carrying value are reduced.

Deferred Costs (Other Assets)

Loan acquisition costs and related legal fees, included in other assets, are deferred and amortized over the respective terms of the related debt.

Income Taxes

Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and the related basis for income tax purposes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements.

The numerators for the earnings per share calculation are set forth on the face of the accompanying income statements. The only difference between the denominator for the basic and dilutive calculations are the number of shares added to basic for the dilutive effect of employee stock options.

Revenue Recognition

Sales are recorded at time of shipment from the Company's facilities to customers.

Use of Estimates

The preparation of the consolidated financial statements requires the use of estimates in the amounts reported. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation Plans

The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations to account for its stock option plan. Under provisions of APB No. 25, no compensation expense has been recognized for stock option grants.

Foreign Currency Forward Contracts


The Company has exposure to losses which may result from settlement of certain raw materials purchases denominated in a foreign currency. To reduce this exposure, the Company has entered into forward contracts to buy foreign currency. These forward contracts are accounted for as hedges, therefore, gains and losses from settlement of the forward contracts are used to offset gains and losses from settlement of the liability for the purchased raw materials. Gains and losses are recognized in the same period in which gains or losses from the raw material purchases are recognized. The Company is exposed to losses on the forward contracts in the event it does not purchase the raw materials; however, the Company does not anticipate this event.


At December 31, 1998 the Company did not have any forward contracts outstanding. There were no significant deferred gains or (losses) and actual gains (losses) included in cost of sales were ($12,000), $30,000 and $15,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Impact of Recently Issued Accounting Standard

In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The standard establishes principles for the disclosure of information about operating segments in financial statements. The adoption did not have any effect on the Company's primary financial statements, but did effect the disclosure of segment information contained in Note 9.

2.       Discontinued Operations

During 1997, the Company adopted a plan to dispose of its RTA operations. WinsLoew's RTA products included ergonomically-designed computer workstations, which the Company denoted as "space savers", promotionally-priced coffee and end tables, wall units and rolling carts and an extensive line of futons, futon frames and related accessories. Distribution of RTA furniture products was primarily through mass merchandisers, catalogue wholesalers and specialty retailers. As a result of this decision, the Company recorded a pre-tax non-cash charge totaling $12.4 million ($8.2 million net of taxes) in the fourth quarter of 1997 relating to the disposal of the RTA operations. The charge can be summarized as follows:

         Write-off of goodwill in connection with sale of assets             $ 3,902,000
         Reduction of inventory value                                          2,791,000
         Reduction of property to net realizable value                         2,067,000
         Reduction of accounts receivable value                                1,390,000
         Other liabilities/reserves                                            1,050,000
         Accrual for losses through disposition                                1,200,000
                                                                             -----------
                  Total                                                      $12,400,000
                                                                             ===========


The Company planned to sell two of the businesses and liquidate the assets related to the futon business. During 1998 the Company sold one of the businesses and completed the liquidation of the futon business. At the end of 1997 and during 1998, the Company attempted to sell its remaining RTA facility but was unable to obtain a satisfactory offer. The Company devoted significant management time to the operation resulting in improved profitability by the end of 1998. Due to the recovery, the Company decided, during the fourth quarter of 1998, to retain Southern Wood.


As a condition of the sale mentioned above, WinsLoew is required to hold in escrow $1.0 million of the sales proceeds to provide indemnification to the purchaser for claims arising from the date of purchase to December 31, 1999.

The operating results of the discontinued operations are summarized as follows (dollars in thousands, except for per share amounts):


                                     For the Years Ended December 31,
                                  ---------------------------------------
                                     1998          1997           1996
                                  ---------      --------       --------
Net sales                         $   4,432      $ 15,921       $ 26,574
Income before taxes                      --        (1,178)          (385)
Net loss                                 --          (718)          (259)
Net loss per share-diluted        $      --      $  (0.10)      $  (0.03)

The net assets of the discontinued operations at December 31, 1998 and 1997 are as follows:



                                                                          1998          1997
                                                                         -----         -------
                                                                             (In thousands)
Current assets                                                           $    --       $ 3,449
Current liabilities, including reserve for estimated losses through
     disposal date                                                        (1,750)       (1,979)
Net assets/liabilities of discontinued operations, current               $(1,750)      $ 1,470
                                                                         =======       =======
Property, net                                                            $    --       $   478
Goodwill, net                                                                 --         4,018
Other assets                                                                  --            52
                                                                         -------       -------
Net assets of discontinued operations, non-current                       $    --       $ 4,548
                                                                         =======       =======



Under the provisions of SFAS No. 5, Accounting for Contingencies, the Company has evaluated the contingencies related to the sale of its discontinued RTA operation and the liquidation of its discontinued futon operations. This evaluation resulted in a net liability of $1,750,000, which is comprised of $1,160,000 for the settlement of warranty claims and product returns in accordance with the Company's warranty policy and contractual indemnity related to the sale of the RTA operations, $200,000 in contingent liabilities related to the closing of the sale of the RTA operations, $250,000 of litigation involving a disputed trade name and $140,000 of miscellaneous items. The contingent amounts are expected to be finalized by December 31, 1999 and settled during 2000.


The total assets and liabilities of the subsequently retained Southern Wood operation for the period classified as a discontinued operation were $4.0 million and $1.1 million, respectively, at December 31, 1997.

The operating results of the subsequently retained Southern Wood operation for each of the years the operation was reported as a discontinued operation are summarized as follows (dollars in thousands, except for per share amounts):

                                     For the Years Ended December 31,
                                    ---------------------------------
                                      1998        1997         1996
                                    -------      ------      -------
Net sales                           $11,689      $7,396      $10,710
Income before taxes                   1,004         399           30
Net income                              611         247           18
Net income per share - diluted      $  0.08      $ 0.03      $    --



During 1998, the Company recorded pre-tax income from the disposition of discontinued operations totaling $3.2 million ($2.0 million net of taxes). The components are as follows:



Gain on liquidation of Futon operations            $ 2,425,000
Reversal of reserves related to Southern Wood        1,857,000
Loss on sale of remaining RTA operation             (1,093,000)
                                                   -----------
     Total                                         $ 3,189,000
                                                   ===========



The reversal of reserves is comprised of $1,157 related to the write-down of assets to net realizable values, $400,000 estimated loss from operations, and $300,000 for estimated costs of disposal. The amounts were a reversal of the amounts accrued in 1997 for discontinued operations related to Southern Wood.

The loss on the sale of the remaining RTA operation is the actual loss incurred on the sale of the business in 1998.


As a result of the Board's decision to retain Southern Wood, the consolidated financial statements for 1997 and 1996 have been reclassified to reflect the results of operations and assets and liabilities, net of reserves for discontinued operations, of Southern Wood as a continuing operation.

3.       Acquisition and Disposition

During the third quarter of 1997, the Company disposed of certain assets of its wrought iron business in the casual furniture product line. The sale generated proceeds of $2.1 million. This business accounted for net sales of $5.7 million and $11.0 million in the years ended December 31, 1997 and 1996, respectively. The operating income of this business was not material to consolidated operating income. During the third quarter of 1997, the Company recorded approximately $230,000 of costs associated with the sale in selling, general and administrative expenses.

In June 1998, the Company purchased all of the stock of Villella, Inc. d/b/a Tropic Craft Aluminum Furniture Manufacturers ("Tropic Craft") for $9.3 million. In addition, the seller will be entitled to receive a contingent purchase price payment of up to $1.0 million upon achievement of targeted earning performance with respect to the years ending June 30, 1999 and June 30, 2000. Tropic Craft is engaged in the design and manufacture of contract casual furniture. The acquisition resulted in goodwill of $6.9 million. Funds for the acquisition were provided under WinsLoew's credit facility. The acquisition was accounted for under the purchase method and, accordingly, the operating results of Tropic Craft have been included in the consolidated operating results since the date of acquisition.

The following unaudited pro forma information has been prepared assuming that the acquisition of Tropic Craft occurred on January 1, 1997. Permitted pro forma adjustments include only the effects of events directly attributable to the transaction that are factually supportable and expected to have a continuing impact. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

(In thousands, except per share amounts)               For the Years Ended December 31,
                                                       --------------------------------
                                                             1998          1997
                                                       --------------  ----------------
Net sales                                                  $144,752      $127,108
Income from continuing operations                          $ 18,946      $ 11,298
Net income                                                 $ 20,977      $  2,380
Income from continuing operations per share - diluted      $   2.49      $   1.49
Net income per share - diluted                             $   2.76      $   0.32

4.       Long-Term Debt

Long-term debt consisted of the following at December 31, 1998 and 1997:


(In thousands)                    1998         1997
                                -------      -------

Revolving line of credit        $ 1,400      $ 1,546
Term loan                            --        2,287
Acquisition line of credit           --       12,500
Other                                47           90
                                -------      -------
                                  1,447       16,423
Less:  current portion               47          515
                                -------      -------
                                $ 1,400      $15,908
                                =======      =======


Senior Credit Facilities

The Company's senior credit facility, as amended, provides for $62.5 million which matures in February 2001, and is collateralized by substantially all of the assets of the Company. The facility consists of a working capital revolving line of credit (maximum of $40 million), a term loan (originally $10 million) and an acquisition line of credit (maximum of $12.5 million). The working capital revolving line of credit allows the Company to borrow funds up to a certain percentage of eligible inventories and accounts receivable. The term loan requires quarterly repayments. The acquisition line of credit converts to a term loan with principal payments due in quarterly installments. Additionally, a payment equal to 50% of cash flow, as defined, is required for each year within 90 days of year-end. WinsLoew's amended senior credit facility provides the Company with a variable amount available under the revolving line of credit. Effective each June 30, the maximum amount available under its revolving line of credit is $20 million. The Company may, at its option, elect to increase the revolving line of credit at each December 31 through the following June 30 to a maximum of $40 million. As of December 31, 1998, WinsLoew elected to increase the revolving line of credit to $35 million.

The WinsLoew's senior credit facility allows the Company to borrow up to $10 million under its line of credit to purchase shares of the Company's common stock (see Note 5 below). At December 31, 1998 there was $6.1 million available for this purpose.


The interest rates on the components of the senior credit facility are either the base rate plus a spread, or the LIBOR rate plus a spread, as elected by the Company. The spread is determined by the leverage ratio, as defined, for the twelve month period ending each quarter. At December 31, 1998, the loans are priced at the base rate plus 0.25% (8.25% at December 31, 1998). If any LIBOR loans had been outstanding at December 31, 1998 they would have been priced at the LIBOR rate plus 1.25%. In addition, WinsLoew pays an unused facility fee of
 .375% per annum on a quarterly basis in arrears.


The agreement requires the Company to meet certain financial ratios for leverage, interest coverage, tangible net worth and includes other provisions generally common in such agreements including restrictions on dividends, additional indebtedness and capital expenditures. At December 31, 1998, the Company was in compliance with its debt covenants. The carrying value of the revolving line of credit approximated its fair value at December 31, 1998.

5.       Capital Stock

On January 23, 1998, the Board approved a plan authorizing the repurchase of 1,000,000 shares of the Company's stock in the open market at times and prices deemed advantageous. During 1998, the Company retired 296,000 shares of common stock purchased for $6.1 million. Subsequent to December 31, 1998 the Company has purchased 92,500 shares at a cost of $2.6 million. Currently, under the Board approved repurchase plan, there are 611,500 shares available for repurchase.

6.       Income Taxes

The provision (benefit) for income taxes consisted of the following:


(In thousands)                                                 For the Years Ended December 31,
                                                              ----------------------------------
                                                                1998         1997          1996
                                                              -------      -------       -------


Provision for taxes related to continuing operations          $10,947      $ 6,838       $ 4,834
Benefit for taxes related to discontinued operations               --         (375)         (126)
Provision (benefit) for taxes related to loss on sale of
   discontinued operations                                      1,158       (4,200)           --
                                                              -------      -------       -------
     Total provision for taxes                                $12,105      $ 2,263       $ 4,708
                                                              =======      =======       =======

Federal:
   Current                                                    $10,128      $ 3,985       $ 4,478
   Deferred                                                       856       (1,936)         (251)

State:
   Current                                                        989          496           542
   Deferred                                                       132         (282)          (61)
                                                              -------      -------       -------
                                                              $12,105      $ 2,263       $ 4,708
                                                              =======      =======       =======



At December 31, 1998 and 1997, deferred tax assets and liabilities consisted of the following:


(in thousands)                                   1998          1997
                                               -------       -------
Deferred tax assets:
   Capitalized inventory costs                 $   173       $   415
   Reserves and accruals                         2,894         3,660
   State net operating loss carryforwards          304           344
                                               -------       -------
Deferred tax assets                              3,371         4,419
                                               -------       -------
Deferred tax liabilities:
   Intangible asset basis difference              (191)          (98)
   Excess of tax over book depreciation           (611)       (1,194)
   Prepaid expenses                                (94)          (93)
   Other                                          (504)          (75)
                                               -------       -------
   Deferred tax liabilities                     (1,400)       (1,460)
                                               -------       -------
Deferred income taxes, net                     $ 1,971       $ 2,959
                                               =======       =======
Included in:
   Other current assets/liabilities            $ 2,772       $ 4,326
   Deferred income taxes                          (801)       (1,367)
                                               -------       -------
                                               $ 1,971       $ 2,959
                                               =======       =======

The following table summarizes the differences between the federal income tax rate and the Company's effective income tax rate for financial statement purposes:

                               For the Years Ended December 31,
                             ---------------------------------
                               1998          1997         1996
                             ------        ------       ------
Federal income tax rate        35.0%         34.0%        34.0%
State income taxes              3.4%          4.7%         2.2%
Goodwill amortization           2.1%          9.3%         2.0%
Other                          (3.4)%         2.2%        (2.0)%
                             ------        ------       ------
Effective tax rate             37.1%         50.2%        36.2%
                             ======        ======       ======


7.       Related Party Transactions

In October 1994, WinsLoew entered into a ten-year agreement (the "Investment Services Agreement") with Trivest, Inc. ("Trivest"). Trivest and the Company have certain common shareholders, officers and directors. Pursuant to the Investment Services Agreement, Trivest provides corporate finance, financial relations, strategic and capital planning and other management advice to the Company. The base compensation is $500,000, subject to cost of living increases and increases for additional businesses acquired. For 1998, 1997 and 1996, the amount expensed was $641,000, $628,000 and $604,000, respectively. In 1996, the Company retired 933,504 shares of its common stock purchased from an affiliated company at $10 per share.

8.       Commitments and Contingencies

Leases

The Company leases certain office space, manufacturing facilities and various items of equipment under operating leases. Some leases for office and manufacturing space contain renewal options and provisions for increases in minimum payments based on various measures of inflation. Rental expense amounted to approximately $830,000, $769,000, and $792,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Operating lease agreements in effect at December 31, 1998, have the following remaining minimum payment obligations:

         (in thousands)
         1999                                                $765
         2000                                                 740
         2001                                                 744
         2002                                                 714
         2003                                                 306
         2004 - 2007                                          757


Employment Agreements

The Company has employment agreements with certain employees. The agreements provide for minimum salary levels and bonuses based on a percentage of pre-tax operating income, as defined in the agreements.

Employee Benefit Plans

The Company has an employee benefit plan established under the provisions of
Section 401(k) of the Internal Revenue Code. Full-time employees who meet various eligibility requirements may voluntarily participate in the plan. The plan provides for voluntary employee contributions through salary reduction, as well as discretionary employer contributions. Company contributions were $161,000 and $143,000 in 1998 and 1997, respectively.

Stock Option Plan

In 1994, the Company established a Stock Option Plan (the "Plan") as a means to retain and motivate key employees and directors. The Compensation Committee of the Board of Directors administers and interprets the Plan and is authorized to grant options to all eligible employees of the Company and non-employee directors. The Plan provides for both incentive stock options and non-qualified stock options. Options are granted under the Plan on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Company's common stock on the date of grant. The Company has reserved 1,500,000 shares of common stock for issuance upon exercise of stock options. All options which have been granted have a term of ten years and vest ratably over five years.

Pro forma net income and earnings per share have been determined as if the Company had accounted for its employee stock options as compensation expense based on their fair value. Fair value was estimated at the date of grant using a Black-Scholes option pricing model for 1998, 1997 and 1996 assuming a risk-free interest rate of 4.83%, 6.45% and 6.2% for 1998, 1997 and 1996, respectively, a volatility factor for the Company's common stock of .608, .411 and .532 in 1998, 1997 and 1996, respectively and a weighted-average expected life of the options of six years. The pro forma information is not likely to be representative of the effects of options on pro forma net income in future years because the Company is required to include only options granted since 1994 in the pro forma information.



                                                                     For the Years Ended December 31,
                                                                 -----------------------------------------
                                                                     1998           1997            1996
                                                                 ----------      ---------       ---------
                                                                              (In thousands)
Pro forma net income                                             $   20,035      $   2,068       $   8,198
                                                                 ==========      =========       =========
Pro forma income (loss) per share, diluted:
   Income from continuing operations                             $     2.36      $    1.45       $    0.97
   Loss from discontinued operations, net of taxes                       --          (0.09)          (0.03)
   Gain (loss) from sale of discontinued operations, net of
     taxes                                                             0.27          (1.08)             --
                                                                 ----------      ---------       ---------
     Net income                                                  $     2.63      $    0.28       $    0.94
                                                                 ==========      =========       =========


Information with respect to WinsLoew's Plan is as follows:


                                                            1998
                                            --------------------------------
                                                           Weighted  Average
                                               Options       Exercise Price      1997           1996
                                            ------------     --------------  -----------   ------------
Options outstanding at January 1                 784,850      $       9.19       671,550        738,450
Granted                                           40,000      $      20.62       250,000         25,000
Exercised                                        (63,900)     $       8.25       (94,725)       (25,100)
Canceled                                         (18,050)     $       9.29       (41,975)       (66,800)
                                                --------                        --------       --------
Options outstanding at December 31               742,900      $       9.89       784,850        671,550
                                            ------------                     -----------   ------------
Exercise prices per share                   $5.88-$23.44                    $5.88-$16.06   $5.88-$11.63
                                            ============                    ============   ============
Options exercisable at December 31               422,060      $       9.20       407,100        480,400
                                            ============                    ============   ============
Options available for grant at December 31       573,375                         595,325        803,350
                                            ============                    ============   ============

Information with regard to options outstanding and exercise price at December 31 is as follows:


                                                                     Weighted      Options Exercisable at
                    Weighted             Options Outstanding          Average        December 31, 1998
                    Average    -----------------------------------   Remaining ---------------------------
                   Exercise                                           Life at                 Weighted
Exercise Price      Price         1998         1997         1996      12/31/98  Shares      Average Price
--------------      -----         ----         ----         ----      --------  ------      -------------

 $5.88 - $6.67      $ 6.16      255,800      291,850      356,250      6.1      160,240      $ 6.20

          8.66        8.66        8,200       10,250       10,250      6.2        4,920        8.66

 10.00 - 10.50       10.35      240,900      284,750      158,550      7.3      104,900       10.16

 11.13 - 11.63       11.56      163,000      163,000      146,500      5.4      145,000       11.61

         12.63       12.63       20,000       20,000           --      8.6        4,000       12.63

         16.06       16.06       15,000       15,000           --      8.9        3,000       16.06

         17.00       17.00       17,500           --           --      9.0           --          --


         23.44       23.44       22,500           --           --      9.4           --          --
                                -------      -------      -------               -------

     Total            9.89      742,900      784,850      671,550      7.0      422,060        9.20
                                =======      =======      =======               =======



The estimated weighted average fair value of options granted in 1998 is $12.51 per option. The weighted average remaining contractual life for options granted in 1998 is 9.3 years.

Litigation and Liability Claims

The Company is, from time to time, involved in routine litigation including general liability and worker's compensation claims. It is the opinion of management that sufficient insurance has been purchased to cover current and potential general liability and worker's compensation claims. None of such litigation in which the Company is presently involved is believed to be material to its liquidity, financial position or results of operations.

9.       Operating Segments

The Company has three segments organized and managed based on the products sold. These reportable segments are described in Note 1.

The Company evaluates performance and allocates resources based on gross profit. The accounting policies are the same as those described in the summary of significant accounting policies. There are no intersegment sales/transfers. Export revenues are not material.


                                   For the Years Ended December 31,
                                -------------------------------------
                                  1998          1997          1996
                                --------      --------      --------
                                           (In thousands)
REVENUES:
Casual products                 $ 59,733      $ 56,363      $ 58,066
Contract seating products         69,938        58,386        48,629
Ready to assemble products        11,689         7,396        10,710
                                --------      --------      --------
   Total revenues               $141,360      $122,145      $117,405
                                ========      ========      ========


                                                                        For the Years Ended December 31,
                                                                      ------------------------------------
                                                                        1998          1997          1996
                                                                      -------       --------      --------
                                                                                (In thousands)
SEGMENT GROSS PROFIT:
Casual products                                                       $28,227        $24,164       $23,812
Contract seating products                                              23,439         17,256        14,126
Ready to assemble products                                              2,462          1,294         1,438
                                                                      -------        -------       -------
   Total segment gross profit                                          54,128         42,714        39,376
Reconciling items:
Selling and general and administrative expenses                        23,124         21,427        21,472
Amortization                                                            1,122            992         1,444
                                                                      -------        -------       -------

Operating income                                                       29,882         20,295        16,460
Interest expense, net                                                     635          2,296         3,083
                                                                      -------        -------       -------
Income from continuing operations before income taxes                 $29,247        $17,999       $13,377
                                                                      =======        =======       =======

DEPRECIATION AND AMORTIZATION:
Casual products                                                       $ 1,550        $ 1,532       $ 1,956
Contract seating products                                                 425            411           360
Ready to assemble products                                                309            341           349

   Total                                                                2,284          2,284         2,665
Reconciling items:
Corporate                                                                 334            350           314
                                                                      -------        -------       -------
Total depreciation and amortization                                   $ 2,618        $ 2,634       $ 2,979
                                                                      =======        =======       =======

EXPENDITURES FOR (DISPOSAL OF) LONG LIVED ASSETS, NET:
Casual products                                                       $   (24)       $   790       $   629
Contract seating products                                                 129            236           162
Ready to assemble products                                                103           (576)           61
                                                                      -------        -------       -------
   Total                                                                  208            450           852
Reconciling items:
Corporate                                                                 734            (25)          499
                                                                      -------        -------       -------
Total expenditures for long lived assets, net                         $   942        $   425       $ 1,351
                                                                      =======        =======       =======
SEGMENT ASSETS:
Casual products                                                       $51,880        $41,964       $48,086
Contract seating products                                              23,486         21,836        22,372
Ready to assemble products                                              6,496          3,974         6,246
                                                                      -------        -------       -------
   Total                                                               81,862         67,774        76,704
Reconciling items:
Corporate                                                               2,691          6,622         2,518
Assets held for sale                                                       --          6,018        20,728
                                                                      -------        -------       -------
   Total consolidated assets                                          $84,553        $80,414       $99,950
                                                                      =======        =======       =======

The Company has one contract seating customer that accounted for 17%, 16% and 10% of consolidated revenues in the years ended December 31, 1998, 1997 and 1996, respectively.

10.      Supplemental Information

The following balance sheet captions are comprised of the items specified below:


                                                              December 31,
                                                        -----------------------
                                                          1998           1997
                                                        --------       --------
                                                            (In thousands)
Inventories:
   Raw materials                                        $  9,288       $  8,146
   Work in process                                         1,521          1,089
   Finished goods                                          1,397          1,198
                                                        --------       --------
                                                        $ 12,206       $ 10,433
                                                        ========       ========
Property, plant and equipment:
   Land                                                 $  2,628       $  1,834
   Building and improvements                              10,838          9,273
   Manufacturing equipment                                 9,464          9,146
   Office equipment                                        1,953          1,776
   Construction in progress                                   81             74
   Vehicles                                                  176            141
                                                        --------       --------
                                                          25,140         22,244
Accumulated depreciation                                 (11,192)       (10,221)
                                                        --------       --------
                                                        $ 13,948       $ 12,023
                                                        ========       ========
Other accrued liabilities:
   Compensation, commissions and employee benefits      $  3,063       $  2,324
   Customer deposits                                       1,749          1,559
   Income taxes                                            1,546            971
   Interest                                                   24             88
   Other                                                   3,570          3,261
                                                        --------       --------
                                                        $  9,952       $  8,203
                                                        ========       ========

Depreciation expense for continuing operations was $1,496,000, $1,642,000, and $1,535,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Accumulated amortization at December 31, 1998 and 1997 related to goodwill was $6,348,000 and $5,564,000, respectively. Accumulated amortization at December 31, 1998 and 1997 related to other intangible assets was $1,110,000 and $773,000, respectively.

11.      Subsequent Events

In January 1999, the Company entered into a non-binding letter of intent (the "letter") to pursue a potential merger in which the Company's public shareholders would receive $30.00 per share in cash. The purchasing entity would be formed by the Chairman of the Board of Directors and other members of management. A Special Committee of the Company's Board of Directors was established to review the proposal and it has recommended the letter.

The letter permits the Company to solicit and consider superior proposals subject to the payment of a termination fee to the management group upon the acceptance of another offer. The proposed merger is subject to, among other things, approval by the Company's shareholders and the Special Committee. Accordingly, there can be no assurance that the merger will be consummated.

                    WINSLOEW FURNITURE, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)



                                                                                            March 26,  December 31,
(In thousands except share and per share amounts)                                             1999         1998
                                                                                            -------      -------
Assets
Cash and cash equivalents                                                                   $   963      $   475
                                                                                            -------      -------
Cash in escrow                                                                                1,000        1,000
Accounts receivable, less allowances for doubtful accounts                                   31,278       23,647
Inventories                                                                                  12,926       12,206
Prepaid expenses and other current assets                                                     3,891        4,638
                                                                                            -------      -------
         Total current assets                                                                50,058       41,966

Property, plant and equipment, net                                                           13,684       13,948
Goodwill, net                                                                                26,955       27,176
Other assets                                                                                  1,129        1,463
                                                                                            -------      -------
                                                                                            $91,826      $84,553
                                                                                            =======      =======


Liabilities and Stockholders' Equity
Current portion of long-term debt                                                           $    35      $    47
                                                                                            -------      -------
Accounts payable                                                                              4,598        4,377
Other accrued liabilities                                                                    10,673        9,952
Net liabilities of discontinued operations                                                    1,715        1,750
                                                                                            -------      -------
         Total current liabilities                                                           17,021       16,126
Long-term debt, net of current portion                                                        6,669        1,400
Deferred income taxes                                                                           912          801
                                                                                            -------      -------
         Total liabilities                                                                   24,602       18,327
                                                                                            -------      -------
Commitments and contingencies

Stockholders' equity:
   Preferred stock, par value $.01 per share, 5,000,000 shares
     authorized, none issued                                                                     --           --
   Common stock; par value $.01 per share, 20,000,000 shares
     authorized, 7,181,908 and 7,294,408 shares issued and outstanding
     at March 26, 1999 and December 31, 1998                                                     72           73
Additional paid-in capital                                                                   16,612       19,797
Retained earnings                                                                            50,540       46,356
                                                                                            -------      -------
     Total stockholders' equity                                                              67,224       66,226
                                                                                            -------      -------
                                                                                            $91,826      $84,553
                                                                                            =======      =======

                    WINSLOEW FURNITURE, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)






                                                                  For the Quarters Ended
                                                                  -----------------------
                                                                   March 26,    March 27,
(In thousands except share and per share amounts)                     1999         1998
                                                                  ----------    ---------

Net sales                                                           $32,910      $27,576
Cost of sales                                                        20,031       17,946
                                                                    -------      -------
   Gross profit                                                      12,879        9,630
Selling, general and administrative expenses                          5,725        4,515
Amortization                                                            316          244
                                                                    -------      -------
   Operating income                                                   4,667        2,667



Interest expense                                                        123          333
                                                                    -------      -------
   Income before income taxes                                         6,715        4,538
Provision for income taxes                                            2,531        1,665
                                                                    -------      -------
   Net income                                                       $ 4,184      $ 2,873
                                                                    =======      =======
Basic earnings per share                                            $  0.58      $  0.38
                                                                    =======      =======
Weighted average number of shares                                     7,220        7,535
                                                                    =======      =======
Diluted earnings per share                                          $  0.56      $  0.37
                                                                    =======      =======
Weighted average number of shares and common stock equivalents        7,434        7,683
                                                                    =======      =======



                             See accompanying notes.

                    WINSLOEW FURNITURE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)



(In thousands)                                                        For the Quarters Ended
                                                                      ----------------------
                                                                      March 26,     March 27,
                                                                        1999          1998
                                                                      -------       -------

Cash flows from operating activities:
Net income                                                            $ 4,184       $ 2,873
Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
Depreciation and amortization                                             692           607
Provision for losses on accounts receivable                               377            79
Change in net assets held for sale                                         --           805
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
   Accounts receivable                                                 (8,008)       (6,540)
   Inventories                                                           (720)         (272)
   Prepaid expenses and other current assets                              747         2,635
   Other assets                                                           239          (715)
   Accounts payable                                                       221         1,203
   Other accrued liabilities                                              686           485
   Deferred income taxes                                                  111          (622)
                                                                      -------       -------
     Total adjustments                                                 (5,655)       (2,335)
                                                                      -------       -------
     Net cash provided by (used in) operating activities               (1,471)          538
                                                                      -------       -------
Cash flows from investing activities:
   Capital expenditures, net of disposals                                (112)         (334)
                                                                      -------       -------
   Net cash used in investing activities                                 (112)         (334)
                                                                      -------       -------
Cash flows from financing activities:
   Net borrowings under revolving credit agreements                     5,257           795
   Proceeds from issuance of common stock, net                             --           168

   Repurchase and cancellation of stock                                (3,186)           --
                                                                      -------       -------
      Net cash provided by financing activities                         2,071           963
                                                                      -------       -------
      Net increase in cash and cash equivalents                           488         1,167
                                                                      -------       -------
Cash and cash equivalents at beginning of year                            475           707
                                                                      -------       -------
Cash and cash equivalents at end of period                            $   963       $ 1,874
                                                                      =======       =======
Supplemental disclosures:
     Interest paid                                                    $    28       $   259
     Income taxes paid                                                $   155       $    28
                                                                      =======       =======


                             See accompanying notes.

                    WINSLOEW FURNITURE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation

         The accompanying unaudited consolidated financial statements of WinsLoew Furniture, Inc. and subsidiaries (the "Company" or "WinsLoew") that are for interim periods do not include all disclosures provided in the annual consolidated financial statements. These unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the Securities and Exchange Commission.

         All material intercompany balances and transactions have been eliminated. The preparation of the consolidated financial statements requires the use of estimates in the amounts reported.

         In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the results for the interim periods. The results of operations are presented for the Company's first quarter, which is from January 1 through March 26, 1999. The results of operations for this period are not necessarily indicative of the results to be expected for the full year.

2.       Inventories

         Inventories consisted of the following:

                                                                        March 26,                December 31,
         (In thousands)                                                   1999                      1998
                                                                        ---------                 ---------
         Raw materials.....................................             $   9,739                 $   9,288
                                                                        ---------                 ---------
         Work in process...................................                 1,619                     1,521
                                                                        ---------                 ---------
         Finished goods....................................                 1,568                     1,397
                                                                        ---------                 ---------
                                                                        $  12,926                 $  12,206
                                                                        ---------                 ---------

3.       Long-term Debt

         WinsLoew's amended senior credit facility provides the Company with a variable amount available under the revolving line of credit. The amount available under its revolving credit line is $20 million between July 1 each year through December 31. The Company may, at its option, elect to increase the revolving credit line at January 1 through the following June 30 to a maximum of $40 million. At January 1, 1999, the Company elected to set the maximum amount available under the revolving credit line at $35 million.

4.       Capital Stock

         In January 1998, WinsLoew's Board of Directors approved a plan to acquire up to 1,000,000 shares of the Company's common stock. The purchases are being funded by the Company's senior credit facility (see
         Note 3 above). At December 31, 1998, there were 704,000 shares available under the plan. Since December 31, 1998 and as of March 26, 1999, the Company has acquired 112,500 shares for $3.2 million.

5.       Discontinued Operations

         At March 26, 1999, there have not been any material changes in the net liabilities of discontinued operations as compared to December 31, 1998.

6.       Segment Information

         The Company has three segments organized and managed based on the products sold. The Company evaluates performance and allocates resources based on gross profit. There are no intersegment sales/transfers.


                                                                                      Three Months Ended
                                                                             -----------------------------------
         (In thousands)                                                      March 26, 1999       March 27, 1998
                                                                             --------------       --------------

         REVENUES:
         Casual products...............................................            $  13,634            $   9,630
         Contract seating products.....................................               15,885               15,498
         Ready to assemble products....................................                3,391                2,448
            Total revenues.............................................            $  32,910            $  27,576

         SEGMENT GROSS PROFIT:
         Casual products...............................................            $   6,467            $   4,354
         Contract seating products.....................................                5,619                4,769
         Ready to assemble products....................................                  793                  507
            Total segment gross profit.................................               12,879                9,630

         RECONCILING ITEMS:
         Selling, general and administrative expenses..................                5,725                4,515
         Amortization..................................................                  316                  244
            Operating income...........................................                6,838                4,871
         Interest expense-net..........................................                  123                  333
         Income from continuing operations before income taxes.........            $   6,715            $   4,538

         SEGMENT ASSETS:
         Casual products...............................................            $  60,104            $  51,880
         Contract seating products.....................................               22,808               23,486
         Ready to assemble products....................................                7,241                6,496
            Total......................................................               90,153               81,862

         RECONCILING ITEMS:
         Corporate.....................................................                1,673                2,691
            Total consolidated assets..................................            $  91,826            $  84,553


7.       Subsequent Event

         On March 30, 1999, WinsLoew and Trivest Furniture Corporation (the "Purchaser"), a Florida corporation formed by Earl W. Powell of Trivest, Inc., who is also the Chairman of the Company's Board of Directors, amended their Agreement and Plan of Merger to, among other things, (1) increase the per share cash purchase price from $30.00 per share to $33.00 per share, (2) increase the "break-up" fee, and (3) eliminate the Purchaser's financing condition. The amendment to the Agreement and Plan of Merger was approved by WinsLoew's Board of Directors, as well as the Special Committee of the Board appointed to evaluate the initial Trivest proposal and possible strategic alternatives.

         Pursuant to the amended agreement, the proposed merger is subject, among other things, to (1) shareholder approval and (2) compliance with all applicable regulatory and governmental requirements. Accordingly, there can be no assurance that the merger will be consummated.